As filed with the Securities and Exchange Commission on November 13, 2006

Registration No. 333-138257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT

NO. 1

to

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIOVEST INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	41-1412084
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

377 Plantation Street, Worcester, MA 01605

(813) 864-2554

(Address and telephone number of principal executive offices and principal place of business)

Steve Arikian

Biovest International, Inc.

377 Plantation Street

Worcester, MA 01605

(813) 864-2554

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Curt P. Creely

Foley & Lardner LLP

100 N. Tampa Street, Suite 2700

Tampa, Florida 33602

(813) 229-2300

Fax: (813) 221-4210

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share, issuable upon conversion of 8% Secured Convertible Debentures due September 29, 2010 or upon the exercise of Common Stock Purchase Warrants	18,000,000 shares	$1.10 (2)	$19,800,000	$2,119 (3)

(1)	All 18,000,000 shares registered pursuant to this registration statement are to be offered by the selling stockholders.

(2)	The price is estimated in accordance with Rule 457(g) under the Securities Act of 1933, solely for purposes of calculating the amount of the registration fee, and is $1.10, the exercise price of the Common Stock Purchase Warrants, which is greater than the exercise price of the 8% Secured Convertible Debentures.

(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion – Dated November 13, 2006

18,000,000 Shares

Common Stock

This prospectus relates to the offering from time to time of up to 18,000,000 shares of common stock of Biovest International, Inc. by the selling stockholders named in this prospectus or their transferees, pledgees, donees or successors. The 18,000,000 shares are transferable to the selling stockholders by Accentia Biopharmaceuticals, Inc. upon the exercise of 8% Secured Convertible Debentures due September 29, 2010 and Common Stock Purchase Warrants issued by Accentia Biopharmaceuticals, Inc. in a private placement that closed on September 29, 2006.

The resale of the shares is not being underwritten. The selling stockholders may sell or distribute the shares, from time to time depending on market conditions and other factors, through underwriters, dealers, brokers or other agents, or directly to one or more purchasers. The offering price may be the market price prevailing at the time of sale or a privately negotiated price. We will not receive any of the proceeds from the sale of the shares. We are paying substantially all expenses incidental to registration of these shares.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “BVTI”. On November 10, 2006, the closing price of a share of our common stock on the OTC Bulletin Board was $0.88.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                                 , 2006.

i

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our” and “us” and the “Company” refer to Biovest International, Inc and its subsidiaries. References in this prospectus to “Accentia” refer to Accentia Biopharmaceuticals, Inc., a Florida corporation that holds approximately 78% of our outstanding common stock as of November 3, 2006.

ii

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Biovest International, Inc.

We are a biotechnology company focusing primarily on the development BiovaxID™, a patient-specific anti-cancer vaccine focusing on the treatment of follicular non-Hodgkins lymphoma, or follicular NHL. Follicular NHL is a cancer of the lymphatic system that results when the body’s follicle center cells, which are a type of white blood cell, become abnormal and eventually spread throughout the body growing and dividing in an uncontrolled fashion. BiovaxID is a customized anti-cancer vaccine that is derived from a patient’s own cancer cells and is designed to utilize the power of the patient’s immune system to recognize and destroy cancerous lymphoma cells while sparing normal cells. We produce this vaccine by extracting the patient’s tumor cells and then replicating and purifying the unique antigen that is present only on the surface of the patient’s own tumor cells. We are currently conducting a pivotal Phase 3 clinical trial for BiovaxID in patients with the indolent, or low-grade, form of B-cell follicular NHL. This clinical trial was started in 2000 by the National Cancer Institute (NCI), and as of September 30, 2006, we had 17 clinical sites and 216 patients enrolled in the trial.

We have developed an automated cell culture instrument, called AutovaxID™, to reduce the manpower and production space requirements and costs associated with the production of our BiovaxID vaccine. In May 2006, we were informed by the FDA that AutovaxID requires no further review by the FDA, allowing us to commence commercialization of the device. We anticipate beginning to commercially manufacture and sell AutovaxID instruments in the first quarter of fiscal 2007.

We also manufacture instruments and disposables used in the hollow fiber production of cell culture products. Our hollow fiber cell culture products and instruments are used by biopharmaceutical and biotech companies, medical schools, universities, research facilities, hospitals and public and private laboratories. We also produce mammalian and insect cells, monoclonal antibodies, recombinant and secreted proteins and other cell culture products using our unique capability, expertise and proprietary advancements in the cell production process known as hollow fiber perfusion.

We were incorporated in Minnesota in 1981, under the name Endotronics, Inc. and in 1993, our name was changed to Cellex Biosciences, Inc. In 1998, we entered a bankruptcy preceding which, in July 1999, was concluded with the confirmation of our Chapter 11 Plan of Reorganization. In May 2000, we acquired the assets of Unisyn Technologies, Inc., a competitor in hollow fiber perfusion, for a combination of shares of our stock and our assumption of certain Unisyn debts and obligations. This acquisition provided us with additional expertise and proprietary advancements in the hollow fiber perfusion process and expanded our cell culture production capability. In 2001, we changed our corporate name to Biovest International, Inc. and changed our state of incorporation from Minnesota to Delaware. Our principal executive offices are located at 377 Plantation Street, Worcester, Massachusetts 01605, and our telephone number is (813) 864-2554. Our Internet website address is www.biovest.com and all of our filings with the Securities and Exchange Commission are available free of charge on our website. Any information that is included on or linked to our Internet site is not a part of this prospectus.

We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. These risks are discussed more fully in the “RISK FACTORS” section of this prospectus.

All references to years in this prospectus, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to “2005” or “fiscal 2005” means the 12-month period that ended September 30, 2005.

THE OFFERING

Common stock offered by selling stockholders	18,000,000 shares

Common stock outstanding as of November 3, 2006	94,130,775 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the shares. However, we are paying substantially all expenses incidental to their registration.

Trading market symbol	Our common stock is currently traded on the OTC Bulletin Board under the symbol “BVTI”.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in shares of our common stock.

We are registering the shares being offered under this prospectus pursuant to a Registration Rights Agreement, dated September 29, 2006, between our company and the selling stockholders. The Registration Rights Agreement was entered into in connection with a September 2006 private placement financing transaction undertaken by Accentia Biopharmaceuticals, Inc., the majority stockholder of our company. In the Accentia private placement, Accentia issued an aggregate of $25.0 million of 8% secured convertible debentures together with common stock purchase warrants. The convertible debentures issued by Accentia in the private placement are convertible at the option of the holder into shares of Accentia common stock or alternatively exchangeable for shares of our common stock held by Accentia, and the warrants issued in the transaction are exercisable for Accentia common stock or alternatively for shares of our common stock held by Accentia. In addition, Accentia has pledged into an escrow account 18 million shares of our common stock held by Accentia to secure the repayment of the convertible debentures. The total number of shares of our common stock transferable by Accentia to the investors in the private placement, whether pursuant to the exchange or exercise of the debentures and warrants or the exercise of rights under the pledge agreement, may not exceed 18 million shares in the aggregate.

The number of shares of common stock that will be outstanding immediately after this offering is based on the number of shares outstanding as of November 3, 2006, which includes the 18 million shares being offered under this prospectus. There is no guarantee that the debentures and warrants issued by Accentia will be exchanged or exercised for shares of our common stock. The number of shares of common stock to be outstanding immediately after this offering does not include 24,514,781 shares issuable by us pursuant to common stock options and warrants held by persons other than the selling stockholders, of which 20,372,219 options or warrants having a weighted-average exercise price of $0.26 per share were outstanding and exercisable as of November 3, 2006.

Summary Financial Data

The following table summarizes historical financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The summary information for years ended September 30, 2005 and 2004 has been derived from our financial statements, which were audited by Aidman, Piser & Company, P.A., and are included elsewhere in this prospectus. The summary information as of June 30, 2006 and for the nine-month periods ended June 30, 2006 and 2005 has been derived from our unaudited condensed consolidated financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly.

(Amounts shown in thousands of dollars, except per share amounts expressed in dollars)

Consolidated Statements of Operations Data:

	Nine Months ended June 30, 2006	Nine Months ended June 30, 2005	Fiscal Year ended September 30, 2005	Fiscal Year ended September 30, 2004
Total Revenues	$5,410	$4,087	$5,077	$5,706

Operating Expenses:
Cost of Sales	2,987	3,075	3,750	5,447
Research and development	8,389	6,853	9,950	5,541
General and administrative	2,446	1,783	2,438	3,251

Total operating expenses	13,822	11,711	16,138	14,239

Loss from operations	(8,412)	(7,624)	(11,061)	(8,533)
Other expense	(1,498)	(297)	(418)	(463)

Net loss	(9,910)	(7,921)	(11,479)	(8,996)

Net loss per common share	$(0.13)	$(0.17)	$(0.23)	$(0.24)

Consolidated Balance Sheet Data:

	June 30, 2006	September 30, 2005
Cash and cash equivalents	$101	$32
Restricted Cash	5,070	—
Working capital	(4,750)	(7,217)
Total assets	10,880	4,164
Total liabilities	14,068	9,326
Total stockholders’ deficit	(12,788)	(5,162)
Long term obligations	2,758	1,358

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occur, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, results of operations or financial condition.

We have a history of operating losses and expect to incur further losses.

We have never been profitable and we have incurred significant losses and cash flow deficits. For the fiscal years ended September 30, 2005 and September 30, 2004, we reported net losses and negative cash flow from operating activities of $11.5 million and $10.3 million and $9.0 million and $5.4 million, respectively. For the nine months ended June 30, 2006, we reported a net loss and negative cash flow from operating activities of $9.9 million and $8.5 million, respectively. Through June 30, 2006, we have an aggregate accumulated deficit of $48.6 million. We anticipate that operations may continue to show losses and negative cash flow, particularly with the anticipated expenses associated with the clinical trials for BiovaxID. There is no assurance that the additional required funds can be obtained on terms acceptable or favorable to us, if at all. The audit opinion issued by our independent auditors with respect to our financial statements for the 2005 fiscal year discussed that there is substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will need substantial additional financing.

During prior years, we met our cash requirements through the use of cash on hand, the sale of common stock, and short-term loans from affiliates. In 2003, we entered into an Investment Agreement with Accentia Biopharmaceuticals, Inc. (“Accentia”). The aggregate investment commitment received from Accentia was $20 million, which consisted of cash and a combination of short and long-term notes. In August 2004, we entered into an Amendment to the Investment Agreement with Accentia (the “Amendment”). This Amendment provided that Accentia would use reasonable efforts (without altering the terms of Promissory Note executed as part of the Investment Agreement) to advance funds under a Line of Credit Promissory Note and General Security Agreement. Amounts advanced under the Line of Credit Promissory Note are credited against installments as they become due and payable under the outstanding Promissory Note. As of October 2005, Accentia had advanced all payments required under its investment agreement obligation of $20 million. Additionally, Accentia has loaned us or otherwise paid on our behalf an additional $7.1 million through June 30, 2006, as represented by two secured promissory demand loans. Our ability to continue present operations is dependent upon our ability to obtain significant external funding. Additional sources of funding have not been established; however, additional financing is currently being sought from a number of sources other than Accentia, including the sale of equity or debt securities, strategic collaborations, recognized research funding programs, as well as domestic and/or foreign licensing of our vaccine. We are currently in the process of exploring various financing alternatives, and have hired an investment banking firm to assist in these efforts. There can be no assurance that we will be successful in securing such financing at acceptable terms, if at all. If adequate funds are not available from the foregoing sources, or if we determine it to otherwise be in our best interests, we may consider additional strategic financing options, including sales of assets or business units that are non-essential to the ongoing development or future commercialization of BiovaxID and AutovaxID, or we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or curtail some of our commercialization efforts.

There is a high risk of failure because we are trying to develop a new anti-cancer vaccine.

We are pursuing a novel and relatively unproven patient specific cancer therapy. Commercialization requires successful completion of the ongoing clinical trial, governmental approval, establishment of cost effective production capability, distribution capability and market acceptance. Our vaccine is subject to all of the risks of failure that are inherent in developing products based on new technologies and the risks associated with drug development generally. These risks include the possibility that:

•	our technology or the product based on our technology will be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals;

•	future products based on our technology will be difficult to manufacture on a large scale or at all or will prove to be uneconomical to produce or market;

•	proprietary rights of third parties will prevent us or our collaborators from marketing products;

•	third parties will market superior or equivalent products; and

•	the products will not attain market acceptance.

Clinical trials required for governmental approval are expensive and have a high risk of failure. The results from later-stage clinical trials may not be consistent with pre-clinical or earlier clinical results. Based on results at any stage of development, including later-stage clinical trials, and our inability to bear the related costs associated with clinical trials or product production or marketing, we may decide to discontinue development or clinical trial at any time.

We might be unable to manufacture our vaccine on a commercial scale.

Assuming approval of our vaccine, manufacturing, supply and quality control problems could arise as we, either alone or with subcontractors, attempt to scale-up manufacturing capabilities for products under development. We might be unable to scale-up in a timely manner or at a commercially reasonable cost. Problems could lead to delays or pose a threat to the ultimate commercialization of our product and cause us to fail.

Our manufacturing facilities, and those of any future contract manufacturers, are or will be subject to periodic regulatory inspections by the FDA and other federal and state regulatory agencies and these facilities are subject to Quality System Regulation, or QSR, requirements of the FDA. If we or our third-party manufacturers fail to maintain facilities in accordance with QSR regulations, other international quality standards, or other regulatory requirements, then the manufacture process could be suspended or terminated, which would harm us.

Because the clinical trials for our product will be expensive and their outcome is uncertain, we must incur substantial expenses that might not result in any viable product.

Completing our ongoing Phase 3 clinical trial is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of our vaccine, we must demonstrate that our product is safe and effective for use in humans. This is expected to result in substantial expense and require significant time.

Historically, the results from pre-clinical testing and early clinical trials often have not been predictive of results obtained in later clinical trials. A number of new drugs have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections could be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

Clinical trials conducted by us or by third parties on our behalf might not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approval for our products. Regulatory authorities might not permit us to undertake any additional clinical trials for our product candidates.

Completion of clinical trials will take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. Our commencement and rate of completion of clinical trials could be delayed by many factors, including:

•	inability to manufacture sufficient quantities of materials for use in clinical trials;

•	slower than expected rate of patient recruitment or variability in the number and types of patients in a study;

•	inability to adequately follow patients after treatment;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials; or

•	governmental or regulatory delays.

We cannot predict the impact, if any, that “Fast-Track” status will have on the regulatory approval process for BiovaxID.

The FDA has granted “Fast-Track” review status to BiovaxID, which means that this product may be eligible for expedited review procedures by the FDA. However, we cannot predict the impact, if any, that Fast-Track designation will actually have on the duration of the regulatory approval process for this product candidate, and the FDA may deny regulatory approval of this product candidate notwithstanding its Fast-Track designation.

Failure to enroll patients in our clinical trials may cause delays in developing BiovaxID.

We may encounter delays in development and commercialization, or fail to obtain marketing approval, of BiovaxID if we are unable to enroll enough patients to complete clinical trials. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial, and competing clinical trials. We have from time to time experienced, and are currently experiencing, slower-than-expected patient enrollment in our BiovaxID clinical trials. To complete enrollment of our Phase 3 clinical trial for BiovaxID in calendar year 2007, as anticipated, we will need to continue our efforts to significantly increase the rate at which we are enrolling patients in that trial and to increase the number of clinical trial sites. Also, the Phase 3 clinical trial for our BiovaxID vaccine may experience slower-than-anticipated enrollment due to an increasing tendency of physicians to prescribe Rituxan, a monoclonal antibody, as a first line of treatment for NHL instead of chemotherapy, while our clinical trial protocol for BiovaxID requires a patient to first achieve a six-month remission following chemotherapy treatment. The NCI Data Safety Monitoring Board (DSMB) for BiovaxID has expressed concerns about the rate of enrollment in our BiovaxID clinical trial and has therefore recommended that the trials be discontinued at the NCI site. Accordingly, we are transferring the safety and monitoring oversight function in this trial to a new global DSMB and will designate a new principal investigative site. Delays in planned patient enrollment may result in increased costs and harm our ability to complete our clinical trials and obtain regulatory approval.

In light of the perceived change in the standard of care for initial treatment of NHL, we have also submitted a Protocol amendment to the FDA to add a CHOP-R treatment arm to the trial. CHOP-R is an alternative chemotherapy regimen that includes Rituxan. We have received the verbal approval of this amendment from FDA, and upon formal approval of the amended Protocol, we will commence accrual of patients to the trial who will receive CHOP-R. While we expect that this alternative chemotherapy will significantly increase patient accrual, we cannot guarantee that the enrollment increase will be sufficient to complete trial enrollment in the desire timeframe.

We may experience difficulties in manufacturing BiovaxID or in obtaining approval of the change in manufacturing site from the FDA, which could prevent us from completing our ongoing clinical trials and delay the commercialization of BiovaxID.

Manufacturing BiovaxID is complex and requires coordination internally among our employees as well as externally with physicians, hospitals and third-party suppliers and carriers. This process involves several risks that may lead to failures or delays in manufacturing BiovaxID, including:

•	difficulties in obtaining adequate tumor samples from physicians;

•	difficulties in timely shipping of tumor samples to us or in the shipping of BiovaxID to the treating physicians due to errors by third-party carriers, transportation restrictions or other reasons;

•	destruction of, or damage to, tumor samples or BiovaxID during the shipping process due to the improper handling by third-party carriers, hospitals, physicians or us;

•	destruction of, or damage to, tumor samples or BiovaxID during storage at our facility; and

•	difficulties in ensuring the availability, quality, and consistency of materials provided by our suppliers.

If we experience any difficulties in manufacturing BiovaxID, our ongoing clinical trials may be delayed and commercialization of BiovaxID may be delayed, resulting in delays in generating revenue and increased costs.

In addition, changes to the manufacturing process during or following the completion of clinical trials requires sponsors to demonstrate to the FDA that the product under new conditions is comparable to the product that was the subject of earlier clinical testing. This requirement applies to relocations or expansions of manufacturing facilities, such as the possible expansion to additional facilities that may be required for successful commercialization of the vaccine, resulting in increased costs.

A showing of comparability requires data demonstrating that the product continues to be safe, pure, and potent and may be based on chemical, physical, and biological assays and, in some cases, other non-clinical data. If we demonstrate comparability, additional clinical safety and/or efficacy trials with the new product may not be needed. The FDA will determine if comparability data are sufficient to demonstrate that additional clinical studies are unnecessary. If the FDA requires additional clinical safety or efficacy trials to demonstrate comparability, our clinical trials or FDA approval of BiovaxID may be delayed, which would cause delays in generating revenue and increased costs.

Because we have limited experience, we might be unsuccessful in our efforts to develop, obtain approval for, commercially produce or successfully market our vaccine.

The extent to which we develop and commercialize our vaccine will depend on our ability to:

•	Complete required clinical trials;

•	obtain necessary regulatory approvals; establish, or contract for, required manufacturing capacity; and

•	establish, or contract for, sales and marketing resources.

Although we have started clinical trials with respect to our vaccine, we have limited experience with these activities and might not be successful in the trials, product development or commercialization.

Competing technologies may adversely affect us.

Biotechnology has experienced, and is expected to continue to experience, rapid and significant change. New developments in biotechnological processes are expected to continue at a rapid pace in both industry and academia, and these developments are likely to result in commercial applications competitive with our proposed vaccine. We expect to encounter intense competition from a number of companies that offer products in our targeted application area. We anticipate that our competitors in these areas will consist of both well-established and development-stage companies and will include:

•	health care companies;

•	Chemical and biotechnology companies;

•	biopharmaceutical companies; and

•	companies developing drug discovery technologies.

The cell culture production and technology business is also intensely competitive and is in many areas dominated by large service providers. In many instances, our competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.

Our competitors might succeed in developing, marketing, or obtaining FDA approval for technologies, products, or services that are more effective or commercially attractive than those we offer or are developing, or that render our products or services obsolete. As these companies develop their technologies, they might develop proprietary positions, which might prevent us from successfully commercializing products. Also, we might not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future.

Our clinical trials for BiovaxID may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for this product candidate or cease our trials.

We are currently engaged in a pivotal Phase 3 clinical trial for BiovaxID. We do not know whether our existing or future clinical trials will demonstrate safety and efficacy sufficiently to result in a marketable product. The safety and efficacy results attained in our pivotal Phase 3 clinical trial for BiovaxID may be less positive than the results obtained in the NCI’s Phase 2 clinical trials for BiovaxID. Because our clinical trials for BiovaxID may produce negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for this product candidate or cease our clinical trials. If this happens, we may not be able to obtain approval for this product or the anticipated time to market for this product may be substantially delayed, and we may also experience significant additional development costs. We may also be required to undertake additional clinical testing if we change or expand the indications for our product candidate.

The clinical trials for BiovaxID have demonstrated that certain side effects may be associated with this treatment, and ongoing or future clinical trials may reveal additional unexpected or unanticipated side effects.

A relatively small number of patients in the BiovaxID clinical trials have experienced adverse events, none of which were life-threatening, at the time of vaccine or control administration, but it seems likely from the nature of these events that they were either unrelated to the study or were due to the concomitant administration of GM-CSF. Also, skin irritation consisting of redness and induration, or hardening of the tissue, at the site of BiovaxID or control injection has been noted, but this condition has generally lasted only a few days and was limited to skin surrounding the injection site. The NCI Data Safety Monitoring Board (DSMB) for BiovaxID, which historically has reviewed all adverse event reports related to BiovaxID, has not expressed any concerns to date about the safety of the vaccine, although we are transferring the trials to a new DSMB following concerns raised by the NCI DSMB regarding the rate of enrollment in our BiovaxID clinical trial. We cannot guarantee that our current or future trials for BiovaxID will not demonstrate additional adverse side effects that may delay or even preclude regulatory approval. Even if BiovaxID receives regulatory approval, if we or others identify previously unknown side effects following approval, regulatory approval could be withdrawn and sales of the product could be significantly reduced.

Inability to obtain regulatory approval for our manufacturing facility or to manufacture on a commercial scale may delay or disrupt our commercialization efforts.

Before we can obtain FDA approval for any new drug, the manufacturing facility for the drug must be inspected and approved by the FDA. Therefore, before we can obtain the FDA approval necessary to allow us to begin commercially manufacturing BiovaxID, we must pass a pre-approval inspection of our BiovaxID manufacturing facility by the FDA. In order to obtain approval, we will need to ensure that all of our processes, methods, and equipment are compliant with the current Good Manufacturing Practices, or cGMP, and perform extensive audits of vendors, contract laboratories, and suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. We have undertaken steps towards achieving compliance with these regulatory requirements required for commercialization. In complying with cGMP, we will be obligated to expend time, money, and effort in production, record keeping, and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we could experience product liability claims from patients receiving our vaccines, we might be subject to possible regulatory action and we may be limited in the jurisdictions in which we are permitted to sell BiovaxID.

We are currently manufacturing BiovaxID for our clinical trials at our facility in Worcester, Massachusetts. Our manufacturing facility in Worcester is currently subject to licensing requirements of the Massachusetts Department of Public Health. Our facility is subject to inspection by the FDA as well as by the Massachusetts Department of Public Health at any time. Failure to obtain and maintain a license from the Massachusetts Department of Public Health or to meet the inspection criteria of the FDA and the Massachusetts Department of Public Health would disrupt our manufacturing processes, increase costs, and would harm our business. If an inspection by the FDA, the Massachusetts Department of Public Health, or foreign regulatory authorities indicates that there are deficiencies, we would be required to take remedial actions or our facility may be closed, and we may be subject to additional enforcement activity.

In order to commercialize BiovaxID, we will need to develop and qualify one or more additional manufacturing facilities. Preparing a facility for commercial manufacturing may involve unanticipated delays, and the costs of complying with state, local, and FDA regulations may be higher than we anticipated. In addition, any material changes we make to the manufacturing process may require approval by the FDA and state or foreign regulatory authorities. Obtaining these approvals is a lengthy, involved process, and we may experience delays. Such delays could increase costs and adversely affect our business. In general, the FDA views cGMP standards as being more rigorously applied as products move forward in development and commercialization. In seeking to comply with these standards, we may encounter problems with, among other things, controlling costs and quality control and assurance. Although we believe that our BiovaxID manufacturing facility in Worcester, Massachusetts is currently cGMP compliant, it may be difficult to maintain compliance with cGMP standards as the development and commercialization of BiovaxID progresses, if it progresses. In addition, although we intend to use the Worcester facility for purposes of commercial-scale manufacturing of BiovaxID, the demands and increasingly rigorous cGMP standards that will be applicable to that facility may require us to construct a new and different facility or seek a third-party contract manufacturer for the therapy, which could also cause increased costs.

We have been denied orphan drug exclusivity for BiovaxID, and our competitors may obtain orphan drug exclusivity.

We have applied for orphan drug designation for the use of BiovaxID for the treatment of certain forms of follicular B-cell NHL. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a Biologics License Application, or BLA. After the FDA grants orphan drug designation to a product, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances such as greater effectiveness, greater safety, major contribution to patient care, or inadequate supply. Even though we have applied for orphan drug status, the FDA has determined that BiovaxID is ineligible for orphan drug designation in the absence of further information and clarification. Although we have successfully achieved the equivalent of Orphan Drug designation in the European Union, we have not yet determined whether we will continue to pursue orphan drug designation for BiovaxID in the U.S. Even if designated as an orphan drug, BiovaxID may not be approved, or may not be approved before other applications, or granted orphan drug exclusivity if approved. Our competitors may obtain orphan drug exclusivity for products competitive with our product candidate before we do or even if we do not obtain such status, in which case we would be excluded from that market if the FDA deems the competitive drug to be the same drug as BiovaxID. Even if we obtain orphan drug exclusivity for BiovaxID, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product.

We are not able to prevent third parties, including potential competitors, from developing and selling an anti-cancer vaccine for NHL having the same composition of matter as BiovaxID.

Our BiovaxID vaccine is based on research and studies conducted at Stanford University and the NCI. As a result of published studies, the concept of the vaccine and its composition of matter are in the public domain and cannot be patented by us, the NCI, or any other party. We have filed a PCT patent application on the type of cell media that is used to grow cell cultures in the production of our vaccine, and we have filed a PCT patent application on certain features of the integrated production and purification system used to produce and purify the vaccine in an automated closed system. However, we cannot prevent other companies using different manufacturing processes from developing active immunotherapies that directly compete with BiovaxID.

We are aware of several companies focusing on the development of active immunotherapies for NHL, including Genitope Corporation, Antigenics, Inc., Favrille, Inc., and Large Scale Biology Corporation. We believe none of these companies uses the hybridoma method to produce a patient-specific vaccine, and of these companies, only Genitope and Favrille have a product candidate in Phase 3 clinical trials. Several companies, such as Genentech, Inc., Corixa Corporation, Biogen Idec, and Immunomedics, Inc., are involved in the development of passive immunotherapies for NHL. These passive immunotherapies include Rituxan, a monoclonal antibody, and Zevalin and Bexxar, which are passive radioimmunotherapy products. Competition could impair our ability to generate revenue and could increase costs.

We currently depend on a sole-source supplier for KLH, a critical raw material used in the manufacture of BiovaxID, and physicians who administer BiovaxID depend on a sole-source supplier for GM-CSF, an immune system stimulant administered with BiovaxID.

We currently depend on single source suppliers for critical raw materials used in BiovaxID and other components used in the manufacturing process and required for the administration of BiovaxID. In particular, manufacturing of BiovaxID requires keyhole limpet hemocyanin, or KLH, a foreign carrier protein. We purchase KLH from BioSyn Arzneimittel GmbH, or BioSyn, a single source supplier. We have entered into a supply agreement with BioSyn, pursuant to which BioSyn has agreed to supply us with KLH. The supply agreement has an initial term of three years and is renewable for indefinite additional terms of five years each at our discretion, so long as we are not in default of our obligations pursuant to this agreement. Either party may terminate the supply agreement earlier upon a breach that is not cured within 60 days or other events relating to insolvency or bankruptcy. Under this agreement, BioSyn is not contractually obligated to supply us with the amounts of KLH currently being supplied and necessary for our current clinical trial purposes or for commercialization. There may be no other supplier of KLH of suitable quality for our purposes.

When BiovaxID is administered, the administering physician uses a cytokine to enhance the patient’s immune response, and this cytokine is administered concurrently with BiovaxID. The cytokine used by physicians for this purpose is Leukine® sargramostim, a commercially available recombinant human granulocyte-macrophage colony stimulating factor known as GM-CSF. This cytokine is a substance that is purchased by the administering physician and is administered with an antigen to enhance or increase the immune response to that antigen. The physicians who administer BiovaxID will rely on Berlex Inc., or Berlex, as a supplier of GM-CSF, and these physicians will generally not have the benefit of a long-term supply contract with Berlex. GM-CSF is not commercially available from other sources in the United States or Canada.

Establishing additional or replacement suppliers for these materials or components may take a substantial amount of time. In addition, we may have difficulty obtaining similar components from other suppliers that are acceptable to the FDA. If we have to switch to a replacement supplier, we may face additional regulatory delays and the manufacture and delivery of BiovaxID, could be interrupted for an extended period of time, which may delay completion of our clinical trials or commercialization of BiovaxID. If we are unable to obtain adequate amounts of these components, our clinical trials will be delayed. In addition, we will be required to obtain regulatory clearance from the FDA to use different components that may not be as safe or as effective. As a result, regulatory approval of BiovaxID may not be received at all. All these delays could cause delays in commercialization of BiovaxID, delays in our ability to generate revenue from BiovaxID, and increased costs.

Other than BioSyn and Berlex, we are not dependent on any sole-source suppliers.

The National Cancer Institute is not precluded from working with other companies on developing products that are competitive with BiovaxID.

Our BiovaxID vaccine is based on research and studies conducted at Stanford University and the NCI. The concept of producing a patient-specific anti-cancer vaccine through the hybridoma method from a patient’s own cancer cells has been discussed in a variety of publications over a period of many years, and, accordingly, the general method and concept of such a vaccine is not eligible to be patented by us, the NCI, or any other party. Until September 2006, we were a party to a Cooperative Research and Development Agreement, or CRADA, with the NCI for the development of a hybridoma-based patient-specific idiotypic vaccine for the treatment of indolent follicular NHL. We gave notice of termination of the CRADA in September 2006. Although the NCI transferred sponsorship of the IND for BiovaxID to us in 2004, and although there are certain confidentiality protections for information generated pursuant to the CRADA, the CRADA does not prevent the NCI from working with other companies on other hybridoma-based idiotypic vaccines for indolent follicular NHL or other forms of cancer, and the NCI or its future partners may be able to utilize certain technology developed under our prior CRADA. If the NCI chooses to work with other companies in connection with the development of such a vaccine, such other companies may also develop technology and know-how that may ultimately enable such companies to develop products that compete with BiovaxID. Additionally, through their partnership with the NCI, these companies could develop immunotherapies for other forms of cancer that may serve as barriers to any future products that we may develop for such indications.

The uncertainty of patent and proprietary technology protection and our potential inability to license technology from third parties may adversely affect us.

Our success will depend in part on obtaining and maintaining meaningful patent protection on our inventions, technologies and discoveries. Our ability to compete effectively will depend on our ability to develop and maintain proprietary aspects of our technology, as well as to operate without infringing, or, if necessary, to obtain rights to, the proprietary rights of others. Our pending patent applications might not result in the issuance of patents. Our patent applications might not have priority over others’ applications and, even if issued, our patents might not offer protection against competitors with similar technologies. Any patents issued to us might be challenged, invalidated or circumvented and the rights created thereunder may not afford us a competitive advantage.

Our commercial success also depends in part on our neither infringing patents or proprietary rights of third parties nor breaching any licenses we have obtained from third parties permitting us to incorporate technology into our products. It is possible that we might infringe these patents or other patents or proprietary rights of third parties. In the future we might receive notices claiming infringement from third parties. Any legal action against us or our collaborative partners claiming infringement and damages or seeking to enjoin commercial activities relating to our products and processes may require us or our collaborative partners to obtain licenses in order to continue to manufacture or market the affected products and processes. In addition, these actions may subject us to potential liability for damages. We or our collaborative partners might not prevail in an action, and any license required under a patent might not be made available on commercially acceptable terms, or at all.

There are many U.S. and foreign patents and patent applications held by third parties in our areas of interest, and we believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. Potential future litigation could result in substantial costs and the diversion of management’s efforts regardless of the merits or result of the litigation. Additionally, from time to time we may engage in the defense and prosecution of interference proceedings before the U.S. Patent and Trademark Office, or USPTO, and related administrative proceedings that can result in our patent position being limited or in substantial expense to us and significant diversion of effort by our technical and management personnel. In addition, laws of some foreign countries do not protect intellectual property to the same extent as do laws in the United States, which could subject us to additional difficulties in protecting our intellectual property in those countries.

We also rely on trade secrets, technical know-how and continuing inventions to develop and maintain our competitive position. Others might independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology, and we may not be able to protect our rights to our trade secrets. We seek to protect our technology and patents, in part, by confidentiality agreements with our employees and contractors. Our employees might breach their existing proprietary information, inventions and dispute resolution agreements. Accordingly, these agreements may not protect our intellectual property, and our employees’ breaches of those agreements could have a material adverse effect on us.

Our operating results may fluctuate widely between reporting periods.

Our operating results may vary significantly from quarter to quarter or year to year, depending on factors such as timing of biopharmaceutical development and commercialization of products by our customers, the timing of increased research and development and sales and marketing expenditures, the timing and size of contracts and whether we introduce to the market new products or processes. Consequently, revenues, profits or losses may vary significantly from quarter-to-quarter or year-to- year, and revenue or profits in any period will not necessarily be indicative of results in subsequent periods. These period-to-period fluctuations in financial results may have a significant impact on the market price, if any, of our securities.

Our contract cell production services are subject to product liability claims.

The contract production services for therapeutic products that we offer expose us to a potential risk of liability as the proteins or other substances manufactured by us, at the request and to the specifications of our customers, could potentially cause adverse effects. We generally obtain agreements from our contract production customers indemnifying and defending us from any potential liability arising from such risk.

There can be no assurance, however, that we will be successful in obtaining such agreements in the future or that such indemnification agreements will adequately protect us against potential claims relating to such contract production services. We may also be exposed to potential product liability claims by users of our products. We may seek to increase our insurance coverage in the future in the event of any significant increases in our level of contract production services. There can be no assurance that we will be able to maintain our existing coverage or obtain additional coverage on commercially reasonable terms, or at all, or that such insurance will provide adequate coverage against all potential claims to which we might be exposed. A successful partially or completely uninsured claim against us would have a material adverse effect on our operations.

Our contract cell production business is subject to intense competition.

The contract cell production business is highly competitive. Customers can select other cell production facilities, other cell production methods and other cell production instruments. We consider our business environment to be competitive. Many of our competitors are better established with greater capital resources. Historically, our cell production facilities, method and equipment have been primarily used to produce relatively small batches, such as those used in research and development. While we are seeking broader acceptance of our cell production facilities, method and equipment for larger and commercial scale production, we may not be successful in cost effectively penetrating these larger markets.

We have been designated as the National Cell Culture Center or NCCC, by the National Institutes of Health since 1991. This designation is made every approximately five years by the National Institutes of Health. Our grant under this designation expired during the fiscal year ended September 30, 2005, and from September 2005 through June 30, 2006, we continued to provide the same services under an interim grant. We are discontinuing activities as the designated NCCC and we plan to integrate these activities into our commercial contract manufacturing business.

If we lose our key personnel or are unable to attract and retain additional personnel, our efforts would be hindered and we might be unable to develop our own products or pursue collaborations.

Our success will depend on our ability to attract and retain key employees and scientific advisors. Competition among biotechnology and biopharmaceutical companies, as well as among other organizations and companies, academic institutions and government entities, for highly skilled scientific and management personnel is intense. There is no guarantee that we will be successful in retaining our existing personnel or advisors, or in attracting additional qualified employees. If we fail to acquire personnel or if we lose existing personnel, our business could be seriously interrupted.

We do not expect to pay any dividends.

We have not declared or paid cash dividends since our inception. We currently intend to retain all of our earnings to finance future growth and therefore do not expect to declare or pay cash dividends in the foreseeable future.

Our tax-loss carryforwards are subject to restrictions.

As of June 30, 2006, we had substantial net operating loss carry-forwards (“NOLS”) for federal income tax purposes of approximately $36.7 million (which will begin to expire in 2020) which will be available to offset future taxable income. As a result of certain changes in ownership and pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, utilization of NOLS is limited after an ownership change, as defined in Section 392, to an annual amount equal to the value of the loss corporation’s outstanding stock immediately before the date of the ownership change multiplied by the federal long-term exempt tax rate. Due to the various changes in our ownership, and as a result of our Chapter 11 bankruptcy proceeding, a significant portion of these carry-forwards are subject to significant restrictions with respect to our ability to use those amounts to offset future taxable income. Use of our NOLS may be further limited as a result of future equity transactions.

We are subject to various government regulations.

The cell culture systems and services that we sell are subject to significant regulation by the FDA under the FD&C Act. Our cell culture bioprocessing systems are regulated as Class I medical devices and must be manufactured in accordance with the FDA’s QSR requirements. Our cell culture instruments must comply with a variety of safety regulations to be sold in Europe, including, but not limited, to CE. Our customers who use these cell culture bioprocessing systems must also comply with more extensive and rigorous FDA regulation. The process of complying with FDA regulations and obtaining approvals from the FDA is costly and time consuming. The process from investigational stage until approval to market can take a minimum of seven and up to as many as ten to twelve years currently and is subject to unanticipated delays. Furthermore, there is no assurance that our customers will be able to obtain FDA approval for bioproducts produced with their systems.

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be costly and time consuming.

Our manufacturing, clinical laboratory, and research and development processes involve the storage, use and disposal of hazardous substances, including hazardous chemicals and biological hazardous materials. Because we handle biohazardous waste with respect to our contract production services, we are required to conform our customers’ procedures and processes to the standards set by the EPA, as well as those of local environmental protection authorities. Accordingly, we are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety and environmental management practices and procedures for handling and disposing of these hazardous materials are in accordance with good industry practice and comply with applicable laws, permits, licenses and regulations, the risk of accidental environmental or human contamination or injury from the release or exposure of hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, including environmental clean-up or decontamination costs, and any such liability could exceed the limits of, or fall outside the coverage of, our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental and public and workplace safety and health laws and regulations.

Our common stock is quoted on the OTC Bulletin Board.

Our common stock is quoted on the OTC Bulletin Board as opposed to a larger or better accepted market. Thus, an investor might find it more difficult than it would be on a national exchange to dispose of, or to obtain accurate quotations as to the market value of, our securities. We cannot be certain that an active trading market will develop or, if developed, be sustained. We also cannot be certain that purchasers of our common stock will be able to resell their common stock at prices equal to or greater than their purchase price. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time. We do not have any control over whether there will be sufficient numbers of buyers and sellers. Accordingly, we cannot be certain that an established and liquid market for our common stock will develop or be maintained. The market price of the common stock could experience significant fluctuations in response to our operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These fluctuations, and general economic and market conditions, may hurt the market price of our common stock.

We are also subject to a Securities and Exchange Commission rule that, if we fail to meet certain criteria set forth in such rule, the rule imposes various sales practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, the rule may have an adverse effect on the ability of broker-dealers to sell our securities and may affect the ability of our stockholders to buy and sell our securities in the secondary market. The Commission has adopted rules that define a “penny stock.” In the event the common stock were subsequently to become characterized as a penny stock, broker-dealers dealing in our securities would be subject to the disclosure rules for transactions involving penny stocks. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in penny stocks, which could reduce the liquidity of the common stock and have a material adverse effect on the trading market for our securities.

The price of our stock may be highly volatile.

The market price for our common stock is likely to fluctuate due to factors unique to us and along with the highly volatile market prices of securities of biotechnology companies. You may not be able to resell shares of our common stock following periods of volatility. In addition, you may not be able to resell shares at or above your purchase price.

Our stock price may be affected by many factors, many of which are outside of our control, which may include:

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations or new products or services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the biotechnology industry;

•	changes in the economic performance or market valuations of other biotechnology companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “possible,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any proceeds from the resale or other disposition of the shares of common stock, or interests therein, by the selling stockholders. However, we are paying substantially all expenses incidental to their registration. If any of the warrants held by the selling stockholders are exercised, Accentia will receive all proceeds from such warrant exercises.

PRICE RANGE OF OUR COMMON STOCK

Market for Common Stock

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “BVTI.” At the close of business on November 3, 2006, there were 94,130,775 outstanding common shares which were held by approximately 439 shareholders of record.

The following table sets forth the high and low bids for the common shares as quoted on the OTC Bulletin Board for the periods indicated:

	High	Low
Year Ended September 30, 2005(1)
First Quarter	—	—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter (beginning on August 15, 2005)	$3.00	$0.80
Year Ended September 30, 2006:
First Quarter	$0.95	$0.44
Second Quarter	$1.00	$0.45
Third Quarter	$1.80	$0.55
Fourth Quarter	$1.56	$0.77

(1)	Because our common stock was not quoted on the OTC Bulletin Board prior to August 15, 2005, there are no quotations available prior to August 15, 2005.

The quotations in the above table reflect inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

DIVIDEND POLICY

We have never declared or paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future. We currently anticipate that all future earnings will be retained for use in our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When you read this section of this prospectus, it is important that you also read the financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in the “Risk Factors” section of this prospectus.

Overview

On June 16, 2003, pursuant to an Investment Agreement dated April 9, 2003 with Accentia Biopharmaceuticals, Inc. (“Accentia”), we had a change in control. For a combination of cash and notes, we issued capital stock representing approximately 81% of our capital stock then outstanding, and a majority of our Board of Directors and our officers were replaced. As of November 3, 2006, Accentia held approximately 78% of our outstanding common stock. Following our change in control, we spent considerable time and effort revising the budget process, making changes in departmental reporting responsibilities, drafting a marketing plan, and seeking ways to more efficiently operate the core business of cell culture and related instrumentation manufacturing, as well as our activities under the CRADA. During the year ended September 30, 2004, we continued advancing the CRADA agreement activities, the process of integration of systems with Accentia, as described below, the upgrade of computer equipment, including manufacturing software for instrumentation, and the transfer to us from the National Cancer Institute of the IND for the vaccine development, which occurred in April 2004. In the fall of 2004, our management team was reorganized, our current Chairman assumed the duties of Chief Executive Officer and a new Chief Operating Officer was brought in to Biovest to further our efforts in our vaccine development, following the transfer of the IND by the NCI to us as described above. While we made efforts to recast our company more favorably to our customer base in our core business of cell culture manufacturing and instrumentation in the first 18 months after the change in control, through expanding and enhancing our sales force, improving purchase terms and endeavoring to resolve customer relationships, our success in offsetting a perceived negative impact from our prior cash-constrained activities before the investment by Accentia was limited. Many of our marketing opportunities were negatively affected by our shortage of operating capital during the periods before the investment by Accentia. We determined it was in our company’s best interest to focus our resources on the vaccine development, with less emphasis on the core business.

Prior to the change in control to Accentia, our ability to continue our operations and meet our obligations, including those under the CRADA, was uncertain and was dependent upon our ongoing efforts to obtain funding as required. For the three years prior to our Investment Agreement with Accentia, we met our cash needs by depending on short-term loans convertible into our common stock, and after the transaction with Accentia, some notes were convertible into

Accentia common stock. Following the Accentia investment, most of the convertible loans were renegotiated and extended to long-term notes. Following Accentia’s October 2005 initial public offering, convertible notes and accrued interest totaling $3.7 million, representing approximately 75% of the principal and interest accrued on these notes, were converted into Accentia stock at the IPO price of $8.00 per share. The conversion created a liability to Accentia of $3.7 million. In addition, approximately $1.3 million, representing approximately 25% of these notes and accrued interest, converted into our common stock subsequent to October 1, 2005.

Principally through the Accentia Investment Agreement, which was fully funded ($20.0 million) by October 2005, we covered our short-term cash needs from June 2003 through September 2005. The Accentia Investment Agreement is further described below. The Accentia note, as amended, called for two payments of $5.0 million each, on the third and fourth anniversaries of the agreement (June 16, 2006 and 2007 respectively). In August 2004, we entered into a Second Amendment to the Investment Agreement with Accentia (the “Amendment”). This Amendment provides that Accentia would use reasonable efforts (without altering the terms of the Promissory Note executed as part of the Investment Agreement) to advance funds under a Line of Credit Promissory Note and General Security Agreement. Amounts advanced under the Line of Credit Promissory Note will be credited against installments as they become due and payable under the outstanding Promissory Note. In that regard, Accentia funded us amounts in advance of the payment schedule such that $0.7 million remained of the original $20 million investment commitment at September 30, 2005. Subsequent to November 30, 2005, Accentia paid the remaining $0.7 million balance and advanced an additional $7.1 million to us as of June 30, 2006, which we expect to repay as new financing is placed in fiscal 2007.

In addition to the Accentia funding as described herein, we anticipate additional external financing to fully fund our vaccine development activities. Our CRADA and vaccine development activities are, to a significant degree, research and development and we have significant discretionary control over the timing and extent of these activities.

Historical developments

The following describes our history before the acquisition by Accentia Biopharmaceuticals, Inc.:

On July 31, 1999, we emerged from Chapter 11 Bankruptcy Reorganization with new management, officers and directors.

As of July 31, 1999, we adopted fresh start reporting in accordance with the American Institute of Certified Public Accountants’ Statement of Position 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). Fresh-start reporting resulted in material changes to our balance sheet, including valuation of assets at fair value in accordance with principles of the purchase method of accounting, valuation of liabilities pursuant to provisions of the Plan and valuation of equity based on the reorganization value of the ongoing business.

In September 2001, we entered into the CRADA with the NCI for the development and ultimate commercialization of patient-specific vaccines for the treatment of non-Hodgkin’s low-grade follicular lymphoma. The terms of the CRADA include, among other things, a requirement for us to reimburse the NCI for expenses incurred in connection with the ongoing Phase 3 clinical trials. On April 27, 2004, the Investigational New Drug Application (“IND”) regarding our vaccine was transferred to us from the NCI, which gives us more direct control over the development of the vaccine and potentially over the timing and amount of direct vaccine development expenses. Subsequent to this transfer, our payment obligations to the NCI under the CRADA were dramatically reduced to approximately $0.2 million per year as a result of our assumption of the direct responsibility for these development activities.

Successful development of the vaccine, if approved by the FDA, from Phase 3 clinical trials through commercialization will commit us to several years of significant expenditures before revenues will be realized, if ever.

In August 2004 we entered into a Biologics Products Commercialization Agreement with Accentia whereby Accentia was to be our exclusive commercialization partner for the vaccine we are currently developing and any other similar products developed or acquired by us. Under that agreement, Accentia was entitled to 49% of our net profits from the sale of biologic products. On October 31, 2006, we entered into a Royalty Agreement with Accentia that terminated and superseded the Biologics Products Commercialization Agreement. The new Royalty Agreement provides that Accentia is no longer our exclusive commercialization partner and replaces the share of net profits with a 19.5% royalty based on net sales and license revenue of biologics products. The products and territory subject to the Royalty Agreement remain identical to those terms previously contained in the Biologics Commercialization Agreement. In consideration for Accentia entering into this Royalty Agreement, we issued to Accentia five million shares of our common stock, representing the independently appraised value to us of the new agreement.

Current Developments

In the fiscal year ended September 30, 2005, we incurred significant negative cash flows and operating losses. We expect negative cash flow to continue through and potentially beyond fiscal year 2006, due to increasing budgeted costs associated with our ongoing vaccine development activities and related research, development, and clinical trial activities. Accentia has made no firm commitment to make any further advances. We anticipate further losses in fiscal 2007, which we anticipate will be funded and offset by positive operating margins in our Minneapolis facility, the sale of equity or debt securities, strategic collaborations, potential licenses both domestic and foreign, and recognized research funding programs. We are currently exploring various financing alternatives, and have hired an investment banking firm to assist in these efforts. There can be no assurances that we will be successful in securing such financing on acceptable terms, if at all. If adequate funds are not available from the foregoing sources, or if we determine it to be in our best interest, we may consider additional strategic financing options, including sales of assets or business units that are non-essential to the ongoing development or future commercialization of BiovaxID and AutovaxID, or we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or curtail our commercialization efforts.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, inventories, intangible assets, and contingencies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenues from contract cell production services are recognized using the percentage-of-completion method, measured by the percentage of contract costs incurred to date to estimated total contract costs for each contract. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories are recorded at the lower of cost or market. Write-downs of inventories to market value are based upon contractual provisions and obsolescence, as well as assumptions about future demand and market conditions. In that regard, we wrote off approximately $0.4 million of non-saleable inventory in fiscal 2005. No such writeoffs were deemed necessary in the nine months ended June 30, 2006. If assumptions about future demand change and/or actual market conditions are less favorable than those projected by management, additional write-downs of inventories may be required.

In assessing the recoverability of our amounts recorded as goodwill, significant assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets must be made, as well as the related estimated useful lives. If these estimates or their related assumptions change in the future as a result of changes in strategy and/or market conditions, we may be required to record impairment charges for these assets.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R). This standard requires expensing of stock options and other share-based payments and supersedes SFAS No. 123, Accounting for Stock-Based Compensation and Accounting

Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance that had allowed companies to choose between expensing stock options or showing pro forma disclosure only. This standard, together with a new rule adopted by the Securities and Exchange Commission in April 2005, is effective for us as of January 1, 2006 and will apply to all awards granted, modified, cancelled or repurchased after that date. The ultimate amount of increased compensation expense will be dependent on the number of option shares granted, their timing and vesting period, and the method used to calculate the fair value of the awards, among other factors.

The consolidated financial statements represent the consolidation of wholly-owned companies and interests in joint ventures where we have a controlling financial interest or have been determined to be the primary beneficiary under Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). All significant inter-company balances and transactions have been eliminated.

Results of Operations

Nine months ended June 30, 2006 compared to nine months ended June 30, 2005:

REVENUES. Total revenues for the nine months ended June 30, 2006 were $5.4 million which is an increase of $1.3 million over the nine months ended June 30, 2005. This represents an increase of 32% over the nine month period. The increase is due to increased cell culture service projects and instrument hardware sales.

GROSS MARGIN. The overall gross margin as a percentage of sales for the nine months ended June 30, 2006 was 45%. This represents a 73% improvement over the nine month period ended June 30, 2005, and resulted from better allocation of production personnel, better product mix, and the lack of a $0.3 million inventory write-down charge that occurred in the first quarter of fiscal 2005.

OPERATING EXPENSES. Research and development expenses for the nine months ended June 30, 2006 were $8.4 million, compared to the expenses for the nine months ended June 30, 2005 of $6.9 million. These costs relate to increased vaccine production supporting the on-going clinical trial and design engineering expense associated with design of the AutovaxID.

General and administrative expenses increased by approximately $0.7 million over the nine months ended June 30, 2005. The increase comparing the nine month period in 2006 against the nine month period in 2005 came substantially from the adoption of revised accounting standard FAS 123(R). As discussed above, this standard, which became applicable in January 2006, now requires us to record compensation expense based on the fair value of options awarded. The prior standard (FAS 123) required disclosure of the fair value and the potential expense, but did not require the actual recording of the expense. During the nine months ended June 30, 2006, we incurred stock compensation expense of $0.5 million, compared to zero during the same period last fiscal year.

INTEREST. Other expense (interest) relates to contractual interest charges and amortization of discounts regarding the Laurus Financing which occurred this fiscal year, interest on our demand notes to Accentia, interest on other long-term debt, and short-term loans from affiliates. Accordingly, interest expense increased by $1.2 million for nine month period ended June 30, 2006 over the same period in fiscal 2005. Interest income is nominal in both periods.

Fiscal year ended September 30, 2005 compared to the fiscal year ended September 30, 2004:

REVENUES. Our total sales for the fiscal year ended September 30, 2005, in the core business of contract cell culture manufacturing, instrumentation and cultureware sales, were approximately $5.1 million. This represented a decrease in revenue from the year ended September 30, 2004 of $0.6 million or approximately 11%. The most significant area of change was in the contract services cell culture segment where revenues declined by approximately $1.0 million, or 47% from 2004 to 2005. This decline was due partially to a shifting in emphasis by our personnel away from revenue-producing contract services work to non-revenue producing research and development related to the BiovaxID vaccine project. Contract revenues in the National Cell Culture Center declined from $1.1 million to approximately $0.9 million. The National Cell Culture contract has not been renewed. We are discontinuing activities as the designated NCCC and we plan to integrate these activities into our commercial contract manufacturing business. Instrument and consumable product sales increased from approximately $2.3 million in 2004 to approximately $3.0 million in 2005, due to a backlog of orders that were not filled in fiscal 2004.

GROSS MARGIN. The overall gross margin for the fiscal year ended September 30, 2005 increased to approximately 26% from 5% in the prior year. This was due to more optimal product mix and improved production results. Included in cost of sales in fiscal 2005 was an inventory write off of approximately $0.4 million, representing primarily inventory on-hand in the June 2003 Accentia acquisition of a controlling interest in Biovest, and determined in the fiscal 2005 to be overvalued.

OPERATING EXPENSES. Research and vaccine development expenses for fiscal year 2005, compared to fiscal year 2004 increased from approximately $5.5 million in 2004 to approximately $9.95 million in 2005. This was due to increased spending for the BiovaxID Phase 3 clinical trial. Marketing and general and administrative expenses during the fiscal year ended September 30, 2005 decreased by approximately $0.8 million or 25% from fiscal year 2004, primarily due to reductions in sales staffing and other management initiatives. We incurred approximately $0.7 million in legal and professional fees in the fiscal 2005, compared to approximately $1.0 million in the fiscal year ended September 30, 2004, the decline primarily a result of decreased patent counsel fees and costs. These costs are included in general and administrative expenses in the accompanying financial statements.

We participated in a shared-resource concept for accounting, legal, regulatory affairs, human resources (including employee benefits), and information systems with other

Accentia-owned companies throughout 2005 and 2004, which allows for greater efficiency in each of these areas critical to management of our company. These costs are allocated based on a specific identification of costs, or percentage of time devoted basis.

OTHER EXPENSE, NET. Other expense, net in 2005 was nominal in both years presented. Interest expense decreased 7% to $0.4 million in 2005.

Liquidity and Capital Resources

During the nine months ended June 30, 2006, we incurred a net loss of approximately $9.9 million. At June 30, 2006, we had an accumulated deficit of approximately $48.5 million and a working capital deficit of approximately $4.8 million. We have been meeting cash requirements through proceeds from our cell culture and instrument manufacturing activities, various financing transactions, the use of cash on hand, short-term borrowings (primarily from affiliates), the collection of and advances on the Accentia stock subscription receivable and inter-company demand loans from Accentia as discussed below, and by managing accounts payable. Our auditors issued a “going concern” opinion on the financial statements for the year ended September 30, 2005, citing significant losses and working capital deficits at that date, which raised substantial doubt about our ability to continue as a going concern.

During the nine months ended June 30, 2006, we received net advances of $7.8 million from Accentia, which included the balance of Accentia’s obligation pursuant to the stock subscription receivable, and which fulfilled the total amount required to be paid in connection with the Accentia Investment Agreement. During the three months ended June 30, 2006, we reduced the net balance owed to Accentia by $1.1 million. The total net advances in excess of the $20 million investment agreement aggregated $7.1 million, consisting of cash loans, payments directly to third parties and allocated inter-company expenses, accrued interest, and amounts owed in connection with the conversion of notes outstanding at the time of Accentia’s initial investment in June 2003. The $7.1 million is evidenced by two secured promissory demand notes.

New Market Tax Credits

On April 26, 2006, we, through our wholly-owned subsidiary, Biovax, Inc. (“Biovax”), closed a financing transaction (the “Transaction”) that was structured in an effort to obtain certain perceived advantages and enhancements from the New Market Tax Credit regulations adopted under the auspices of the United States Department of the Treasury in 2002 to provide incentive for investing in businesses located in “qualifying census tracts,” or areas with a median income below the poverty line. In the Transaction, Biovax entered into a Convertible Loan Agreement pursuant to which Telesis CDE purchased from Biovax a Subordinated Convertible Promissory Note dated as of April 25, 2006 in the principal amount of $11.5 million (“CDE Loan”). The CDE Loan has a maturity date of October 27, 2013 and is described in more detail below. The following parties were involved in the Transaction: Biovax, Accentia, Biolender, LLC (“Biolender”), Telesis CDE Two, LLC (“Telesis CDE”), Telesis CDE Corporation, Biovax

Investment LLC (“Leverage Fund”), U.S. Bancorp Community Investment Corporation (“USBCIC”), First Bank and Laurus Master Fund, Ltd. (“Laurus”).

Under an Asset Purchase Agreement dated as of April 18, 2006, we transferred all or substantially all of the assets of our vaccine manufacturing business situated at 377 Plantation Street, Worchester, Massachusetts (the “Plant” and the assets hereinafter the “Equipment”) and our rights under that certain lease agreement for the Plant and that certain letter of intent with the landlord to potentially lease additional space adjacent to the Plant (collectively the “Leasehold”) to Biovax. As full purchase price for the Equipment, Biovax paid us $1.5 million and assumed certain liabilities, including a portion of a demand note payable to Accentia. In addition, Biovax advanced rental payments for the Leasehold in the amount of $4.5 million. Under the Asset Purchase Agreement, we are required to treat the advance as unrestricted and non-segregated funds provided that we must use the funds to make all required lease payments. Finally, Biovax also hired all of our employees that are related to the vaccine manufacturing business and assumed responsibility for all accrued vacation time and the maintenance of existing health and other benefits.

Previously, on March 31, 2006, in contemplation of the Transaction and other potential New Market Tax Credit financings and other financings, we closed a financing transaction with Laurus pursuant to which Laurus purchased from us a secured promissory note in the principal amount of $7.8 million (the “Laurus Note”). Under the terms of the Laurus Note, $7.5 million of the principal amount was deposited into our restricted bank account (the “Restricted Account”) pursuant to a restricted account agreement between us and Laurus. Accentia, The Analytica Group, Inc. and Laurus also entered into an Amended and Restated Stock Pledge Agreement pledging Accentia’s shares of TEAMM Pharmaceuticals, Inc., The Analytica Group, Inc., our company and Biolender to secure the obligations owed to Laurus as a result of the Laurus Note and the Transaction.

In contemplation of the Transaction, we and our parent, Accentia, formed Biolender, LLC as a Delaware limited liability company. On April 27, 2006, $2.5 million was released from the Restricted Account created under the Laurus Note to fund the purchase of a 29.5% equity interest in Biolender for our benefit. In addition, on April 27, 2006, Accentia, our majority shareholder, used the proceeds of a $6.0 million intraday loan from First Bank to purchase the remaining 70.5% equity interest in Biolender. All distributions from Biolender are allocated to Accentia until Accentia receives the return of its capital contribution and then to us until we receive the return of our capital contribution and then proportionately between Accentia and us. The loan obligation was also subject to a First Bank Subordination Agreement with respect to the Laurus obligations as a senior lender. All of the equity interests in Biolender owned by us and Accentia have been pledged to Laurus as collateral to secure the Laurus Note and Accentia’s guarantee of the Laurus Note. On April 27, 2006, we redeemed 10 million shares of our common stock owned of record by Accentia for a $6.0 million cash payment which equaled the market price of $0.60 per share. Accentia used the proceeds of the stock redemption to repay its intraday loan due First Bank. Subsequent to the Transaction, on October 31, 2006, we purchased Accentia’s entire ownership interest in Biolender in consideration of the issuance by us to Accentia of 10 million additional shares of our common stock.

Upon the completion of the funding of Biolender by us and Accentia and receipt of $3.6 million from USBCIC via an equity investment in the Leverage Fund, Biolender and the Leverage Fund entered into a Loan and Security Agreement pursuant to which Biolender made a loan to the Leverage Fund in the principal amount of $8.5 million (the “Leverage Loan”), evidenced by a promissory note dated as of April 25, 2006 payable from the Leverage Fund to Biolender (the “Leverage Note”). The Leverage Note becomes due on October 27, 2013. Biovax Investment Corporation (“Biovax IC”) also contributed an equity investment of $100 as the Leverage Fund manager in return for a .01% ownership interest.

Interest on the Leverage Loan accrues on the outstanding principal amount of the Leverage Loan at the rate of 5.18% per annum, non-compounding, commencing on April 25, 2006 until October 27, 2013; and shall be payable as follows: (i) 0.64% interest per annum, non-compounding, shall be payable in arrears on May 1, 2006 and continuing on the first day of each calendar month thereafter until October 27, 2013; and (ii) any remaining accrued and unpaid interest shall be payable in one installment on October 27, 2013. All interest on the Leverage Loan shall accrue based on the actual number of days elapsed and calculated based on a year of three hundred and sixty (360) days.

The outstanding principal amount on the Leverage Loan, together with all accrued and unpaid interest, is due on maturity as follows (i) in cash in the amount of the outstanding principal amount on the Leverage Loan, together with all accrued and unpaid interest thereon, if the Leverage Fund received cash distributions from Telesis CDE on October 27, 2013 from loan repayments of Biovax to Telesis CDE, or (ii) in shares of our common stock, if the Leverage fund received shares of common stock from Telesis CDE on October 27, 2013. The number of shares payable shall be determined by dividing the outstanding principal amount on the Leverage Loan, together with all accrued and unpaid interest thereon, by the conversion price as set forth in the CDE Loan.

The Leverage Fund then contributed equity to Telesis CDE (the “QEI Contribution”), which equity is expected to constitute a “qualified equity investment” (“QEI”) under the New Markets Tax Credit Program authorized by Section 45D of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (collectively, the “Code” and the program the “NMTC Program”) and administered by the Community Development Financial Institutions Fund of the United States Treasury Department (“CDFI Fund”). All of the Leverage Fund’s interest in Telesis CDE has been pledged to Biolender as collateral for the Leverage Note.

The proceeds of the QEI Contribution were used by Telesis CDE to fund the CDE Loan to Biovax, which is expected to constitute a “qualified low-income community investment” (“QLICI”) under the NMTC Program. Biovax business is conducted within a United States population census track which constitutes a Low-Income Community under the NMTC Program. As a condition of making the equity contribution to the Leverage Fund, USBCIC required Biovax to indemnify it under a Tax Credit and Reimbursement and Indemnity Agreement against any loss of the tax credits as a result of the CDE Loan to constitute a QLICI and certain other conditions generally know as a recapture event. We and certain directors and/or stockholders of Accentia guaranteed the indemnification by Biovax.

Our ability to continue our present operations and meet our obligations for vaccine development is dependent upon our ability to continue obtaining significant external funding. As previously discussed, Accentia has advanced all payments required under its investment agreement obligation of $20 million. Additionally, Accentia has loaned an additional net $7.1 million through June 30, 2006, including the inter-company demand loans discussed above. During the quarter ending June 30, 2006, we repaid $2.0 million of the demand loan due to Accentia pursuant to Accentia’s proper demand for such payment, while incurring an additional $0.9 million from allocated and shared expenses and interest charges. Additional sources of funding have not been established; however, additional financing is currently being sought from a number of sources other than Accentia, including the sale of equity or debt securities, strategic collaborations, recognized research funding programs, as well as domestic and/or foreign licensing of our vaccine. Management is currently in the process of exploring various financing alternatives, and has hired an investment banking firm to assist in these efforts. There can be no assurance that we will be successful in securing such financing at acceptable terms, if at all. If adequate funds are not available from the foregoing sources, or if it is determined to otherwise be in our best interest, we may consider additional strategic financing options, including sales of assets or business units that are non-essential to the ongoing development or future commercialization of BiovaxID and AutovaxID, or we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or curtail some of our commercialization efforts.

Fluctuations in Operating Results

Our operating results may vary significantly from quarter to quarter or year to year, depending on factors such as timing of biopharmaceutical development and commercialization of products by our customers, the timing and size of orders for instrumentation and cultureware, the timing of increased research and development for our non-Hodgkins vaccine, and will be affected by our planned reduced sales and marketing expenditures, as a result of our focus since the fall of 2004 on the research and development of our vaccine. Consequently, revenues, profits or losses may vary significantly from quarter to quarter or year to year, and revenue or profits or losses in any period will not necessarily be indicative of results in subsequent periods.

Impact of Foreign Sales

A significant amount of our operating revenue has historically been derived from export sales. Our export sales were 40% and 36% of total revenue for fiscal years ended September 30, 2005 and 2004, respectively. We expect a moderate decline in foreign sales as a percentage of total sales in fiscal 2006 and expect a modest increase in sales overall. While we invoice our customers in U.S. dollars, we will be subject to risks associated with foreign sales, including the difficulty of maintaining cross-cultural distribution relationships, economic or political instability, shipping delays, fluctuations in foreign currency exchange ratios and foreign patent infringement claims, all of which could have a significant impact on our ability to deliver products on a timely and competitive basis. This has not been a significant factor in prior years. In addition, future imposition of, or significant increases in, the level of customs duties, export quotas or other trade restrictions could have an adverse effect on our business.

Tax Loss Carryforwards

FAS 109 requires that a deferred tax amount be reduced by a valuation allowance if, based on the weight of available evidence it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. As a result, we recorded a valuation allowance with respect to all our deferred tax assets.

For the tax periods June 17, 2003, through September 30, 2005, we were part of a consolidated federal income tax return that includes Accentia. Our income tax provision is calculated on a separate return basis as if we were not part of the Accentia consolidated group.

We have a federal net operating loss of approximately $36.7 million as of June 30, 2006 (expiring 2020). Under Section 382 and 383 of the Internal Revenue Code, if an ownership change occurs with respect to a “loss corporation,” as defined, there are annual limitations on the amount of the net operating loss and other deductions which are available to the company. The portion of the NOL’s incurred prior to June 17, 2003 ($3.4 million) are subject to these limitations. As such, these NOL’s are limited to approximately $.2 million per year. NOL’s incurred after June 17, 2003 may also subject to restriction.

At the time that we were acquired by Accentia, we had significant net operating loss carryforwards. Due to severe limitations of these losses and the fact that a significant portion of these losses could never be utilized, we made an election under IRB regulation 1.1502-22P32(b)(4) to waive most of the losses. We waived approximately $29 million of losses while retaining $3.4 million.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (SFAS 154). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of SFAS 154 has a material effect on our financial position, results of operations or cash flows.

In February 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 155 (SFAS No. 155), ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS—AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 amends SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS No. 133 also clarify that interest-only and principal-only strips are not subject to the requirements of the SFAS, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS No. 155 amends SFAS No. 140, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL FOR LONG-LIVED ASSETS, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not anticipate that the adoption of this statement to have a material impact on its consolidated financial statements.

In September 2005, the FASB issued FASB Statement No. 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practices. This Statement is effective for financial statements for fiscal years beginning after November 15, 2007. Earlier application is permitted provided that the reporting entity has not yet issued financial statements for that fiscal year. Management believes this Statement will have no material impact on the financial statements of the Company once adopted.

The FASB has recently announced a new interpretation, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which will be effective for fiscal years beginning after December 15, 2006, FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not determined the impact of the adoption of FIN 48 on its consolidated financial statements.

Contractual Obligations and Commercial Commitments

Our contractual obligations as of September 30, 2006 are as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$11,090,000	$4,927,000	$6,163,000	$—	$—
Leases	$1,535,000	457,000	1,078,000	—	—
Employment Agreements	465,000	357,000	108,000	—	—
Total contractual cash obligations	$13,090,000	$5,741,000	$7,349,000	$—	$—

BUSINESS

OVERVIEW

We are a biotechnology company focusing primarily on the development of BiovaxID™, a patient-specific anti-cancer vaccine focusing on the treatment of follicular non-Hodgkins lymphoma, or follicular NHL. Follicular NHL is a cancer of the lymphatic system that results when the body’s follicle center cells, which are a type of white blood cell, become abnormal and eventually spread throughout the body growing and dividing in an uncontrolled fashion. BiovaxID is a customized anti-cancer vaccine that is derived from a patient’s own cancer cells and is designed to utilize the power of the patient’s immune system to recognize and destroy cancerous lymphoma cells while sparing normal cells. We produce this vaccine by extracting the patient’s tumor cells and then replicating and purifying the unique antigen that is present only on the surface of the patient’s own tumor cells. We are currently conducting a pivotal Phase 3 clinical trial for BiovaxID in patients with the indolent, or low-grade, form of B-cell follicular NHL.

We are developing an automated cell culture instrument, called AutovaxID™, to reduce the manpower and production space requirements and costs associated with the production of our BiovaxID vaccine. We believe that this instrument will facilitate our commercial production of BiovaxID following approval. Further, we anticipate that we will commercially market this automated instrument.

We also manufacture instruments and disposables used in the hollow fiber production of cell culture products. Our hollow fiber cell culture products and instruments are used by biopharmaceutical and biotech companies, medical schools, universities, research facilities, hospitals and public and private laboratories. We also produce mammalian and insect cells, monoclonal antibodies, recombinant and secreted proteins and other cell culture products using our unique capability, expertise and proprietary advancements in the cell production process known as hollow fiber perfusion.

HISTORICAL AND RECENT EVENTS

We were incorporated in Minnesota in 1981, under the name Endotronics, Inc. and in 1993, our name was changed to Cellex Biosciences, Inc. In 1998, we entered a bankruptcy preceding which, in July 1999, was concluded with the confirmation of our Chapter 11 Plan of Reorganization. In May 2000, we acquired the assets of Unisyn Technologies, Inc., a competitor in hollow fiber perfusion, for a combination of shares of our stock and our assumption of certain Unisyn debts and obligations. This acquisition provided us with additional expertise and proprietary advancements in the hollow fiber perfusion process and expanded our cell culture production capability. In 2001, we changed our corporate name to Biovest International, Inc. and changed our state of incorporation from Minnesota to Delaware. In April 2003, we entered into an Investment Agreement with Accentia Biopharmaceuticals, Inc., a Florida corporation. As a result of this agreement, in June 2003, we became a subsidiary of Accentia through the sale of shares of our authorized but unissued common and preferred stock representing approximately eighty-one percent of our equity outstanding immediately after the investment. The aggregate investment commitment received from Accentia was twenty million dollars which consisted of cash and a combination of short and long-term notes. As of September 30, 2006, Accentia had advanced an aggregate of approximately $24.7 million to us, which consisted of $10.0 million paid to us under the Investment Agreement, $10.0 million advanced to us as loans prior to the dates such amounts are required to be paid to us under the Investment Agreement, and $4.7 million loaned to us primarily to fund ongoing vaccine research and development costs.

On April 25, 2006, we, through our wholly-owned subsidiary, Biovax, Inc. (“Biovax”) became the recipient of $3.0 million in net-funds under a qualified New Market Tax Credit Program (“NMTC”). The NMTC was provided for in the Community Renewal Tax Relief Act of 2000. Biovax is a qualified, active low-income business and is eligible to receive investment capital under the NMTC. The NMTC investments were made through Telesis CDE II, LLC, a Community Development Entity (“CDE”) qualified for this purpose through the U.S. Department of the Treasury. Telesis CDE II, LLC is managed and partially owned (0.01%) by Telesis CDE Corporation, a private financial institution and (99.99%) by Biovax Investments, LLC, (the “Fund”) a company established for the purpose of facilitating this NMTC financing arrangement substantially owned by US Bancorp.

The Fund was capitalized with $3.6 million equity and a convertible note payable of $8.5 million from us and our parent company, through a consolidated subsidiary, Biolender, LLC. The note is convertible at the option of the Fund into shares of our common stock at a price based upon trading market prices of our common stock near the maturity date in seven and one-half years. These proceeds received by the Fund from the aforementioned financing transactions were used to make a contemporaneous 99.99% equity investment in Telesis CDE II, LLC ($12.0 million) and payment for associated management, legal and accounting fees ($0.1 million). Telesis CDE II, LLC, contemporaneously issued $11.5 million to Biovax for a 1.0% convertible promissory note payable, due in seven and one-half years.

The 2006 condensed consolidated financial statements include Biovest International, Inc, and our wholly owned subsidiary Biovax, Inc.; and certain variable interest entities, Biovax Investments LLC, and Telesis CDE Two LLC; and Biolender LLC, due to our controlling financial interest.

On August 7, 2006, we formed a new wholly-owned subsidiary corporation called AutovaxID, Inc., which is incorporated in the State of Florida and is additionally qualified to do business in the states of Minnesota and Missouri. We anticipate that this subsidiary may potentially be used to conduct the business of manufacturing and commercially distributing our AutovaxID instruments in the future. Continued development activities related to our vaccine, including the Phase 3 clinical trials, are expected to result in substantial, and potentially increasing, expenditures over the next several years before any revenues from this product development materialize. While we pursue FDA approval of the vaccine, we plan to make significant investment in the development of equipment, including the development of our automated cell production instrument, and potentially space and related capability necessary to support commercial vaccine production requirements anticipated upon approval. We have filed an amendment to the BiovaxID trial Protocol to expand the trial to include patients who receive initial treatment including Rituxan®, and have added a number of Clinical Trial sites in Ukraine and Russia in order to significantly accelerate patient accrual. Accordingly, we anticipate that our expenditures related to vaccine and equipment development and commercialization will increase significantly over that experienced in the past. Our inability to obtain required funds or any substantial delay in obtaining required funds would have an adverse effect on our ability to continue to develop our vaccine and prepare for its planned commercialization.

OUR CURRENT BUSINESS

General.

Our business consists of three primary business segments: development of our therapeutic anti-cancer vaccine, BiovaxID™ for follicular NHL; manufacture and sale of instruments and consumables; and commercial production of cell culture products and services.

Anti-Cancer vaccine.

BiovaxID

BiovaxID is an injectable patient-specific vaccine that we are developing to treat the follicular form of non-Hodgkin’s lymphoma, or NHL. BiovaxID is a customized immunotherapy that is derived from a patient’s own cancer cells and is designed to utilize the power of each patient’s immune system to recognize and destroy cancerous lymphoma cells while sparing normal cells. BiovaxID is currently undergoing a pivotal Phase 3 clinical trial with patients diagnosed with the indolent follicular form of B-cell NHL.

The Human Immune System

The immune system is the body’s natural defense mechanism for recognizing and combating viruses, bacteria, cancer cells, and other disease-causing organisms. The primary disease fighting functions of the immune system are carried out by white blood cells. In response to the presence of disease, white blood cells can mediate two types of immune responses, referred to as innate immunity and adaptive immunity. Innate immunity refers to a broad, first line of immune defense that occurs as a part of an individual’s natural biological makeup. Adaptive immunity, on the other hand, is specifically generated by a person’s immune system throughout the person’s lifetime as he or she is exposed to particular pathogens, which are agents such as bacteria or other microorganisms that cause disease. In contrast to the broad but unspecific response of innate immunity, the adaptive immune response generates a highly specific, long-lasting, and powerful protection from repeated infection by the same pathogen. This adaptive immune response facilitates the use of preventative vaccines that protect against viral and bacterial infections such as measles, polio, diphtheria and tetanus.

Adaptive immunity is mediated by a subset of white blood cells called lymphocytes, which are divided into two types: B-cells and T-cells. In the bloodstream, B-cells and T-cells recognize molecules known as antigens, which are proteins or other substances that are capable of triggering a response in the immune system. Antigens include toxins, bacteria, foreign blood cells, and the cells of transplanted organs. When a B-cell recognizes a specific antigen, it secretes proteins, known as antibodies, which in turn bind to a target containing that antigen and tag it for destruction by other white blood cells. When a T-cell recognizes an antigen, it either promotes the activation of other white blood cells or initiates destruction of the target cells directly. A person’s B-cells and T-cells can collectively recognize a wide variety of antigens, but each individual B-cell or T-cell will recognize only one specific antigen. Consequently, in each person’s bloodstream, only a relatively few lymphocytes will recognize the same antigen.

In the case of cancer, cancer cells produce molecules known as tumor-associated antigens, which may or may not be present in normal cells but may be over-produced in cancer cells. T-cells and B-cells have receptors on their surfaces that enable them to recognize the tumor associated antigens. While cancer cells may naturally trigger a T-cell-based immune response during the initial appearance of the disease, the immune system response may not be sufficiently robust to eradicate the cancer. The human body has developed numerous immune suppression mechanisms to prevent the immune system from destroying the body’s normal tissues, and because all cancer cells are originally normal tissue cells, they are often able to aberrantly exploit these mechanisms to suppress the body’s immune response, which would normally destroy them. Even with an activated immune system, the number and size of tumors can overwhelm the immune system.

In the case of cancer and other diseases, immunotherapies are designed to utilize a person’s immune system in an attempt to combat the disease. There are two forms of immunotherapy used to treat diseases: passive and active. Passive immunotherapy is exemplified by the intravenous infusion into a patient of antibodies specific to the particular antigen, and while passive immunotherapies have shown clinical benefits in some cancers, they require repeated infusions and can cause the destruction of normal cells in addition to cancer cells. An active immunotherapy, on the other hand, generates an adaptive immune response by introducing an antigen into a patient, often in combination with other components that can enhance an immune response to the antigen. Although active immunotherapeutics have been successful in preventing many infectious diseases, their ability to combat cancers of various types has been limited by a variety of factors, including the inability of tumor antigens to elicit an effective immune response, difficulty in identifying suitable target tumor antigens, inability to manufacture tumor antigens in sufficiently pure form, and inability to manufacture sufficient quantities of tumor antigens. Nevertheless, there are many active immunotherapeutics for cancer in the late stages of clinical trials, and some are demonstrating encouraging results.

There are two features of B-cell follicular NHL that make it a particularly attractive form of cancer for treatment with an active immunotherapeutic approach. First, the malignant B-cell lymphocytes in follicular NHL have a unique, identifiable tumor-specific antigen domain that is expressed on the surface of each and every cancerous B-cell in a particular patient and not expressed on any other cells. This is in contrast to other solid cancer tumors, such as prostate, pancreatic, or lung carcinomas, which have a heterogeneous expression of different kinds of antigens on their cell surfaces and for which identification and inclusion of all tumor-specific antigens is very challenging. Second, in cases of relapse after conventional treatment, the malignant B-cells in follicular NHL represent the original cancerous clone. Consequently, the cancer cells that survive treatment of NHL seem to always represent tumor cells with the same antigen idiotype as the original tumor. An idiotype consists of the characteristics of an antigen that make it unique. In follicular NHL patients, the idiotype antigen protein expressed on the tumor cell’s surface is not functioning as an antigen because of its failure to elicit a sufficient immune response to the presence of the tumor cells, and the goal of our BiovaxID active immunotherapy is to trigger the body’s immune system to recognize such protein as an antigen by introducing a purified version of the idiotype antigen, modified by conjugation to a foreign carrier protein, into the patient’s system in conjunction with an immune system stimulant, as described more specifically below.

Non-Hodgkin’s Lymphoma

NHL is a cancer of the lymphatic system, which is a part of the immune system and serves as the body’s primary blood filtering and disease fighting tissue. In NHL, specific cells in the lymphatic system become abnormal and multiply in an uncontrolled manner, outliving their normal programmed lifespan, and spreading through the body. NHL can occur in both B-cells and T-cells.

NHL is the sixth most common cancer and the sixth leading cause of death among cancers in the U.S. Approximately 85% of diagnosed cases of NHL are in the form of B-cell NHL, while 15% are T-cell NHL. There are approximately 55,000 new cases of NHL diagnosed each year in the U.S. with a comparable number estimated in Europe, and an estimated 12,500 of the U.S. cases each year are a type of B-cell NHL known as indolent follicular NHL. Our IND and Phase 3 clinical trial for BiovaxID are for indolent follicular NHL.

NHL is usually classified for clinical purposes as being either “indolent” or “aggressive,” depending on how quickly the cancer cells are likely to grow and spread. The indolent, or slow-growing, form of NHL has a very slow growth rate and may need little or no treatment for months or possibly years. Aggressive, or fast-growing, NHL tends to grow and spread quickly and cause severe symptoms. Indolent and aggressive NHL each constitute approximately half of all newly diagnosed B-cell NHL, and roughly half of the indolent B-cell NHL is follicular NHL. Follicular NHL is a form of NHL that is derived from a type of cell known as a follicle center cell. Despite the slow progression of indolent B-cell NHL, the disease is almost invariably fatal. According to the American Cancer Society, the median survival time from diagnosis for patients with indolent B-cell NHL having stage III or IV follicular B-cell NHL is between seven and ten years. Unlike indolent B-cell NHL, approximately 30-60% of aggressive B-cell NHL cases are cured by standard chemotherapy.

Chemotherapy is widely used as a first line of treatment for NHL. Although chemotherapy can substantially reduce the tumor mass and in most cases achieve a clinical remission, the remissions are generally short-lived. Indolent B-cell NHL patients generally relapse within a few months or years of initial treatment, and the cancer usually becomes increasingly resistant to further chemotherapy treatments. Eventually, the patient’s response to therapy is so brief and weak that further chemotherapy would offer no clinical benefit.

A number of passive immunotherapies, such as Rituxan, Bexxar, and other monoclonal antibodies, are approved by the FDA for the treatment of indolent B-cell follicular lymphoma. These therapies have been used as primary treatment and also as part of combination treatment including chemotherapy. A monoclonal antibody is a type of antibody produced in large quantity that is specific to an antigen that is expressed by tumor cells but may also be expressed by at least some normal cells. These NHL antibody therapies target an antigen that all B cell lymphocytes, both normal and cancerous, have on their surface. As such, the effects of therapy include a temporary reduction in normal B-cell lymphocytes, which can predispose patients to the risk of infection. Generally, these therapies alone have failed to provide unlimited remissions for most patients, and their cost and side-effects are often significant. Moreover, as passively administered antibodies, they do not elicit a sustained immune response to tumor cells. Nevertheless, some recent studies suggest that sustained remissions might be possible with the use of these passive immunotherapies at or near the time of initial diagnosis, either alone or in combination with chemotherapy, and we do not believe that the use of passive and active immunotherapeutics are necessarily mutually exclusive. Rituxan is used in approximately 85% of all new cases of NHL per year, and U.S. sales of Rituxan exceeded $1.5 billion in 2004.

Development of Patient-Specific Vaccine for NHL

During the late 1980s, physicians at Stanford University began development of an active immunotherapy for the treatment of indolent B-cell NHL, and the work was thereafter continued by Dr. Larry Kwak and his colleagues at the NCI. In 1996, the NCI began a Phase 2 clinical trial and selected us to produce the vaccine for the trial. In 2001, we entered into a cooperative research and development agreement, or CRADA, with the NCI under which we jointly conducted the Phase 3 clinical trial. The NCI filed the Investigational New Drug application, or

IND, for BiovaxID in 1994, and in April 2004, sponsorship of the IND was formally transferred from the NCI to us.

Studies have shown that treatment with an active immunotherapy should allow a patient’s own immune system to produce both B-cells and T-cells that recognize numerous portions of the tumor antigen and generate clinically significant immune responses. These studies have been published in the October 22, 1992 issue of The New England Journal of Medicine, the May 1, 1997 issue of Blood, and the October 1999 issue of Nature Medicine. With respect to follicular NHL and other cancers, tumor cells remaining in the patient after completion of surgery, radiation, and chemotherapy are the cause of tumor relapse. These residual tumor cells cannot be detected by imaging, but their destruction may be feasible by active immunotherapy. With a patient-specific active vaccine, patients receive their own tumor idiotype, as the vaccine is customized for the tumor target of the individual patient. Repeated vaccination with such a tumor vaccine provides the patient’s immune system with an additional opportunity to be effectively activated by the tumor cell itself.

Our research has focused on the indolent form of follicular NHL, which accounts for about 90% of newly diagnosed cases of follicular NHL. In about 40-70% of the indolent cases, there is transformation of the indolent form to a more aggressive lymphoma, such as large-cell follicular NHL. This transformation is typically an early event in the course of the disease, usually occurring before the sixth year after diagnosis, and it is mainly observed in patients with known adverse prognostic factors. It is the goal of BiovaxID to intervene in the transformation process by treating newly diagnosed patients in their first clinical remission with the hope of inducing indefinitely prolonged remission and thereby eliminating the possibility of transformation to a more aggressive form of the disease.

BiovaxID Treatment and Production Process

BiovaxID is designed to utilize the power of each patient’s immune system and cause it to recognize and destroy cancerous lymphoma B-cells while sparing normal B-cells. Typically, all of a patient’s cancerous B-cells are replicate clones of a single malignant B-cell, and, accordingly, all of a patient’s cancerous B-cells express the same surface antigen idiotype which is absent from non-cancerous cells. BiovaxID is designed to use the patient’s own antigen idiotype from the patient’s tumor cells to direct the patient’s immune system to mount a targeted immune response against the tumor cells. In general, the therapy seeks to accomplish this result through the extraction of tumor cells from the patient, the culturing and growing of a cell culture that secrets idiotype proteins found in the patient’s tumor cells, the production and enhancement of a purified version of the cancer idiotype antigen, and the injection of the resulting vaccine into the patient. By introducing a highly-concentrated purified version of the cancer antigen into the patient’s system, the vaccine is designed to trigger the immune system to mount a more robust response to the specific antigen, in contrast to the comparatively weak and insufficient pre-vaccination response. Because the antigen is specific to the cancerous B-cells and not found on normal B-cells, the immune response should target the cancerous B-cells for destruction and not cause harm to the normal cells.

The BiovaxID production and treatment process begins when a sample of the patient’s tumor is extracted by a biopsy performed by the treating physician at the time of diagnosis, and the sample is shipped refrigerated to our manufacturing facility in Worcester, Massachusetts. At our manufacturing facility, we identify the antigen idiotype that is expressed on the surface of the patient’s tumor cells through laboratory analysis. The patient’s tumor cells are then fused with an exclusively licensed laboratory cell line from Stanford University to create a hybridoma. A hybridoma is a hybrid cell resulting from the fusion of a patient tumor cell and a murine/human heterohybridoma myeloma cell, which is an antibody-secreting cell created from a fused mouse and human cell. The purpose of creating a hybridoma is to create a cell that secretes antibody proteins bearing the same idiotype or antigen as the patient’s tumor cells. The hybridoma cell can be used to produce the vaccine because the tumor-specific antigen expressed on the surface of the patient’s tumor cells is itself an antibody.

After the creation of the hybridoma, we determine which hybridoma cells display the same antigen idiotype as the patient’s tumor cells, and those cells are selected to produce the vaccine. The selected hybridoma cells are then seeded into our hollow fiber bioreactors, where they are cultured and where they secrete an antibody bearing the same idiotype antigen as the patient’s tumor cells. The secreted antigens are then collected from the cells growing on the hollow fibers. After a sufficient amount of antigen is collected for the production of an appropriate amount of the vaccine, the patient’s antigen idiotype is purified using an affinity chromatography column. Affinity chromatography is a technique used to separate and purify a biological molecule from a mixture by passing the mixture through a column containing a substance to which the biological molecule binds.

The resulting purified idiotype antigen is then conjugated, or joined together, with keyhole limpet hemocyanin, or KLH, to create the vaccine. KLH is a foreign carrier protein that is used to improve the immunogenicity, or ability to evoke an immune response, of the tumor-specific antigen. The vaccine is then frozen and shipped to the treating physician. At the treating physician’s office, the vaccine is thawed and injected into the patient as an antigen.

We expect that the initial vaccination will typically commence six months after the patient enters clinical remission following chemotherapy. The vaccine is administered in conjunction with GM-CSF, a natural immune system growth factor that is administered with an antigen to stimulate the immune system and increase the response to the antigen. The patient is administered five monthly injections of the vaccine in the amount of 1/2 milligram of vaccine per injection, with the injections being given over a six-month period of time in which the fifth month is skipped. Through this process, the patient-specific antigens are used to stimulate the patient’s immune system into targeting and destroying B-cells bearing the same antigen idiotype.

To our knowledge, BiovaxID is the only NHL vaccine currently in development under an IND that is produced through a hybridoma process. The hybridoma process is different from the recombinant processes being used by other companies that are currently developing an active idiotype immunotherapeutic for NHL. In the recombinant process, the patient’s own tumor cells are not fused with lymphocytes, but instead the vaccine is produced by introducing genetic material bearing certain portions (known as the variable light and variable heavy chains) of the tumor-derived idiotype protein into mammalian or insect cells. Whereas the hybridoma method will produce high-fidelity copies of the antigen that, through clonal reproduction, exactly replicates the original gene sequences of the tumor specific idiotype of the parent tumor cell, the recombinant method gives rise to protein products that have combinations of gene sequences different from those of the patient’s tumor.

We use a method known as “hollow-fiber perfusion” to produce the cell cultures used in the manufacture of BiovaxID. Hollow-fiber perfusion, as compared to other cell culture methods, seeks to grow cells to higher densities more closely approaching the density of cells naturally occurring in body tissue. The hollow-fiber perfusion method involves using hair-like plastic fibers with hollow centers which are intended to simulate human capillaries. Thousands of these fibers are inserted in a cartridge, which we refer to as a bioreactor. The cells are grown on the outside of the hollow fibers while nutrient media used to support cell growth is delivered through the hollow centers of the fibers. The fiber walls have small pores, allowing nutrients to pass from the hollow center to the cells. The fibers act as filters and yield concentrated secreted products. Because the cells are immobilized in the bioreactor, the concentrated product can be harvested during the ongoing cell growth process. We believe that hollow-fiber technology permits the harvests of cell culture products with generally higher purities than stirred-tank fermentation, a common alternative cell culture method, thereby reducing the cost of purification as compared to stirred tank fermentation. Additionally, the technology associated with the hollow-fiber process generally minimizes the amount of costly nutrient media required for cell growth as opposed to other cell culturing techniques.

We believe that our vaccine’s anti-tumor effect could exceed that of non-targeted traditional therapy, such as chemotherapy, as our therapy arises from the immune system’s defense cells’ innate ability to selectively target tumor antigen while not attacking the normal healthy B-cells. The immune response triggered by our vaccine against the cancerous tissue is a natural disease-fighting mechanism without causing the side-effects associated with chemotherapy and radiation used to traditionally treat NHL. We also believe that our vaccine’s effectiveness could exceed that of passive immunotherapies, such as Rituxan, Bexar, and other monoclonal antibodies. Unlike BiovaxID, these therapies do not target the unique antigen idiotype that is found on the surface of the patient’s tumor cells. Instead, they target an antigen that is common to all B-cells, known as the CD-20 antigen, which results in the undesirable destruction of normal B-cells.

Manufacture of BiovaxID

We manufacture BiovaxID at our manufacturing facility in Worcester, Massachusetts. If we receive FDA approval of the vaccine, we may continue to manufacture the vaccine at our existing facility in Worcester, although we will likely need to develop additional facilities or utilize third-party contract manufacturers to fully support commercial production for the U.S. markets. To penetrate markets outside of the U.S., we may enter into agreements such as collaborations with well-established companies that have the capabilities to produce the product, licenses, joint ventures or other arrangements to produce and/or market the product in such countries. To facilitate commercial production of the vaccine, we are developing proprietary manufacturing equipment, for which we have filed “AutovaxID™” as a trademark. AutovaxID integrates and automates various stages of vaccine production. We believe that the AutovaxID system will reduce the space and staff currently required for production of the vaccine. In the fourth calendar quarter of 2006 we intend to begin to commercially manufacture and sell AutovaxID instruments. In May 2006, we were informed by the FDA that AutovaxID requires no further review by the FDA, allowing us to commence commercialization of the device. On August 7, 2006, we formed a new wholly-owned subsidiary corporation called AutovaxID, Inc. We anticipate that this subsidiary may potentially be used to conduct the business of manufacturing and commercially distributing our AutovaxID instruments in the future.

Because we use KLH in the BiovaxID manufacturing process, we have entered into a supply agreement with BioSyn Arzneimittel GmbH, or BioSyn, to supply us with KLH. Under this agreement, BioSyn is obligated to use commercially reasonable efforts to fulfill all of our orders of KLH, subject to certain annual minimum orders by us. However, BioSyn does not have a specific obligation to supply us with the amounts of KLH currently being supplied and necessary for our current clinical trial purposes or for commercialization. The supply agreement specifies a purchase price for the KLH and also provides for a one-time licensing fee payable by us in installments. The agreement expires in December 2007 but will automatically renew for unlimited successive terms of five years each unless we provide notice of termination to BioSyn at least 6 months before the expiration of any term. The agreement can be terminated prior to expiration by either party upon the winding-up or receivership of the other party or upon a default that remains uncured for 60 days. Also, the agreement can be terminated by BioSyn if we cease to develop BiovaxID.

Development Status

In April 2004, the NCI formally transferred sponsorship of the IND for BiovaxID to us, which gives us the right to communicate and negotiate with the FDA relating to the approval of BiovaxID and to conduct the clinical trials for the vaccine. BiovaxID is in a pivotal Phase 3 clinical trial which was started in January 2000 by the NCI. In September 2006, we determined that it is in our best interests to relocate the remaining trial related functions currently performed at the NCI to non-governmental commercial facilities outside of the NCI. We believe that the relocation of such trial functions away from the NCI will facilitate our plans to expedite the trial including its expansion to additional international clinical trial sites in Eastern Europe and will provide us with greater control over the on-going pathology laboratory functions. As of September 30, 2006, there were 17 clinical sites and 216 patients enrolled in the clinical trial, of which 164 have been randomized to receive BiovaxID or the control.

The following summarizes the results and status of our ongoing, recently completed, and currently planned clinical trials for BiovaxID as of September 30, 2006:

Trial / Indication	Clinical Phase	Study Design	No. of Patients Treated with BiovaxID or Control	Median Time-to-Disease Progression	Status

Trial No. BV301 Indolent follicular B-cell NHL patients in first complete remission following chemotherapy; 5 immunizations over 24 weeks	Phase 3	Randomized, double blind with KLH-treated control group	375 planned	Treatment Phase in progress	Enrolling patients to treatment phase; 216 patients have been enrolled to the trial (164 of which have been randomized to receive BiovaxID or control)

Trial No. T93-0164 Indolent follicular B-cell NHL patients in first complete remission following chemotherapy; 5 immunizations over 24 weeks	Phase 2	Open label, single arm	20	Follow-up period exceeded 8 years as of September, 2005: 45% of patients were disease free at that time and 95% of patients were alive at that time	Treatment phase completed; patients in long-term follow-up

The objective of our Phase 3 clinical study is to measure the efficacy of the active idiotype vaccination in regard to prolongation of the period of disease-free survival when compared to treatment with a control vaccine consisting solely of KLH in patients with B-cell indolent follicular NHL. The patients being treated under this protocol have been diagnosed with previously untreated Stage 2 with bulky adenopathy or 3-4 follicular NHL, Grades I-IIIa, which are the indolent slowly progressing forms of the disease that historically have been incurable. PACE chemotherapy (prednisone, doxorubicin, cytoxan and etoposide) is administered for a minimum of six cycles over approximately six to eight months until patients achieve their best response. Those patients achieving a complete remission are then randomized to receive treatment with either BiovaxID or placebo (control) in a 2:1 ratio, respectively. Of the 375 patients enrolled who will be in a complete remission (CR/Cru) after chemotherapy, 250 patients are scheduled to be randomly selected, or randomized, for the BiovaxID treatment arm and 125 are scheduled to be randomized to the control arm, KLH-KLH. Of the 250 patients who are scheduled to be randomized to the BiovaxID treatment arm, over 40% have completed the series of vaccinations and are in the follow-up phase of the trial. The patients being treated with BiovaxID have received or are receiving a series of five subcutaneous injections of this therapeutic vaccine administered over a six-month period. Each vaccination is accompanied by a series of four injections of GM-CSF. After a six-month waiting period while the patient’s immune system reconstitutes, the patient initiates the vaccination series.

The primary endpoint of the trial is a comparison between treatment groups of the median duration of disease-free survival measured from the time of randomization to the point of confirmed relapse. Data from the trial are reviewed periodically (at least annually) by an independent safety data monitoring board, and at the June 2006 meeting of this board, no safety concerns regarding the trial were identified. We are seeking to complete enrollment for our Phase 3 clinical trial in calendar year 2007. To complete enrollment in calendar year 2007, we have implemented plans to significantly increase the rate at which we enroll patients. To accomplish our desired rate of enrollment, we have already opened clinical sites in Russia and will open sites in Ukraine shortly. We have submitted a Protocol amendment to the FDA to add a CHOP-R treatment arm to the trial. CHOP-R is an alternative chemotherapy regimen that includes Rituxan. We have received the verbal approval of this amendment from FDA, and upon formal approval of the amended Protocol, we will commence accrual of patients to the trial who will receive CHOP-R. We expect that this alternative chemotherapy will significantly increase patient accrual. This modification to our clinical protocol will increase the number of patients to be randomized from the current number of 375 to 540.

Following the completion of enrollment, we will continue to monitor the participating patients and analyze resulting data. At such time that an interim analysis of the data confirms a statistically significant difference between the active and control groups in relation to our clinical endpoint, the data will be assembled for submission of a Biologics License Application requesting the FDA’s approval for commercialization of BiovaxID. The time it takes to reach the clinical endpoint following the completion of enrollment, which may take several years, will depend on a variety of factors, including the relative efficacy of the vaccine, the magnitude of the impact of the vaccine on time-to-tumor progression, drop-out rates of clinical trial patients, and the median follow-up time subsequent to administration of vaccine or control.

The objective of the NCI’s Phase 2 clinical investigation was to study the ability of an idiotype vaccine to elicit tumor-specific T-cell immunity in follicular B-cell NHL patients, as measured by the ability of the patient’s T-cells to specifically destroy their own tumor cells in vitro and to exert anti-tumor effects as measured by the elimination of cells from the peripheral blood of a uniform group of patients. In this study conducted by the NCI, 20 patients who had achieved complete remission following chemotherapy received a series of five BiovaxID and GM-CSF injections over a six-month period. Of the 20 patients, 11 had a molecular marker in their lymphoma cells considered a hallmark of follicular NHL. As assessed by clearance of this marker from their blood, eight of these 11 patients (73%) totally cleared all residual tumor cells post vaccination (molecular remission). The molecular remission was sustained for as long as the patients were followed, for a median follow up of 18 months, with a range of eight to 32 months. In the Phase 2 study, 75% of the patients treated with BiovaxID developed antibodies to their individual tumor cells and 95% developed T-cell immune responses specific for the patient’s NHL idiotype. At an interim study assessment, 18 of 20 patients remained in continuous complete remission for a median 42 months, with a range of 28 to 52 months. After long term follow-up at nine years post vaccination, as reported by the NCI in 2005 to the American Society of Hematology, 19 of 20 patients remained alive, and 9 of 20 patients remained in complete continuous remission.

We have applied to the FDA for orphan drug designation for the use of BiovaxID for the treatment of certain forms of follicular B-cell NHL. The FDA reviewed the orphan drug submission and sent comments to guide a possible revised document submission. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a Biologics License Application, or BLA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances. Even though we have applied for orphan drug status, the FDA has determined that BiovaxID is ineligible for orphan drug designation in the absence of further information and clarification. Although we have successfully achieved the equivalent of Orphan Drug designation in the European Union, we have not yet determined whether we will continue to pursue orphan drug designation for BiovaxID in the U.S. Even if designated as an orphan drug, BiovaxID may not be approved before other applications or granted orphan drug exclusivity if approved. Even if we obtain orphan drug exclusivity for BiovaxID, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product.

In October 2006, we were granted orphan drug designation for BiovaxID by the EMEA (European Medicines Agency). This designation is intended to promote the development of products that may offer therapeutic benefits for diseases affecting less than five in 10,000 people in the European Union (EU). The Commission of the European Union entered BiovaxID into the European Community’s Drug Register for Rare Diseases. This acceptance by the Commission followed the previous recommendation by the Committee on Orphan Medical Products (COMP) of the EMEA that BiovaxID be granted designation as a treatment for a rare disease. The EMEA’s orphan medicinal product designations are based on several criteria that include the rarity and seriousness of the condition, and the availability of other effective therapies, in addition that an orphan drug product treats disorders fewer than five in 10,000 people. Orphan drug designation provides opportunities for free protocol assistance, fee reductions for access to the centralized community procedures before and after marketing authorization, and 10 years of market exclusivity following drug approval. The EMEA represents 25 EU countries, including France, Germany, Belgium, Italy, Spain, and the United Kingdom.

In May 2006, we were granted fast track designation for BiovaxID by the FDA. The Food and Drug Administration Modernization Act of 1997 (FDAMA) includes Section 112, “Expediting study and approval of fast track drugs.” This section mandates the Agency to facilitate the development and expedite review of drugs and biologics intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Fast track adds to existing programs, such as accelerated approval, the possibility of a “rolling submission” for a marketing application. An important feature of fast track is that it emphasizes the critical nature of close early communication between the FDA and sponsor to improve the efficiency of product development. Fast Track is a formal mechanism to interact with the FDA using approaches that are available to all applicants for marketing claims. The benefits of Fast Track include scheduled meetings to seek FDA input into development plans, the option of submitting a New Drug Application in sections rather than all components simultaneously, and the option of requesting evaluation of studies using surrogate endpoints. The Fast Track designation is intended for the combination of a product and a claim that addresses an unmet medical need, but is independent of Priority Review and Accelerated Approval. An applicant may use any or all of the components of Fast Track without the formal designation. Fast Track designation does not necessarily lead to a Priority Review or Accelerated Approval.

Proprietary Rights to BiovaxID

Our proprietary position in the BiovaxID vaccine and production process is based on a combination of patent protection, trade secret protection, our relationship with the NCI, and our ongoing innovation. Although the composition of matter of the BiovaxID vaccine is not patentable, we have filed a PCT patent application relating to the type of cell media that is used to grow cell cultures in the production of our vaccine. In addition, we have filed a PCT patent application relating to certain features of an integrated production and purification system that we are developing to produce and purify the vaccine in an automated closed system. Our proprietary production system will use fully enclosed and disposable components for each patient’s vaccine. We believe that, without the availability of an automated production and purification system, the methods used to produce a patient-specific immunotherapy are time-consuming and labor-intensive, resulting in a very expensive process that would be difficult to scale up. An application has also been filed for the registration of the trademark BiovaxIDTM.

On August 30, 2001, we entered into the CRADA with the NCI under which we began the process of assuming control over the ongoing Phase 3 clinical trial being conducted pursuant to NCI’s protocol. Our CRADA with the NCI provided that we would have exclusive ownership rights to any inventions that arose under the CRADA solely through the efforts of our employees, and we had a first option to exclusively license any other technology within the scope of the CRADA that might be developed under the CRADA by the parties jointly or solely by the NCI. The specific scope of the CRADA was the clinical development of hybridoma-based idiotypic vaccines for treatment of follicular B-cell lymphoma. The CRADA also provided for confidentiality obligations with respect to any new data, technology, or inventions that might be patentable. Under the CRADA and for the duration of the CRADA, we were obligated to provide the NCI, at no charge to the NCI, sufficient quantities of the vaccine to enable the NCI to complete its ongoing studies relating to the vaccine. The CRADA was to remain in effect for so long as the development efforts under the CRADA were ongoing, provided that the CRADA could be terminated by either us or the NCI at any time upon at least 60 days prior written notice.

On April 29, 2004, the IND for BiovaxID was formally transferred from the NCI to us, making us, rather than the NCI, the sponsor and responsible party for the ongoing clinical trial. Following the transfer of the IND to us, the trial related functions that continued to be performed at the NCI were largely limited to pathology laboratory services, the operation and maintenance of the small primary trial site and administrative trial oversight through the NCI Data Safety and Monitoring Boards (DSMB). On September 25, 2006, we received a communication from the DSMB, expressing its concern raised to the principal investigator over the rate of patient enrollment, our expansion of the trial into international clinical trial sites in Eastern Europe and regarding the pathology laboratory services being conducted at the NCI. At no point has the DSMB raised concerns about the safety of the trial. Based on the concerns as raised, the DSMB recommended that the trial as proposed not continue at the NCI site; however, we plan to continue the trial at the remaining approximately thirty clinical sites and to add additional sites as well. We, along with the principal investigator, are conducting an orderly transfer to one or more global DSMBs. We believe that our trial site at MD Anderson Cancer Center, Houston, Texas, which is presently the most active trial site, will become the new primary trial site. We also believe that the University of Turino, Italy will be selected to provide the on-going pathology laboratory services.

Because we decided to relocate the remaining trial related functions from the NCI to non-governmental commercial facilities outside of the NCI, we believe that it is necessary to terminate the CRADA relating to the ongoing clinical trial. Therefore, on September 25, 2006, we provided written notice to the NCI in accordance with the terms of the CRADA to terminate the CRADA at the end of the sixty day notice period. Under the terms of the CRADA, we are obligated to continue to provide vaccine to the NCI at no charge for purposes of the NCI’s studies that are within the scope of the CRADA. We do not believe that the termination of the CRADA or the pending transfer of certain trial related functions will adversely impact the treatment of existing patients, the enrollment of new patients or the overall time line of the trial.

In September 2004, we entered into an agreement with Stanford University giving us worldwide rights to use two proprietary hybridoma cell lines that are used in the production of BiovaxID. These are the same cell lines that have been used by researchers at Stanford and the NCI to perform their studies of the hybridoma idiotype vaccine in NHL. This agreement gives us exclusive rights to these cell lines through 2019 in the fields of B-cell and T-cell cancers, and it gives us non-exclusive rights in such fields of use at all times after 2019. The agreement also gives us the right to sublicense or transfer the licensed biological materials to collaborators in the licensed fields. Under our agreement with Stanford, we paid Stanford an up-front license fee of $15,000 within 30 days following the execution of the agreement, and we are obligated to pay a yearly maintenance fee of $10,000 per year thereafter. The agreement also provides that we will pay Stanford $100,000 within one year following FDA approval of BiovaxID or five years following the agreement date (whichever occurs first), and following approval we will pay Stanford a running royalty of the higher of $50.00 per patient or 0.05% of the amount received by us for each BiovaxID patient treated using this cell line. This running royalty will be creditable against the yearly maintenance fee. Our agreement with Stanford obligates us to diligently develop, manufacture, market, and sell BiovaxID and to provide progress reports to Stanford regarding these activities. We can terminate this agreement at any time upon 30 days’ prior written notice, and Stanford can terminate the agreement upon a breach of the agreement by us that remains uncured for 30 days after written notice of the breach from Stanford.

Sales and Marketing

If we obtain regulatory approval for BiovaxID, we plan to build a small, highly-focused sales and marketing force to market BiovaxID to oncologists. We believe that a relatively small but highly trained sales force can serve the oncology market in North America due to the limited number of oncologists. There are approximately 8,400 medical oncologists in the U.S. To penetrate oncology markets outside the U.S., we may establish collaborations with companies already positioned in the oncology field to assist in the commercialization of BiovaxID.

Research and Development

During the fiscal years ended September 30, 2005, and September 30, 2004, we spent $8.6 million and $5.2 million, respectively for research, development, clinical trial and other expenses related to the vaccine. During the nine months ended June 30, 2006, and June 30, 2005, we spent $6.9 million and $5.7 million, respectively, for research, development, clinical trial and other expenses related to the vaccine. In addition to these expenses directly related to the development of the vaccine, we spent approximately $1.4 million and $0.4 million on research and development relating to our hollow fiber production instruments, disposables and production processes in 2005 and 2004, respectively, and approximately $1.5 million and $1.1 million in the nine months ended June 30, 2006 and the nine months ended June 30, 2005, respectively.

There are many risks and costs involved in clinical trials. There is no certainty that we will successfully complete the Phase 3 clinical trial. Even if the clinical trial is successful, there is no certainty that the vaccine can be produced at a competitive or acceptable cost nor that the vaccine can become an accepted treatment for follicular NHL.

Instruments and Disposables

We are a leader in hollow fiber perfusion instruments used for the production of significant quantities of cell culture products. Our product line includes:

AutovaxID

We are developing AutovaxID-C as a bench-top, self contained, semi-automated hollow fiber cell culture instrument. When inoculated with cells, the AutovaxID-C monitors and controls their growth using proprietary sensing and feedback technology, for as long as is required and with minimal or no operator input. During this time the instrument collects proteins or other products secreted by the cultured cells and stores them in an integrated temperature controlled compartment. A specific application of the AutovaxID-C is for the growth of hybridoma cells and the collection of secreted monoclonal antibodies. The AutovaxID growth chamber is a sterile, disposable and bar coded module that can be quickly coupled to or removed from the control module. For applications in the field of personalized medicine these chambers enable to production of patient specific biologics in a self contained environment, minimizing the possibility of cross-contamination. A companion instrument, the AutovaxID-P, is in the final stages of development. The AutovaxID-P is designed to process and purify secreted cell products by affinity chromatography and diafiltration. Like the AutovaxID-C, this instrument is automated and uses sterile disposable cartridges that attach to a control unit. The disposable modules are sealed for sterility and bar coded for ease of tracking and identification. We believe that our AutovaxID instruments will represent an advance in personalized medicine by reducing the possibility of cross contamination, allowing stringent segregation of patient specific batches of biologics. We believe that further advantages of our AutovaxID instruments include reduced manpower requirements, automated batch record generation and improved efficiency in facility design.

Primer HF ®

The Primer HF ® is a low cost hollow fiber cell culture system capable of producing small quantities of monoclonal antibody. This system also provides a relatively inexpensive option to evaluate the efficacy of new cell lines in perfusion technology.

The miniMax ® provides the flexibility and technology needed to support optimization studies and research scale production of mammalian cell secreted proteins. This automated cell culture system is a table-top unit complete with microprocessor controller, self-contained incubator, and pump panel. The miniMax ® is an economical tool for researching scale-up processes and producing small quantities of protein of up to 10 grams per month.

Maximizer ®

The Maximizer ® provides maximum flexibility to support optimization studies and pilot scale production of mammalian cell secreted proteins. This automated cell culture system is a table-top unit complete with validated microprocessor controller, self-contained incubator, and pump panel. With production rates up to one gram a day, the Maximizer ® is a tool for process development and production.

XCellerator ®

The XCellerator ® is a self-standing floor system containing an incubator and refrigerator section, control fixtures and pump panel. Each Xcellerator ® supports two independent flowpaths, is controlled by a process control computer and has the capability of remote monitoring. The combined features of the XCellerator ® support production of 60-500 grams of protein per month, per XCellerator ® unit.

In addition to instruments sales, we have recurring revenue from the sale of hollow fiber bioreactors, culture ware, tubing sets and other disposable products and supplies for use with our instruments. Revenue from such disposable products represented approximately 47% of our total revenue from this business segment for the fiscal year ended September 30, 2005, and approximately 37% for the nine months ended June 30, 2006.

Currently we assemble, validate and package the instruments and disposables which we sell. Customers for our instruments and disposables are the same potential customers targeted for our contract production services which include biopharmaceutical and biotech companies, medical schools, universities, research facilities, hospitals and public and private laboratories.

For the fiscal years ended September 30, 2005, and September 30, 2004, we received revenue of approximately $3.0 million (approximately 60% of our aggregate revenue) and $2.3 million (approximately 41% of our aggregate revenue), respectively from this business segment. For the nine months ended June 30, 2006, we received revenue of approximately $3.3 million (approximately 61% of our aggregate revenue) from this business segment.

Cell Culture Products and Services

We manufacture cell culture products such as mammalian and insect cells, recombinant and secreted proteins, and monoclonal antibodies. Additionally, we provide related services as a contract resource to assist our customers in developing cell production process protocols, cell line optimization, cell culture production optimization, media evaluation and other related services. This segment of our business represented approximately $1.1 million (approximately 22% of our aggregate revenues) and approximately $2.3 million (approximately 28% of our aggregate revenues) for the fiscal years ended September 30, 2005 and September 30, 2004, respectively. This segment of our business also represented approximately $1.4 million (approximately 25% of our aggregate revenues) and approximately $1.0 million (approximately 24% of our aggregate revenues) for the nine months ended June 30, 2006 and for the nine months ended June 30, 2005, respectively.

Our customers include biopharmaceutical and biotech companies, medical schools, universities, research facilities, hospitals and public and private laboratories. We generally produce cell culture products pursuant to contracts which specify the customer’s requirements for the cell culture products to be produced or the services to be performed.

There are various processes commonly used to produce mammalian cells generally used in the production of antibodies. These may include hollow fiber perfusion, stirred tank fermentation, roller bottle and other processes. We use hollow fiber technology to produce mammalian cells. This technology seeks to grow cells to high densities more closely approaching the density of cells naturally occurring in body tissue. We have expertise with in vitro (outside the living body) environments for a wide variety of mammalian cells. Mammalian cells are complicated and dynamic, with constantly changing needs. A primary component of hollow fiber technology is fibers made of plastic polymers. The fibers are hair-like with hollow centers which are intended to simulate human capillaries. Thousands of these fibers are inserted in a cartridge, which we refer to as a bioreactor. The cells are grown on the outside of the hollow fibers while nutrient media used to support cell growth is delivered through the hollow centers of the fibers. The fiber walls have small pores, allowing nutrients to pass from the hollow center to the cells. The fibers act as filters and yield concentrated secreted products. Because the cells are immobilized in the bioreactor, the concentrated product can be harvested during the on-going cell growth process. Hollow fiber technology permits harvests of cell culture products with generally higher purities thereby reducing the cost of purification. This technology generally minimizes the amount of costly nutrient media required for cell growth.

The most generally used process for mammalian cell production is stirred tank fermentation. Hollow fiber technology can be contrasted with the competitive stirred tank fermentation process which takes place in tanks of various sizes. Cell culture products grow inside the tanks in media fluid which is maintained under controlled conditions and continuously stirred to stimulate growth. At the end of the growing process, as opposed to incrementally during the growth process, cell culture products are separated from the remaining media fluid. The size of the tanks generally result in stirred tank fermentation facilities requiring significantly more start-up costs, space and infrastructure than comparable production facilities using hollow fiber technology. While stirred tank fermentation and hollow fiber technology are both used for cell production of various quantities, we believe that the stirred tank fermentation process is currently more commonly used for larger scale commercial production requirements. We believe that hollow fiber technology has advantages in scalability, start-up time and cost in the early development of antibody production. In the expanding field of personalized medicine where patient specific drugs and therapeutics are frequently envisioned, such as the therapeutic vaccine which we are developing, we believe that hollow fiber technology may be the appropriate cell culture production technology.

National Cell Culture Center.

Until 2005, our Minneapolis facility historically housed the National Cell Culture Center, which provides customized cell culture services for basic research laboratories under a contract grant from the National Institutes of Health. We were first designated the National Cell Culture Center in 1990 and we have continuously served as the National Cell Culture Center for more than fifteen years until the expiration of this grant in September 2005, and from September 2005 through June 30, 2006 under an interim grant. The National Cell Culture Center is a non-profit research resource facility established and sponsored by the National Center of Resources for Research of the National Institutes of Health. During the time that we served as the National Cell Culture Center, we had experience with the production of over 1500 unique or common cell lines. We received revenues from the National Institutes of Health in the form of a grant and fees from customers which use the National Cell Culture Center services. For the fiscal years ended September 30, 2005, and September 30, 2004, we received revenue of $0.9 million and $1.1 million (18% and 19% respectively), of our aggregate revenue, from our business activities as the National Cell Culture Center. For the nine months ended June 30, 2006 and June 30, 2005, we received revenue of $0.7 million and $0.8 million (14% and 19% respectively), of our aggregate revenue, from our business activities as the National Cell Culture Center. As the result of the expiration of this grant, we plan to integrate these activities into our commercial contract manufacturing business.

COMPETITION

We compete with companies developing new drugs and treatments for follicular NHL. We are aware of several companies focusing on the development of active immunotherapies for NHL, including Genitope Corporation, Antigenics, Inc., and Favrille, Inc. None of these companies uses the hybridoma method to produce a patient-specific vaccine, and of these companies, only Genitope and Favrille have a product candidate in Phase 3 clinical trials. Several companies, such as Biogen Idec, and Immunomedics, Inc., are involved in the development of passive immunotherapies for NHL. These passive immunotherapies include Rituxan, a monoclonal antibody, and Zevalin and Bexxar, which are passive radioimmunotherapy products. Research for new cancer therapies is intense, and new treatments are being developed by competitors. Many competitors have significantly greater financial resources and expertise in such matters as research and development, manufacturing, preclinical and clinical trials and regulatory approvals. Competitors may have collaborative arrangements with large and established companies. Additionally, we may compete in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment.

We compete with others that produce cell culture products using the hollow fiber process, such as BioInvent and Goodwin Labs. Additionally, we compete with others that use alternative cell culture production processes such as stirred tank fermentation process to produce cell culture products. These competitors include Cambrex Biopharmaceuticals, Covance Inc., DSM Biologics, and Lonza Ltd. Our primary market focus has been contract production of small quantities of cell culture products which we produce to the specification of the customer. Our customers are frequently engaged in research and development activities. We plan to increasingly seek larger scale commercial production contracts which will cause us to compete more directly with larger competitors which primarily use stirred tank fermentation. In the manufacture and sale of our instruments and disposables, we have limited competition from other manufacturers of instruments used for hollow fiber perfusion production. We do, however, compete with numerous manufacturers of instruments that are competitive with hollow fiber and with companies offering cell culture production services as an alternative to instrument purchase.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions.

PATENTS, TRADEMARKS AND PROTECTION OF PROPRIETARY TECHNOLOGY

We own several patents covering various aspects of our hollow fiber perfusion process and instruments and proprietary cell culturing methods. Our patents also cover aspects of our therapeutic vaccine production process. We plan to continue pursuing patent and other proprietary protection for our cancer vaccine technology and instrumentation. Currently, we have twelve (12) issued United States patents and several foreign counterparts. Additionally, we have filed two patent applications that are pending. The expiration dates of our presently issued United States patents range from December 2006 to November 2017. A list of our active U.S. patents follows:

Patent No.	Title and Inventor(s)	Filing Date/ Issue Date	Expiration Date

4,889,812	BIOREACTOR APPARATUS by Perry W. Guinn	May 12, 1986/ Dec. 26, 1989	Dec. 26, 2006

4,894,342	BIOREACTOR SYSTEM by Perry W. Guinn	Sept. 22, 1986/ Jan. 16, 1990	Jan. 16, 2007

5,656,421	MULTI-BIOREACTOR HOLLOW FIBER CELL PROPAGATION SYSTEM AND METHOD By Timothy C. Gebhard	Feb. 12, 1991/ Aug. 12, 1997	Jan 30, 2009 TD

5,998,184	BASKET-TYPE BIOREACTOR by Yuan Shi	Oct. 8, 1997/ Dec. 7, 1999	Oct. 8, 2017

5,416,022	CELL CULTURE APPARATUS by Bruce P. Amiot	Oct. 29, 1993/ May 16, 1995	Jan 7, 2009 TD

5,330,915	PRESSURE CONTROL SYSTEM FOR A BIOREACTOR by John R. Wilson	Oct. 18, 1991/ Jul. 19, 1994	Oct. 18, 2011

5,541,105	METHOD OF CULTURING LEUKOCYTES by Georgiann B. Melink	Apr. 26, 1994/ Jul. 30, 1996	July 30, 2013

5,631,006	IMMUNOTHERAPY PROTOCOL OF CULTURING LEUKOCYTES IN THE PRESENCE OF INTERLEUKIN-2 IN A HOLLOW FIBER CARTRIDGE by Georgiann B. Melink	Jun. 7, 1995/ May 20, 1997	May 20, 2014

4,973,558	METHOD OF CULTURING CELLS USING HIGHLY GAS SATURATED MEDIA by John R. Wilson	Apr. 28, 1988/ Nov. 27, 1990	April 28, 2008

5,202,254	PROCESS FOR IMPROVING MASS TRANSFER IN A MEMBRANE BIOREACTOR AND PROVIDING A MORE HOMOGENOUS CULTURE ENVIRONMENT by Bruce P. Amiot	Apr. 13, 1993/ Oct. 11, 1990	Oct. 11, 2010

6,001,585	MICRO HOLLOW FIBER BIOREACTOR by Michael J. Gramer	Nov. 14, 1997/ Dec 14, 1999	Nov. 14, 2017

5,622,857	HIGH PERFORMANCE CELL CULTURE BIOREACTOR AND METHOD by Randal A. Goffe	Aug. 8, 1995/ April 22, 1997	Feb. 9, 2014

Additionally, we consider trademarks to be potentially important to our business. We have established trademarks covering various aspects of our hollow fiber perfusion process, instruments and proprietary cell culturing methods. We have been issued the trademark Biovax ®

and have filed the trademark BiovaxID™ in connection with our therapeutic cancer vaccine and the trademark AutovaxID™ in connection with our automated cell culture instrumentation, and we plan to continue aggressively pursuing trademark and other proprietary protection for our therapeutic vaccine technology and instrumentation, including seeking protection of our trademarks internationally.

GOVERNMENT REGULATION

The Food and Drug Administration, or FDA, has extensive regulatory authority over biopharmaceutical products (drugs and diagnostic products produced from biologic processes). The principal FDA regulations that pertain to our cell production activity include, but are not limited to 21CFR Parts 600 and 610 – General Biological Products and Standards; 21 CFR Parts 210 and 211 – current Good Manufacturing Practices for Finished Pharmaceuticals; 21 CFR Part 820 – Quality System Regulations (medical devices); and 21 CFR Part 58 – Good Laboratory Practice for Non-Clinical Laboratory Studies. FDA’s guidelines include controls over procedures and systems related to the production of mammalian proteins and quality control testing of any new biological drug or product intended for use in humans (including, to a somewhat lesser degree, in vivo biodiagnostic products). FDA guidelines are intended to assure that the biological drug or product meets the requirements through rigorous testing with respect to safety, efficacy, and meet the purity characteristics for identity and strength. FDA approvals for the use of new biological drugs or products (that can never be assured) require several rounds of extensive preclinical testing and clinical investigations conducted by the sponsoring pharmaceutical company prior to sale and use of the product. At each stage, the approvals granted by the FDA include the manufacturing process utilized to produce the product. Accordingly, our cell culture systems used for the production of therapeutic or biotherapeutic products (biological drug or product) are subject to significant regulation by the FDA under the Federal Food, Drug and Cosmetic Act, as amended (the “FD&C Act”).

Our cell culture systems used to produce cells for diagnostic uses are regulated under the FD&C Act as Class I medical devices. Medical devices are classified by the FDA into three classes (Class I, Class II and Class III) based upon the potential risk to the consumer posed by the medical device (Class I devices pose the least amount of risk, while Class III devices and “new” devices are presumed to inherently pose the greatest amount of risk). As Class I devices, our systems must be manufactured in accordance with Good Manufacturing Practices guidelines. Sales of such systems to customers using them to manufacture materials for clinical studies and licensure do not require prior FDA approval.

The process of complying with FDA guidelines and obtaining approvals from the FDA of applications to market biopharmaceutical drugs and products is costly, time consuming and subject to unanticipated delays. There is no assurance that our customers will be able to obtain FDA approval for biological drugs and products produced with our systems, and failure to receive such approvals may adversely affect the demand for our services.

Under the FD&C Act, our customers must establish and validate Standard Operating Procedures (SOPs) utilizing our cell culture technologies in their Drug Master Files. We provide assistance in operational, validation, calibration and preventive maintenance SOPs to customers, as needed, to support their product development and commercialization processes. For example, we will typically provide existing and prospective customers who are utilizing our contract production services or constructing production facilities based on our cell culture technologies with information to enable such customers to comply with the FDA’s guidelines required for facility layout and design. This information may be provided either in a drug/biologic Master File that we give permission to customers to cross reference in their submission to the FDA, or provided to customers to include in their FDA submissions.

As we currently do business in a significant number of countries, in addition to the requirements of the FDA, we are subject to the relations of other countries and governmental agencies which apply to our goods and services when sold in their jurisdiction.

We are subject to various regulations regarding handling and disposal of potentially hazardous materials, wastes and chemicals such as cells and their secreted waste products, including those enforced by the Environmental Protection Agency and various state and local agencies.

INSURANCE

We may be exposed to potential product liability claims by users of our products. We presently maintain product liability and clinical trial insurance coverage in connection with our systems and other products and services, in amounts which we believe to be adequate and on acceptable terms.

Although we believe that our current level of coverage is adequate to protect our business from foreseeable product liability and clinical trial claims, we may seek to increase our insurance coverage in the future in the event that we significantly increase our level of contract production services. There can be no assurance, however, that we will be able to maintain our existing coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims to which we may be exposed. A successful partially or completely uninsured claim against us could have a material adverse effect on our operations.

Our cell culture production services may expose us to potential risk of liability. We seek to obtain agreements from contract production customers to mitigate such potential liability and to indemnify us under certain circumstances. There can be no assurance, however, that we will be successful in obtaining such agreements or that such indemnification, if obtained, will adequately protect us against potential claims.

The terms and conditions of our sales and instruments include provisions which are intended to limit our liability for indirect, special, incidental or consequential damages.

EMPLOYEES

As of September 30, 2006, we had 84 full-time employees, including 50 in research and development, 6 in manufacturing and quality control, 8 in contract production services, 1 in marketing and sales and 19 in management, administrative and clerical positions. We supplement our staff with temporary employees and consultants as required. We believe that our relations with employees are satisfactory.

Our ability to continue to develop and improve marketable products and to establish and maintain our competitive position in light of technological developments will depend, in part, upon our ability to attract and retain qualified technical personnel.

PROPERTIES

We lease approximately 33,000 square feet in Minneapolis, Minnesota, which we use for offices, a laboratory, manufacturing, warehousing areas to support the production of perfusion cell culture equipment, and contract cell culture services. This facility lease agreement has expired and we continue to occupy this facility on a month-to-month basis. We historically have engaged in development activities for BiovaxID at our Minneapolis facility and have performed certain steps in the BiovaxID production process at this facility. However, we have consolidated all BiovaxID-related production activities into our Worcester facility. For each of the years ended September 30, 2006 and September 30, 2005, we paid rent of $0.3 million.

We lease approximately 17,000 square feet in Worcester, Massachusetts, which we use for contract cell production, offices, storage, and future expansion. We have extended our lease term on this facility through February 28, 2010. For each of the years ended September 30, 2005 and 2004, we paid rent of $0.5 million and $0.4 million, respectively.

We anticipate that our facilities will meet our needs for approximately the next three months. We plan to continue to evaluate our requirements for facilities. We anticipate that as our development of BiovaxID advances and as we prepare for the future commercialization of our products, our facilities requirements will continue to change on an ongoing basis.

LEGAL MATTERS

From time to time we are subject to various legal proceedings in the normal course of business, some of which are covered by insurance. We are not currently involved in any material legal proceedings.

MANAGEMENT

Directors, Executive Officers, and Key Employees

The following table sets forth, as of November 3, 2006, certain information concerning our executive officers and directors:

Name	Age	Position
Steven R. Arikian, M.D.	49	CEO, President, Chairman & Director

Francis E. O’Donnell, Jr., M.D.	56	Vice-Chairman & Director

James A. McNulty, CPA	56	Chief Financial Officer, Secretary

Carl M. Cohen, PhD	60	Chief Operating Officer

Raphael J. Mannino, Ph.D.	59	Director

Peter J. Pappas, Sr.	66	Director

Christopher C. Chapman, M.D.	54	Director

Jeffrey A. Scott, M.D.	48	Director

Robert D. Weiss	56	Director

John Sitilides	44	Director

Ronald E. Osman	60	Director

Set forth below is biographical information regarding our directors, officers, and key employees:

Steven R. Arikian, M.D., has been a Director of our company since June 2003. Dr. Arikian became our CEO and President in September 2004, as well as Chairman of the Board of Directors since March 2004. Dr. Arikian is a director of Accentia, Inc., our parent corporation. Further, since 1997 he has served as the President and a director of The Analytica Group, Inc. which is a subsidiary of Accentia, Inc. He founded The Analytica Group, a global provider of research and communications services to the pharmaceutical and biotechnology industries in 1997. Dr. Arikian began providing pharmaceutical clients with Clinical and Outcomes Research services in 1988. Having held positions of increasing responsibility, he served as President of The Center for Health Outcomes and Economics at Bristol Myers Squibb for three years, where he supervised a staff of over 50 professionals responsible for development of global health outcomes research. He has designed and implemented research projects in the United States, Canada, Latin America and Europe. Dr. Arikian holds a faculty appointment at the Columbia University Mailman School of Public Health. He has also held faculty appointments at the University of Toronto and the University of Kentucky. He is widely published in the peer- reviewed literature and has been a frequent speaker at industry and trade group sponsored meetings on topics including Formulary Management, Pharmaceutical Pricing, Multi-National Health Economic Studies, and Pharmacoepidemiology. Today Dr. Arikian devotes his time to overseeing Accentia’s pharma-services and development companies, including Biovest and The Analytica Group.

Francis E. O’Donnell, Jr., M.D., has been a Director of our company since June 2003. Dr. O’Donnell is our Co Vice-Chairman (non-executive). Dr. O’Donnell is the non-executive Chairman, Chief Executive Officer (CEO) and a director of Accentia, Inc., our parent corporation since its inception in 2002. He is also the CEO, President, Chairman and a Director of BioDelivery Sciences International, Inc. Dr. O’Donnell was the Founder and for more than the last five years has served as managing director of The Hopkins Capital Group (“HCG”), an affiliation of limited liability companies which engage in business development and venture activities. Included in companies in which HCG entities are significant stockholders include Accentia, Inc. and Biodelivery Sciences International, Inc. Dr. O’Donnell served as Chairman of Laser Sight Inc. (LASE) a publicly traded manufacturer of advanced refractive laser systems until June 2003. He is co-founder of RetinaPharma Technologies, Inc. which includes Tatton Technologies, LLC and is a co-founder of Biotech Specialty Partners, LLC an alliance of specialty pharmacy and biotechnology companies.

Dr. O’Donnell is a 1975, summa cum laude graduate of the Johns Hopkins School of Medicine. He received his specialty training at the Wilmer Ophthalmological Institute, Johns Hopkins Hospital. He is the former Professor and Chairman, Department of Ophthalmology, St Louis University School of Medicine. Dr. O’Donnell has published over 30 peer-reviewed scientific articles and he has been awarded 34 US Patents. He is the recipient of the 2000 Jules Stein Award from Retinitis Pigmentosa International. He is a Trustee for St. Louis University and The Health Careers Foundation.

James A. McNulty, C.P.A., has been our Chief Financial Officer and Secretary since June 2003. He has served as CFO for Hopkins Capital Group, LLC and has served as CFO for other Hopkins Capital portfolio companies including publicly-traded BioDelivery Sciences International. Inc. (NASDAQ: BDSI), and Star Scientific (NASDAQ:STSI). He is currently Secretary/Treasurer of Accentia Biopharmaceuticals, Inc. (NASDAQ:ABPI) a vertically integrated specialty biopharmaceutical holding company.

Mr. McNulty practiced public accounting from 1971 through 1997, as co-founder/partner in three Tampa firms, with clients in a broad range of industries, and has extensive litigation support and expert testimony experience. His background in public and private accounting in both tax and audit brings to Biovest familiarity with GAAP accounting principles, SEC reporting requirements, Sarbanes-Oxley compliance, including financial controls and the critical role of an independent audit committee, budget preparation and analyses, debt and equity financings. He is a graduate of University of South Florida, is a CPA in the State of Florida and a Certified Valuation Analyst. He co-authored “Business Golf, the art of building relationships on the links” (2nd edition 2001) with veteran sports announcer, Pat Summerall.

Carl M. Cohen, Ph.D., was hired as our Chief Operating Officer in November 2004. Dr. Cohen has more than 25 years of biomedical research and management expertise. Most recently he was Vice President, Research at Acumen Sciences LLC, a life sciences advisory company. There he was responsible for planning and implementation of Acumen’s Discovery Research service offerings. Prior to joining Acumen, he held senior management positions at biotechnology companies in the greater Boston area including Vice President for Research and Development at Creative BioMolecules. Prior to joining Creative BioMolecules, Dr. Cohen served as Chief of the Division of Cellular and Molecular Biology and Acting Chair of the Department of Biomedical Research at St. Elizabeth’s Medical Center of Boston. During that same period, Dr. Cohen also held the positions of Professor of Medicine and Professor of Anatomy and Cellular Biology at Tufts University School of Medicine.

Raphael J. Mannino, Ph.D., has been a Director of our company since June 2003. Dr. Mannino has been the Executive Vice President and Chief Scientific Officer of BioDelivery Sciences International, Inc. since October 2000, and a director since October 2001. Dr. Mannino previously served as President, CEO, Chief Scientific Officer, and a member of the Board of Directors of BioDelivery Sciences, predecessor to BDSI since its incorporation in 1995. Dr. Mannino’s previous experience includes positions as Associate Professor at the University of Medicine and Dentistry of New Jersey (1990 to present), Assistant, then Associate Professor, Albany Medical College (1980 to 1990), and Instructor then Assistant Professor, Rutgers Medical School (1977 to 1980). His postdoctoral training was from 1973 to 1977 at the Biocenter in Basel, Switzerland. Dr. Mannino received his Ph.D. in Biological Chemistry in 1973 from the Johns Hopkins University, School of Medicine.

Peter J. Pappas, Sr., has been a Director of our company since March 2003. Mr. Pappas has for more than the last five years been the President and CEO of P.J. Mechanical Corp., a major air conditioning contractor in the New York City metropolitan area. In addition to his vast experience in construction for the past forty years, Mr. Pappas is a prime real estate developer and investor around the country. He attended NYU as a business administration major. A noted philanthropist, Mr. Pappas is an Archon of the Greek Orthodox Church. He serves the Archdiocesan National Council and as trustee of the privileged Leadership 100 Endowment trust. He is a board member of the Western Policy Center in Washington, D.C., a member of the Board of The Cyprus/American Chamber of Commerce, and the National Chairman of the Cyprus Children’s Fund, a sponsorship program and scholarship award endowment.

Christopher C. Chapman, M.D., has been a Director of our company since March 2004. Dr. Chapman has been the Executive Vice President of Medical and Regulatory Affairs and Director of New Business Development (pharmaceuticals) for BioDelivery Sciences International, Inc. on a part time basis since October 2000. Dr. Chapman received his M.D. degree from Georgetown University in Washington, D.C. in 1987 where he completed his internship in Internal Medicine. He completed a residency in Anesthesiology and a fellowship in Cardiovascular and Obstetric Anesthesiology at Georgetown University. Since 1995, Dr. Chapman has been a critical care physician on the staff at Doctor’s Community Hospital, Lanham, Maryland. He was most recently President of Chapman Pharmaceutical Consulting. From 1995 to April 2000, Dr. Chapman was Executive Director, Medical Affairs, Quintiles Consulting and a founding Co-Director of Quintiles BRI (QBRI) Medical Affairs, Drug Safety and Medical Writing Departments.

Jeffrey A. Scott, M.D., has been a Director of our company since March 2004. Dr. Scott, whose specialty is oncology, currently is the President of P4 Healthcare, a multimedia Healthcare Marketing and Education Company with a focus in Oncology. From 1998 to 2005, Dr. Scott served as the National Medical Director and President of the International Oncology Network, a network of more than 3500 U.S. Private Practice Oncologists headquartered in Baltimore, MD, since 1998, and in that same role for the International Physician Network commencing this year. Dr. Scott was a practicing physician, Partner and CFO of Georgia Cancer Specialists located in Atlanta, GA from 1995 to 2001, acting as CFO for a large practice with over $100 million in revenue and responsible for development of financial programs of practice after merger and corporate buyout by Phymatrix. In this position, Dr. Scott also took responsibility for the development of an extensive Clinical Research program. From 1998 to 2000, he also served as Medical Chief of Staff at Atlanta’s Emory Northlake Regional Medical Center. Dr. Scott’s biotech experience includes his role as a Consultant to Nexstar Pharmaceuticals of Boulder, Colorado, assisting and educating the sales force in dealing with physician networks and consulting with investment advisors regarding potential investments in other biotechnology companies.

His educational background includes a B.S. in Microbiology from the University of Michigan, Ann Arbor, Michigan, and medical education at Wayne State University, Detroit, Michigan and a fellowship in Oncology at University of Texas Health Sciences, San Antonio, Texas. Dr. Scott has Board Certifications from the American Board of Internal Medicine, Internal Medicine, September 1987 and the American Board of Internal Medicine, Medical Oncology, November 1989. He has extensive research and publication credits in the oncology field.

John Sitilides, has been a Director of our company since March 2005. In 1998, Mr. Sitilides founded the Western Policy Center, a Washington D.C. based international relations institute conducting analysis of U.S. foreign and security policies in the eastern Mediterranean and southern Balkans. He has served in various capacities with the Western Policy Center, including directing all aspects of strategic planning, policy analysis, governmental and corporate relations, financial management and media communications. In December 2004, Mr. Sitilides was Executive Director of the Western Policy Center when it was merged into the Woodrow Wilson Center Southeast Europe Project, which conducts public affairs programming and professional research on geopolitical and functional issues and interests spanning the eastern Mediterranean, Balkan, Black Sea, Caucasus, Middle East, and northern African regions. He is currently the Chairman of the Board of Advisors of the Woodrow Wilson Center Southeast Europe Project. Mr. Sitilides received his Master’s Degree in International Affairs at the Columbia University School of International and Public Affairs in 1986, with specialization in International Security Policy, International Political Economy, and Western European Affairs, and his Bachelor’s Degree in Political Science from Queens College in 1983.

Robert D. Weiss, has been a Director of our company since March 2004. Mr. Weiss has an outstanding and diverse background in the fields of investment banking, merchant banking, asset management, marketing and finance. His experience includes his current position since December 2000 as a Principal in Athena Capital Partners, Inc., an investment banking group specializing in seed and A-round investors, and for more than the past five years as President of Atlantic American Partners, a merchant banking group subsidiary of Atlantic American Holdings, as well as previous positions as Senior Vice President of Communications Equity Associates, Senior Vice President at Paine Webber, Inc., and Executive Vice President/Chief Operating Officer at Zurich Investment Management, all involving leadership roles in merchant banking, private equity funding and asset management operations. Mr. Weiss’ prior business experience gives him a strong background in marketing and general business management. Mr. Weiss received his B.S. Degree from the United States Military Academy at West Point in 1971, with Concentrations in Math, Engineering, and Science, and obtained an MBA from Boston University in 1975. He served in the United States Army from 1971 to 1978 as an Aide-de-Camp to a Major General, Hospital Comptroller, and Company Commander.

Ronald E. Osman was appointed by our Board of Directors on November 2, 2006 to serve as an interim Director until the next annual meeting of stockholders. Mr. Osman is the founder, president and senior partner of the law offices of Ronald E. Osman & Associates, Ltd. Mr. Osman established the practice in 1979. The firm concentrates on actions brought under the Federal False Claims Act as well as actions concerning commercial law and personal injury. The firm maintains offices in Marion, Illinois and Dongola, Illinois. After receiving a Bachelor of Science in Agriculture/Economics from the University of Illinois in 1968, Mr. Osman joined the United States Marine Corp, where he served as an officer from 1969 to 1972. In 1976, Mr. Osman began law school at Southern Illinois University. Mr. Osman completed his law degree in two and one half years and received his Juris Doctorate from Southern Illinois University in 1979. Mr. Osman has been actively engaged in the practice of law since that time. In addition to his law practice, Mr. Osman operates a farming business, grain elevator, an oil production business, and a motel enterprise. He is a member of Illinois Bar Association, Illinois Trial Lawyers Association, and National Health Lawyers Association. He also serves as a Member of the Board of Dongola Clinic and is a Founding Member of Rural Health, Inc.

Committees of the Board

There are currently three standing committees of the Board of Directors. The Audit Committee which reviews the engagement of the Company’s independent accountants, reviews annual financial statements and considers matters relating to accounting policies and internal control and reviews the scopes of audits, practices and procedures to ensure that the legal and fiduciary responsibilities of the Board are satisfied, consists of Jeffrey A. Scott, M.D., Robert D. Weiss, and Raphael Mannino, Ph.D. with Mr. Weiss serving as Chairman of that committee. The Governance Committee, which performs the functions of developing criteria for director selection, identifying and recommending to the full board of directors the director-nominees to stand for election at annual meetings of the stockholders, and recommending to the board of directors our corporate governance principles, consists of Jeffrey A. Scott, M.D., Robert D. Weiss, and John Sitilides. The Compensation Committee, which performs the functions of recommending and approving salaries, incentive compensation, and equity-based plans for our executive officers and managers and reviewing corporate goals and objectives relative to executive compensation , consists of Jeffrey A. Scott, M.D., Robert D. Weiss, and John Sitilides. The Board of Directors has determined that Robert D. Weiss is an audit committee financial expert within the meaning of the Securities and Exchange Commission (SEC) regulations and that Robert D. Weiss, Jeffrey A. Scott, M.D., John Sitilides and Raphael J. Mannino, Ph.D. are independent as defined by applicable SEC rules and regulations and Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

Director Compensation

Directors receive the following compensation for serving as members of the Board of Directors or as members or chairmen of various committees of the Board of Directors: (i) directors receive reimbursement of expenses, (ii) an annual grant of options to purchase shares of common stock at 110% of market value: 60,000 option shares for Board membership, 15,000 option shares for serving on a committee of the Board and 15,000 option shares for chairing any committee of the Board. The director compensation stock options outstanding as of November 3, 2006 are set forth below, with additional grants being paid or payable after November 3, 2006.

Options to Directors (all at 110% of market value/share)

NAME	# of Options
Steven R. Arikian, M.D. (Chairman)	75,000
Francis E. O’Donnell, M.D.	60,000
Raphael J. Mannino, Ph.D. (Audit Comm.)	75,000
Peter J. Pappas	60,000
Christopher C. Chapman, M.D.	60,000
Jeffrey A. Scott, M.D. (Audit, Governance, Compensation Comm.)	105,000
Nicholas J. Leb*	60,000
Martin G. Baum*	60,000

*	Resigned from Board of Directors

NAME	# of Options
Robert D. Weiss (Audit Chairman, Governance, Compensation Comm., Lead Independent Director)	180,000
John Sitilides (Governance and Compensation Comm.)	90,000
Ronald E. Osman**	60,000

** Elected to the Board of Directors on November 2, 2006

Our bylaws provide for us to indemnify our directors and officers to the extent permitted by law, with respect to actions taken by them on our behalf. We maintain a policy of directors’ and officers’ liability insurance for this purpose.

Key Employees.

We have the following employees whom we believe are significant to our business:

Mark Hirschel, Ph.D. has headed-up our science and technology departments since September 2001. From August 1999 until September 2001, he was our Senior Vice President. Dr. Hirschel has served as the Principal Investigator of the National Cell Culture Center and is a recognized leader in cell culture production. Dr. Hirschel has authored numerous scientific publications and has received several grants and served on several NIH committees. Dr. Hirschel holds a BA in biology from Southwest State University (MN), an MS in Animal Physiology, and a Ph.D. in Reproductive Physiology from the University of Minnesota.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of an entity that has an executive officer serving as a member of our board of directors.

Executive Compensation

The following tables provide information regarding the compensation earned by, options granted to and exercised by our Chief Executive Officer and our 3 other executive officers during the fiscal year ended September 30, 2006. We refer to our Chief Executive Officer and these other executive officers as the “named executive officers” in this prospectus.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)(8)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)
Steven Arikian, M.D. (1) Chief Executive Officer and Director	2006	$191,000	—	—	500,000
	2005	168,000	—	—	225,000
	2004	—	—	—	—
Carl Cohen, PhD (2) Chief Operating Officer	2006 2005 2004	$254,000 191,000 —	23,000 11,500 —	— — —	333,333 — —
Stephane Allard, MD (3) Former Chief Executive Officer & Former Director	2006	$200,000	—	800,000	—
	2005	275,000			20,000
	2004	280,000	—	—	20,000
James McNulty, CPA Chief Financial Officer	2006	$138,000	—	—	500,000
	2005	120,000		—	—
	2004	110,000	—	—	500,000
Mark Hirschel, Ph. D Chief Scientific Officer (4)	2006	$187,000	—	—	19,375
	2005	182,000			—
	2004	182,000	—	—	—

(1)	Dr. Arikian became our Chief Executive Officer in fiscal 2005

(2)	Dr. Cohen became our Chief Operating Officer in fiscal 2005

(3)	Dr. Allard became Chief Executive Officer on June 16, 2003. He resigned from that position on September 7, 2004 and assumed the position of Director of Medical Affairs with Accentia, Inc. In fiscal 2005, he resigned his position as the Director of Medical Affairs. All options listed in this compensation table for Dr. Allard were cancelled as part of the Termination Compensation arrangement with Dr. Allard, discussed in herein.

(4)	Dr. Hirschel became our Chief Scientific Officer during the fiscal year ended on September 30, 2002.

Option Grants During Fiscal Year Ended on September 30, 2006

The following table sets forth information as to stock options and warrants granted to all named executive officers during the fiscal year ended September 30, 2006. Except as otherwise indicated, these options vest at a rate of 1/3 upon grant, and 1/3 on each of the next two subsequent anniversaries of the option grant.

Option/SAR Grants in Last Fiscal Year

Name	Options Granted	Individual Grants		Market Price ($/Sh) on date of grant	Expiration Date
		% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)
(a)	(b)	(c)	(d)		(e)
Steve Arikian, M.D.	500,000	19.6%	$0.72	$0.65	2/10/2016
Carl Cohen, PhD	333,333	13.1%	$0.72	$0.65	2/10/2016
James McNulty, CPA	500,000	19.6%	$0.72	$0.65	2/10/2016
Mark Hirschel, PhD	19,375	0.7%	$0.70	$0.70	3/2/2016

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

None of our named executive officers exercised stock options during fiscal 2006. Set forth below is certain information about the number and value of unexercised stock options held by such officers as of the end of fiscal 2006.

Name Principal Position	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options SARs at Fiscal Year-End (#) Excercisable/ Unexercisable	Value of Unexercised In-the-Money Options SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
(a)	(b)	(c)	(d)	(e)
Steve Arikian, Chief Executive Officer and director	—	—	816,665/333,335	$412,499/$110,001
Carl Cohen, Chief Operating Officer	—	—	111,110/222,223	$36,666/$72,334
Mark Hirschel, Chief Scientific Officer	—	—	196,449/32,916	$24,261/$15,521
James McNulty, Chief Financial Officer	—	—	583,331/416,669	$284,166/$155,834

Equity Incentive Plan

Our 2000 Stock Option Plan (“Plan”), approved by our stockholders and board of directors effective July 19, 2000, authorizes awards of incentive stock options or non-qualified stock options to employees, directors, and consultants of our company, our subsidiaries and affiliates. The purposes of the Plan are to encourage and enable employees, directors, and consultants to acquire a proprietary interest in the growth and performance of our company, to generate an increased incentive for key employees and directors to contribute to our future success and prosperity, thus enhancing the value of our company for the benefit of our stockholders, and to enhance the ability of our company to attract and retain key employees and directors who are essential to progress, growth, and profitability. A total of 7,000,000 shares of our common stock may be granted under the Plan, limited to 1,000,000 shares per employee per calendar year.

The Plan is administered by a committee appointed by our Board or by the full board. All members of such a committee must be non-employee directors and outside directors, as defined in the Plan. Subject to the limitations set forth in the Plan, the administrator has the authority to grant options and to determine the purchase price of the shares of our common stock covered by each option, the term of each option, the number of shares of our common stock to be covered by each option, to establish vesting schedules, to designate options as incentive stock options or non-qualified stock options, and to determine the persons to whom grants are to be made.

The administrator establishes the option exercise price, which in the case of incentive stock options, must be at least the market price (as such term is defined in the Plan) of our common stock on the date of the grant or, with respect to optionees who own at least 10% of the total combined voting power of all classes of our stock (a “10% Stockholder”), 110% of the market price.

Options granted under the Plan are generally not transferable by the optionee except by will or the laws of descent and distribution, or pursuant to written agreement approved by the administrator relating to any non-qualified stock options in any manner authorized under applicable law. Except as provided in the applicable stock option agreement, options must be exercised within 60 days of termination for any reason other than disability, retirement, or death, within one year of termination by disability or retirement, or by a designated beneficiary within two years of death.

Except as provided to the contrary in the option agreement, options granted under the Plan vest in one-third annual increments beginning on the grant date of the option. In no event may an incentive stock option be granted more than 10 years from the effective date of the plan, be exercised after the expiration of 10 years from the grant date, or five years from the grant date in the case of a 10% Stockholder.

Incentive stock options may not vest for the first time with the respect to any optionee in a calendar year with a market price exceeding $100,000. Any option grants that exceed that amount shall be automatically treated as nonstatutory stock options.

The Plan may be suspended, terminated, modified, or amended by our board, but no such suspension, termination, modification, or amendment may adversely affect the terms of any option previously granted without the consent of the affected optionee, and any amendment will be subject to stockholder approval to the extent required by applicable law, rules, or regulations. Unless terminated sooner, the Plan will terminate automatically in 2010.

We, from time to time, grant to our directors, executive officers and employees options to purchase our common stock under the Plan. As of June 30, 2006, Biovest had options to purchase 6,366,141 shares of Biovest common stock outstanding and exercisable at a weighted average price of $0.73 per share.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by security holders	6,366,141	$0.73	633,859
Equity compensation plans not approved by security holders	17,298,126	$0.21	N/A
Total	23,664,267

401(k) Savings Plan

We have adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all of our employees. Pursuant to our 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by any percentage the participant elects, up to statutorily prescribed annual limits, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan also permits us, in our sole discretion, to make employer matching contributions equal to a specified percentage (as we determine) of the amount a participant has elected to contribute to the plan, and/or employer profit-sharing contributions equal to a specified percentage (as we determine) of an employee’s compensation.

Employment Agreements and Change in Control Arrangements

We have entered into employment agreements with James McNulty, our Chief Financial Officer and Secretary, and Carl Cohen, Ph.D., our Chief Operating Officer. Additionally, all of our directors and officers have executed confidentiality and non-compete agreements with us.

The Employment Agreement between us and James A. McNulty, effective November 1, 2003, has a three-year term and provides for an initial base salary of $110,000 annually, an annual bonus of up to fifty percent (50%) of his base salary at the discretion of the Board of Directors based upon achievement of defined goals, and the grant of options to purchase up to 500,000 shares of our common stock. Pursuant to his Employment Agreement, Mr. McNulty is to perform the duties of Chief Financial Officer (CFO) and Secretary of our company or such other or additional duties as may be assigned from time to time by the Chief Executive Officer or the Board of Directors. The Employment Agreement may also be terminated by either us or Mr. McNulty upon 180 days’ written notice. In the event of termination by our company, termination payments shall be paid by us in an amount equal to Mr. McNulty’s base salary for the lesser of: (i) one year following notice of termination or (ii) the term of the Employment Agreement remaining following notice of termination, whichever is shorter. The termination payment shall be paid in cash in monthly increments over the termination payment term.

The Employment Agreement between us and Carl Cohen, Ph.D., effective January 1, 2006, has a three year term and provides for an initial base salary of $247,100 annually, a bonus of up to thirty percent (30%) of his base salary based upon company performance and achievement of personal objectives as established in the discretion of our Board of Directors, and the grant of options to purchase 333,333 shares of our common stock. Pursuant to his Employment Agreement, Mr. Cohen is to perform the duties of Chief Operating Officer or such other or additional duties as may be assigned from time to time by the Chief Executive Officer or the Board of Directors. The Employment Agreement may also be terminated by either us or Mr. Cohen upon 30 days’ written notice. In the event of termination by our company, termination payments shall be paid by us in an amount equal to Mr. Cohen’s base salary plus full health and insurance benefits in effect at the time of termination for a period of the lesser of 180 days or the remaining term of employment under the Employment Agreement following notice of termination. Additionally, in the event that Mr. Cohen’s position or responsibilities are materially diminished or the location of Mr. Cohen’s primary residence is required to be changed either as a result of a change in control of our company or other circumstances, Mr. Cohen will have the option of either accepting a new employment agreement or of terminating his employment with our company. In the latter case, we will provide Mr. Cohen with a severance payment equivalent to his then full salary plus benefits for a period of the lesser of 180 days or the remaining term of employment under the Employment Agreement. The termination payment shall be subject to normal withholding, and shall be paid in cash in monthly increments over the termination payment term. However, in the event that the termination of employment is “for cause,” including without limitation for criminal conduct, violation of our Code of Conduct, or violation of our Insider Trading Policy, then the termination payment shall not be made and Mr. Cohen shall be paid only through the date of termination.

These employment agreements, along with those entered into with certain employees, are attached as Exhibits hereto (by reference to previous filings).

Limitation of Liability and Indemnification of Officers and Directors; Insurance

Our Amended Certificate of Incorporation and Bylaws provide that we shall indemnify, to the full extent authorized by Sections 102(b)(7) and 145 of the General Corporation Law of the State of Delaware, any person with respect to any civil, criminal, administrative or investigative action or proceeding instituted or threatened by reason of the fact that he, his testator or intestate, is or was a director or officer of our company or any predecessor of our company, is or was serving at the request of our company or a predecessor of our company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

Section 145 of the General Corporation Law of the State of Delaware authorizes the indemnification of directors and officers against liability incurred by reason of being a director or officer and against expenses (including attorneys fees) in connection with defending any action seeking to establish such liability, in the case of third-party claims, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and if such officer or director shall not have been adjudged liable for negligence or misconduct, unless a court otherwise determines. Indemnification is also authorized with respect to any criminal action or proceeding where the officer or director had no reasonable cause to believe his conduct was unlawful.

In accordance with Section 102(b)(7) of the General Corporation Law of the State of Delaware, our Amended Certificate of Incorporation eliminates the personal liability of directors to us and to stockholders for monetary damage for violation of a director’s fiduciary duty of care. Our Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, and further provide for advancement of expenses to directors and officers prior to final disposition of a matter unless a quorum of disinterested directors (or independent legal counsel if such a quorum is unobtainable or such a quorum so directs) determines, based on the facts then available, that (a) such director or officer acted in bad faith or deliberately breached his duty to us or our stockholders and (b) as a result of such actions, it is more likely than not that it will be ultimately determined that such director or officer is not entitled to indemnification. Our Bylaws, as amended, provide that such indemnification is not exclusive of indemnification pursuant to indemnification agreements with any of its directors and officers or otherwise.

We also maintain a policy of directors’ and officers’ liability insurance to indemnify our directors and officers with respect to actions taken by them on our behalf.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In January 2003, we negotiated a financing arrangement with one of our directors who was also a significant shareholder, Mr. Peter J. Pappas, Sr. Under this arrangement, we agreed to issue fully paid shares of our common stock to Mr. Pappas at the rate of 0.6667 shares for every dollar received by us in the form of loans arranged by Mr. Pappas prior to April 1, 2003 to support our short-term financial requirements. Mr. Pappas facilitated $710,000 in loans under this arrangement and we issued 473,333 shares of our common stock to Mr. Pappas. $460,000 of the loans arranged by Mr. Pappas were direct loans from Mr. Pappas to us for which he also received warrants to purchase 360,000 shares of our common stock at a purchase price of $0.50 per share and the right to convert such loans to additional shares of our common stock at $0.50 per share, representing a potential to acquire an additional 920,000 shares of our common stock which was subject to increase by accrued interest. The remaining $250,000 in loans facilitated by Mr. Pappas under this arrangement were made by Mr. Angelo Tsakopoulos, who was not one of our officers or directors. Mr. Tsakopoulos received the same loan terms as Mr. Pappas.

In June 2003, convertible loan arrangements entered into since 2001 including the loan arrangements with Mr. Pappas and Mr. Tsakopoulos, discussed above, were modified as discussed below: (i) the maturity dates were extended to June 16, 2006, (ii) first security interests were granted in specified assets, (iii) interest was set at 7% per annum to accrue to maturity, (iv) at the discretion of the Holder, the notes were granted conversion rights into shares of Accentia in accordance with a formula or, in the alternative, into shares of our common stock at a conversion price of $.50 per share.

Additionally, certain options and warrants, including those granted as part of loan arrangements, were modified as follows: (a) 200,000 warrants previously issued to Peter J. Pappas Sr. were re-priced from $0.50 to $0.25 and (b) 100,000 warrants previously issued to Angelo Tsakopoulos were re-priced from $0.50 to $0.25, (c) 2.6 million options previously issued to Mr. Othon Mourkakos, a former officer/director who resigned on June 16, 2003, were converted to an equal number of warrants, with exercise price of 1.3 million warrants reduced to $0.25 and the balance reduced to $0.50, (d) 2.6 million options previously issued to Dr. Christopher Kyriakides, who resigned as our CEO and Chairman on June 16, 2003, and who continues as our Co-Vice Chairman and a Director were converted to an equal number of warrants, with the exercise price of 1.3 million warrants reduced to $0.25 and the balance reduced to $0.50, (e) 200,000 warrants previously issued to Andrews Alexander Wise & Co., an investment banking firm which assisted in obtaining bridge financing were re-priced from $1.50 & $1.25 to $0.50 and $0.25, respectively, (f) 375,000 options previously issued to Dr. David DeFouw, a former director who resigned on June 16, 2003, were terminated and replaced with warrants to purchase an equal number of shares at an exercise price of $0.50, and (g) 100,000 options previously issued to Mr. Thomas Belleau, a former officer who resigned on June 16, 2003 were terminated and replaced with an equal number of warrants with an exercise price of $0.50. All of the aforementioned warrants are exercisable as of September 30, 2003 and have a term of 5 years.

In June 2003, we issued the following secured convertible promissory notes to related parties:

(a) We issued a secured promissory note to Othon Mourkakos, who resigned as our President and COO on June 16, 2003, in the principal amount of $655,000 dated June 16, 2003, and subsequent thereto have made two cash payments of $100,000 each. The issuance of the note and the cash payments were in payment of accrued executive compensation. The notes have the following terms: (i) all principal and interest to be paid in one installment on June 16, 2007, (ii) interest at 7% per annum, (iii) convertible into shares of Accentia in accordance with the Investment Agreement or, in the alternative, the convertible note may be converted into shares of our common stock at a conversion price of $.50 per share. On November 2, 2005 the outstanding principal and accrued interest due under this note was converted into stock of Accentia, in accordance with the terms of the note.

(b) We issued a secured promissory note to Dr. Christopher Kyriakides, who resigned as our Chairman and CEO on June 16, 2003 and remains our co-Vice Chairman and Director, in the principal amount of $655,000 dated June 16, 2003, and subsequent thereto have made two cash payments of $100,000 each. The issuance of the note and the cash payments were in payment of accrued executive compensation. The notes have the following terms: (i) all principal and interest to be paid in one installment on June 16, 2007, (ii) interest at 7% per annum, (iii) convertible into shares of Accentia in accordance with the Investment Agreement or, in the alternative, the convertible note may be converted into shares of our common stock at a conversion price of $.50 per share. On November 2, 2005 the outstanding principal and accrued interest due under this note was converted into stock of Accentia, in accordance with the terms of the note.

On September 30, 2005, we entered into agreements with fourteen holders of outstanding Secured Convertible Promissory Notes (the “Notes”) providing for the modification of the terms of their respective Notes. These fourteen holders collectively represent $5.0 million of the total $5.7 million in aggregate principal and accrued but unpaid interest under the Notes outstanding as of September 30, 2005. Under the modifications to the Notes, the fourteen note holders agreed that their Notes, including interest thereunder, would automatically convert into our common stock on the earlier of (i) December 1, 2005 or (ii) 30-days after an initial public offering by Accentia Biopharmaceuticals, Inc., which holds approximately 78% of the outstanding common stock of our company. However, this automatic conversion was conditioned on the continued quotation of our common stock on the OTC Bulletin Board as of the date of conversion and on the failure of the note holder to convert his or her respective Note into Accentia common stock prior to the automatic conversion date. The Notes held by these fourteen note holders were convertible into either our common stock or Accentia common stock, at the option of the holder. Also as a part of these modifications to these Notes, certain note holders agreed to increase the conversion price of their respective Notes. As of December 1, 2005, nine of these note holders converted their notes with an aggregate principal and interest value of $1.3 million into 1,669,900 shares of our common stock as follows:

Issued To	Number of Shares
C & M Soras	84,588
Anaka Prakash	108,960
F & G Korahais	60,174
Chris Soras	84,520
A Konstantinidis	42,197
Laury Pensa	539,856
Fay & Helen Logan	81,432
Robert Dillon	586,741
John & Maria Lignos	81,432

Five of these note holders, Christopher Kyriakides, Othon Mourkakos, Peter Pappas, Angelo Tsakopoulos and Kit Ching Wong, converted the outstanding principal and interest on their notes, in the aggregate amount of approximately $3.7 million, into .5 million shares of common stock of Accentia. As a result of this conversion, we are indebted to Accentia for inter-company demand debt of $3.7 million.

One of the note holders electing to convert into Accentia common stock, Peter Pappas, is a current director, and two others, Othon Mourkakos and Christopher Kyriakides, are our former executive officers and directors.

On September 30, 2005, we entered into agreements with thirteen holders of warrants to purchase our common stock, including the holders of warrants discussed above, which agreements provided for the immediate cashless exercise of such warrants. Prior to these agreements, these warrants were not exercisable on a cashless basis. As a result of these agreements, the number of shares issued upon the exercise of these warrants was 4.2 million shares of our common stock, and the consideration paid for such shares was the relinquishment of warrants to purchase an aggregate of 8.6 million shares, or 4.4 million additional shares, of our common stock. Immediately prior to the agreements, the warrants represented the right to purchase an aggregate of 8.6 million shares for an aggregate exercise price of $4.9 million. We issued 4,199,249 shares of common stock to these warrant holders, as follows:

Warrant Holder	Shares Issued
Angelo Tsakopoulos	152,500
Peter Pappas	328,000
Othon Mourkakos	1,625,000
Christopher Kyriakides	1,625,000
David DeFouw	212,500
GNS Holdings LLC	57,500
Bridge Partners LLC	142,500
Anaka Prakash	4,687
Laury Pensa	20,312
Fay & Helen Logan	3,125
Robert Dillon	21,875
John & Maria Lignos	3,125
Kit Ching Wong	3,125

One of these warrant holders, Peter Pappas, is our current director, and three others, Othon Mourkakos, Christopher Kyriakides and David DeFouw, are former directors.

On April 10, 2003 we entered into an Investment Agreement with Accentia. The Investment Agreement closed on June 16, 2003. As a result, Accentia acquired approximately eighty-one per cent of our capital stock for a purchase price of $20.0 million. A portion of the purchase price was paid by promissory notes, and during the year ended September 30, 2005, Accentia paid $10.5 million under the promissory note. Pursuant to the scheduled payments set forth in the note, $5.0 million is due on each of June 16, 2006 and June 16, 2007. Our need for funding exceeded the payments as scheduled under these promissory notes and in August 2004, we entered into an amendment to our Investment Agreement under which Accentia agreed to use reasonable efforts to make advances to us as inter-company loans, to become due and retired as payments become due under the original Investment Agreement. Through September 30, 2005, we borrowed approximately $9.5 million from Accentia under this arrangement. Amounts advanced prior to their due date are covered by a Line of Credit Promissory Note (“LOCPN”), and the outstanding balance under this LOCPN is secured by a security interest in all of our assets. Notwithstanding our borrowings under this arrangement, we required additional funding and through November 30, 2005, we borrowed an additional $2.8 million from Accentia in the form of an inter-company demand indebtedness. All sums owed pursuant to this demand indebtedness are secured by a security interest in all of our assets.

As part of the Investment Agreement, we granted to Accentia the first right of refusal to acquire additional shares to maintain its percentage ownership in the event we issue shares. Pursuant to this agreement, Accentia acquired 1,278,947 shares of our common stock as a result of the warrant exercise by Julian Casciano and 17,902,062 shares of our common stock as a result of the cashless warrant exercises described above. Pursuant to the terms of the First Right of Refusal Agreement, Accentia’s purchase price for these shares was equal to the gross purchase price paid for the issuance of the triggering shares, and could be paid by promissory note with a five-year term, bearing interest at the federal discount rate. As a result of these two First Right of Refusal exercises, Accentia issued to us promissory notes in the amount of $.15 million and $.05 million, payable on June 27, 2010 and September 30, 2010, respectively. On October 31, 2006, we entered into a Termination Agreement with Accentia under which Accentia agreed to immediately terminate its absolute anti-dilution rights that were granted to Accentia pursuant to the First Right of Refusal Agreement. In consideration of Accentia’s termination of the First Right of Refusal Agreement, we issued to Accentia five million shares of our common stock.

We use services provided by Accentia. These services include administrative, human resource, legal and accounting facilities and personnel maintained by Accentia principally at 324 S. Hyde Park Avenue, Suite 350, Tampa, FL 33606. Additionally, in August 2004, we entered into a Biologic Products Commercialization Agreement making Accentia our exclusive commercialization partner for all biologics products, including BiovaxID. The Agreement provided that, for so long as Accentia owned fifty one percent or more of our outstanding capital stock, we were only required to reimburse Accentia for direct and indirect expenses. Should Accentia own less than fifty one percent of our outstanding capital stock, we were required to pay scheduled compensation for these services. During the fiscal year ended September 30, 2005, these commercialization services included consulting services with regard to our clinical trial, development of BiovaxID and AutovaxID, product positioning, pricing and other matters regarding our cell culture production services and instruments and our vaccine. During the year ended September 30, 2005, we paid $10.5 million for expenses related to the commercialization of our vaccine including inter-company allocated costs. Inter-company expenses paid by Accentia for our benefit were treated as inter-company advances made to us by Accentia and are included in the loans discussed above. Whenever possible charges paid by Accentia on behalf of the Company were specifically identified and charged to the Company through the inter-company account. Other direct and indirect costs were allocated to the Company using a reasonable pro-rata or percentage-of-time basis. Under the Biologics Products Commercialization Agreement, Accentia was also entitled to 49% of our net profits from the sale of biologics products. On October 31, 2006, we entered into a Royalty Agreement with Accentia that terminated and superseded the Biologics Products Commercialization Agreement. The new Royalty Agreement provides that Accentia is no longer our exclusive commercialization partner and replaces the share of net profits with a 19.5% royalty based on net sales and license revenue of biologics products. The products and territory subject to the Royalty Agreement remain identical to those terms previously contained in the Biologics Commercialization Agreement. In consideration for Accentia entering into this Royalty Agreement, we issued to Accentia five million shares of our common stock, representing the independently appraised value to us of the new agreement.

On September 30, 2004 we entered into a Master Services Agreement and Project Addendum agreement with PPD Development LP (hereinafter “PPD”). PPD, a Contract Research Organization, will perform a wide range of services in the conduct and data management of the ongoing Phase 3 clinical trial of BiovaxID ® , our personalized therapeutic vaccine for indolent follicular non-Hodgkin’s lymphoma. The services to be performed by PPD include identification, recruitment and qualification of additional clinical trial sites to accelerate the pace of the patient enrollment into the trial, facilitation of patient enrollment, coordination of data and information management services, and regulatory compliance functions, among others. The agreement with PPD may be terminated by us at any time upon 30 days notice. PPD is a shareholder of Accentia. For the fiscal year ended September 30, 2005, we paid PPD $2.3 million.

On March 15, 2004, we organized Biovax, Inc., as a wholly-owned subsidiary under the laws of Florida, potentially to use this subsidiary to continue the development of our autologous (patient specific) therapeutic vaccine for follicular non-Hodgkins lymphoma (“BiovaxID ®”). This corporation is in the organizational stage.

In November 2004, we entered into an exclusive license agreement with Stanford University for the use of certain cell lines in connection with development of our cancer vaccine, and potentially in connection with other vaccine development projects which may take place in the future.

In December 2004, we entered into a Supply Agreement with biosyn Arzneimittel GmbH for supply of our requirements of keyhole lympet hemocyanin (KLH), a key ingredient in our cancer vaccine. This agreement has an initial term of three years and is renewable for indefinite additional terms of five years each at our discretion, so long as we are not in default of our obligations pursuant to this agreement.

On June 1, 2005, our former Chief Marketing Officer, Julian Casciano, exercised an option to purchase for cash 300,000 shares of our common stock for $.50 per share for an aggregate purchase price of $150,000.

On November 8, 2005, we entered into a termination compensation agreement with our former CEO and director, Stephane Allard, M.D. Under this agreement, in full and complete settlement of any and all outstanding obligations and rights to compensation of any type, we agreed to pay Dr. Allard the sum of $0.2 million in bi-weekly installments at the same rate as his former base salary rate, and further issued to Dr. Allard 800,000 shares of our restricted common stock. Dr. Allard surrendered and canceled all outstanding qualified stock options previously granted to him by us. As part of this agreement, Dr. Allard submitted his resignation as our director, effective as of September 23, 2005, and we exchanged general Releases with Dr. Allard.

In February 2006, we entered into a settlement agreement of all claims arising from the litigation filed by Dr. Robert Pfeffer, which had been pending in the United States District Court for the Southern District of New York. We agreed to pay Dr. Pfeffer a total of $0.2 million, payable by promissory note in 16 equal monthly installments commencing on March 1, 2006, in full satisfaction of any and all claims to compensation made by Dr. Pfeffer, and the parties exchanged mutual general releases.

On April 26, 2006, we, through our wholly-owned subsidiary, Biovax, Inc. (“Biovax”), closed a financing transaction (the “Transaction”) that was structured in an effort to obtain certain perceived advantages and enhancements from the New Market Tax Credit regulations adopted under the auspices of the United States Department of the Treasury in 2002 to provide incentive for investing in businesses located in “qualifying census tracts,” or areas with a median income below the poverty line. In the Transaction, Biovax entered into a Convertible Loan Agreement where Telesis CDE purchased from Biovax a Subordinated Convertible Promissory Note dated as of April 25, 2006 in the principal amount of $11.5 million (“CDE Loan”). The CDE Loan has a maturity date of October 27, 2013 and is described in more detail below. The following parties were involved in the Transaction: Biovax, Accentia Biopharmaceuticals, Inc. (“Accentia”), the Company’s majority shareholder, Biolender, LLC (“Biolender”), Telesis CDE Two, LLC (“Telesis CDE”), Telesis CDE Corporation, Biovax Investment LLC (“Leverage

Fund”), U.S. Bancorp Community Investment Corporation (“USBCIC”), First Bank and Laurus Master Fund, Ltd. (“Laurus”).

Under an Asset Purchase Agreement dated as of April 18, 2006, we transferred all or substantially all of the assets of our vaccine manufacturing business situated at 377 Plantation Street, Worchester, Massachusetts (the “Plant” and the assets hereinafter the “Equipment”) and our rights under that certain lease agreement for the Plant and that certain letter of intent with the landlord to potentially lease additional space adjacent to the Plant (collectively the “Leasehold”) to Biovax. As full purchase price for the Equipment, Biovax paid us $1,500,000 and assumed certain liabilities, including a portion of a demand note payable to Accentia. In addition, Biovax advanced rental payments for the Leasehold in the amount of $4.5 million. Under the Asset Purchase Agreement, we are required to treat the advance as unrestricted and nonsegregated funds provided that we must use the funds to make all required lease payments. Finally, Biovax also hired all of our employees that are related to the vaccine manufacturing business and assumed responsibility for all accrued vacation time and the maintenance of existing health and other benefits.

Previously, on March 31, 2006, in contemplation of the Transaction and other potential New Market Tax Credit financings and other financings, we closed a financing transaction with Laurus pursuant to which Laurus purchased from us a secured promissory note in the principal amount of $7.8 million (the “Laurus Note”). Under the terms of the Laurus Note, $7.5 million of the principal amount was deposited into our restricted bank account (the “Restricted Account”) pursuant to a restricted account agreement between us and Laurus. Accentia, The Analytica Group, Inc. and Laurus also entered into an Amended and Restated Stock Pledge Agreement pledging Accentia’s shares of TEAMM Pharmaceuticals, Inc., The Analytica Group, Inc., our company and Biolender to secure the obligations owed to Laurus as a result of the Laurus Note and Transaction.

In contemplation of the Transaction, we and our parent, Accentia, formed Biolender, LLC as a Delaware limited liability company. On April 27, 2006, $2.5 million was released from the Restricted Account created under the Laurus Note to fund the purchase of a 29.5% equity interest in Biolender for our benefit. In addition, on April 27, 2006, Accentia, our majority shareholder, used the proceeds of a $6.0 million intraday loan from First Bank to purchase the remaining 70.5% equity interest in Biolender. All distributions from Biolender are allocated to Accentia until Accentia receives the return of its capital contribution and then to us until we receive the return of our capital contribution and then proportionately between Accentia and us. The loan obligation was also subject to a First Bank Subordination Agreement with respect to the Laurus obligations as a senior lender. All of the equity interests in Biolender owned by us and Accentia have been pledged to Laurus as collateral to secure the Laurus Note and Accentia’s guarantee of the Laurus Note. On April 27, 2006, we redeemed 10 million shares of our common stock owned of record by Accentia for $6 million cash payment which equaled the market price of $0.60 per share. Accentia used the proceeds of the stock redemption to repay its intraday loan due First Bank. Subsequent to the Transaction, on October 31, 2006, we purchased Accentia’s entire ownership interest in Biolender in consideration of the issuance by us to Accentia of 10 million additional shares of our common stock.

The National Institutes of Health (“NIH”) grant in the approximate amount of $1.0 million, which has funded a substantial part of the budget for our National Cell Culture Center (“NCCC”) located in our Minneapolis location was not renewed after September 1, 2005. We resubmitted an application to the NIH in October 2005, however we were informed that this grant will not be renewed. We are discontinuing activities as the designated NCCC and we plan to integrate these activities into our commercial contract manufacturing business.

On August 2, 2006, we, along with our wholly-owned subsidiary, Biovax, Inc., entered into an Amendment and Consent to Release (the “Amendment”) with Laurus Master Fund, Ltd. (“Laurus”). The Amendment amends the Restricted Account Agreement and Side Letter Agreement entered into by us and Laurus on March 31, 2006 (the “Agreements”) to permit the release to us from the Restricted Account of the sum of $2.5 million (the “Release”) prior to the satisfaction of the preconditions for such Release as set forth in the Agreements. The Amendment further sets forth commitments on our part and outlines corresponding events of default related to those commitments with regard to consummation of NMTC enhanced financings and the use of the proceeds being released. In accordance with the terms of the Amendment, the sum of $2.5 million was released from the Restricted Account to us on August 2, 2006.

On August 7, 2006, we formed a new wholly-owned subsidiary corporation called AutovaxID, Inc., which is incorporated in the State of Florida and is additionally qualified to do business in the states of Minnesota and Missouri. We anticipate that this subsidiary may potentially be used to conduct the business of manufacturing and commercially distributing our AutovaxID instruments in the future.

On September 5, 2006, we closed a loan transaction (the “Loan”) with Pulaski Bank and Trust Company of St. Louis, Missouri (“Pulaski”), pursuant to which Pulaski loaned us the sum of $2 million pursuant to an unsecured Promissory Note (the “Note). The following describes certain material terms of the Transaction:

•	Under the terms of the Note, $50,000 of the principal amount was disbursed at the closing to Pulaski to cover closing fees relating to the transaction.

•	The Note will become due and payable on January 5, 2007. The Note can be prepaid by us at any time without penalty.

•	The outstanding principal amount of the Note will bear interest at the rate of the prime rate minus .05% (7.75% per annum initially). Monthly payments of accrued interest only shall be due and payable monthly on the 5th day of each month commencing on October 5, 2006.

•	The Note is an unsecured obligation and is subordinated to our outstanding loan to Laurus Master Fund, Ltd.

•	The Note is guaranteed by entities and individuals affiliated with us or Accentia, our majority stockholder. We have entered into Indemnification Agreements with each of the guarantors.

•	We issued to Pulaski a warrant (the “Warrant”) to purchase up to 66,667 shares of our Common Stock, par value $0.01 per share, at an exercise price of $1.10 per share. The Warrant will expire on September 5, 2011. Under the terms of the Warrant, Pulaski has piggy-back registration rights for the shares underlying the Warrant.

On September 29, 2006, we entered into a Registration Rights Agreement with certain institutional purchasers of 8% Secured Convertible Debentures due September 29, 2010 (the “Purchasers”) issued by our majority shareholder, Accentia, wherein we agreed to file with the SEC and to seek to have declared effective a registration statement covering the resale of 18,000,000 shares of our common stock owned by Accentia. These shares are transferable to the institutional purchases upon the exchange or exercise of debentures and warrants issued by Accentia, although there is no guarantee that such debentures and/or warrants will be converted or exercised, and such debentures and warrants are also alternatively convertible or exercisable for shares of Accentia common stock. These 18,000,000 shares of our common stock have been placed into an escrow account by Accentia pursuant to a Pledge Agreement and may under certain circumstances be obtained by the Purchasers in exchange for outstanding indebtedness, in connection with the exercise of Warrants issued to the Purchasers by Accentia, or in payment of sums due from Accentia to the Purchasers.

On October 31, 2006, we entered into a Purchase Agreement with Accentia whereby we purchased Accentia’s 70.5% ownership interest in Biolender, LLC (“Biolender”). In consideration of the sale of this interest in Biolender, we issued to Accentia ten million shares of our common stock, representing the negotiated value of the purchased interest.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of shares of our common stock as of November 3, 2006 for:

•	each person (or group of affiliated persons) known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each named executive officer; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares of common stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of November 3, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Except as otherwise noted below, and subject to applicable community property laws, the persons named have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Reporting Status	Aggregate Number of Shares Beneficially Owned (2)	Percentage of Shares Beneficially Owned (3)
Steven Arikian (5) 151 Beach 147th Street Neponsit, NY 11694	CEO, President & Director	891,665	0.95%

Peter J. Pappas, Sr. 135 W. 18th Street, Second Floor New York, NY 10011	Director, 5% Stockholder	1,201,333	1.28%

Francis E. O’Donnell, Jr. (6) 709 The Hamptons Lane Town and Country, MO 63017	Vice Chairman, Director, 5% Stockholder of Parent	100,000	0.11%

Name and Address of Beneficial Owner (1)	Reporting Status	Aggregate Number of Shares Beneficially Owned (2)	Percentage of Shares Beneficially Owned (3)
James A. McNulty (7) 4419 West Sevilla Street Tampa, FL 33629	Chief Financial Officer, Secretary	666,665	0.71%

Robert Weiss 86 Ladoga Avenue Tampa, FL 33606	Director	235,000	0.25%

Jeffrey Scott 2 Spring Forest Court Owings Mills, MD 21117	Director	170,000	0.18%

Raphael Mannino 36 Meadowview Drive Annandale, NJ 08801	Director	135,000	0.14%

Christopher Chapman 800 Falls Lake Drive Mitchellville, MD 20721	Director	120,000	0.13%

Carl Cohen, PhD 377 Plantation Street Worcester, MA 01605	Chief Operating Officer	111,110	0.12%

Mark Hirschel (8) 8500 Evergreen Blvd., NW Minneapolis, MN 55433	Chief Scientific Officer	247,122	0.26%

Accentia, Inc. (4) 324 S. Hyde Park Avenue Suite 350 Tampa, FL 33606	5% Stockholder	73,115,818	77.67%

Name and Address of Beneficial Owner (1)	Reporting Status	Aggregate Number of Shares Beneficially Owned (2)	Percentage of Shares Beneficially Owned (3)
John Sitilides 324 S. Hyde Park Ave, Suite 350 Tampa, FL 33606	Director	120,000	0.13%

Ronald E. Osman 1602 Kimmel Street Marion, Illinois 62959	Director	60,000	0.06%

All officers and directors as a group		4,057,895	4.31%

(1)	Unless otherwise indicated, the address of each person listed is 324 S. Hyde Park Ave, Suite 350, Tampa, FL 33609.

(2)	A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the date of this filing upon the exercise of warrants and options and the conversion of convertible securities. Except as otherwise reflected, each beneficial owner’s percentage ownership is determined by assuming that options, warrants, and convertible securities held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days from the date of this filing have been exercised or converted. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(3)	Calculated on the basis of 94,130,775 shares of stock outstanding as of November 3, 2006, consisting entirely of common stock.

(4)	Holders of greater than 10% of the outstanding stock of Accentia are Hopkins Capital Group, LLC. And MOAB Investments LP.

(5)	In addition to serving as a CEO, President and Chairman of our company, Dr. Arikian also serves as a Director of Accentia, which is the record owner of 53,115,818 shares of our stock. In the foregoing table, Dr. Arikian’s ownership includes options to purchase 650,000 shares of our common stock, all of which will be exercisable within 60 days of this filing.

(6)	In addition to serving as Vice Chairman of the Board of Directors of our company, Dr. O’Donnell also serves as Chairman of the Board of Directors of Accentia, which is the record owner of 53,115,815 shares of our stock. In the foregoing table, Dr. O’Donnell’s ownership includes 40,000 options to purchase shares of our common stock, all of which are currently exercisable. Dr. O’Donnell is the Manager of Hopkins Capital Group, LLC, which is a principal stockholder of Accentia

(7)	In addition to serving as CFO and Secretary of our company, Mr. McNulty also serves as a Corporate Treasurer and Secretary of Accentia which is the record owner of 53,115,815 shares of our stock. In the foregoing table, Mr. McNulty’s ownership includes 500,000 options to purchase shares of our common stock, of which 416,666 are currently exercisable.

(8)	Dr. Hirschel owns 50,663 shares of common stock as well as options to purchase 229,375 shares of common stock, of which 196,459 are currently exercisable.

SELLING STOCKHOLDERS

On behalf of the selling stockholders named in the table below (including their donees, pledgees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus), we are registering, pursuant to the registration statement of which this prospectus is a part, 18,000,000 shares of our common stock.

We are registering the shares being offered under this prospectus pursuant to a Registration Rights Agreement, dated September 29, 2006, between our company and the selling stockholders. The Registration Rights Agreement was entered into in connection with a September 2006 private placement financing transaction undertaken by Accentia Biopharmaceuticals, Inc., the majority stockholder of our company. In the Accentia private placement, Accentia issued an aggregate of $25.0 million of 8% secured convertible debentures together with common stock purchase warrants. The convertible debentures issued by Accentia in the private placement are convertible at the option of the holder into shares of Accentia common stock or exchangeable for shares of our common stock held by Accentia, and the warrants issued in the transaction are exercisable for Accentia common stock or shares of our common stock held by Accentia. In addition, Accentia has pledged into an escrow account 18 million shares of our common stock held by Accentia to secure the repayment of the convertible debentures. The total number of shares of our common stock transferable by Accentia to the investors in the private placement, whether pursuant to the exchange or exercise of the debentures and warrants or the exercise of rights under the pledge agreement, may not exceed 18 million shares in the aggregate.

The number of shares of common stock that will be outstanding immediately after this offering is based on the number of shares outstanding as of November 3, 2006, which includes the 18 million shares being offered under this prospectus. There is no guarantee that the debentures and warrants issued by Accentia will be exchanged or exercised for shares of our common stock. The number of shares of common stock to be outstanding immediately after this offering does not include 24,514,781 shares issuable by us pursuant to common stock options and warrants held by persons other than the selling stockholders, of which 20,372,219 options or warrants having a weighted-average exercise price of $0.26 per share were outstanding and exercisable as of November 3, 2006.

We are registering the shares to permit the selling stockholders to offer these shares for resale from time to time. The selling stockholders may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the selling stockholders. For more information, see the section of this prospectus entitled “PLAN OF DISTRIBUTION.”

The table below lists the selling stockholders and information regarding their ownership of common stock as of November 3, 2006:

Name of Selling stockholder	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Registered for Sale (1)(2)	Shares Owned After Sale of Registered Shares (2)
			Number	Percentage(3)
Midsummer Investment, Ltd.(4)	4,697,126	5,760,000	0	—
Whitebox Convertible Arbitrage Partners, L.P. (5)	2,160,000	2,160,000	0	—
Whitebox Hedged High Yield Partners, LP(5)	2,160,000	2,160,000	0	—
Guggenheim Portfolio Company XXXI, LLC(5)	216,000	216,000	0	—
GPC LIX, LLC(5)	360,000	360,000	0	—
Pandora Select Partners, LP(5)	504,000	504,000	0	—
Whitebox Intermarket Partners, LP(5)	360,000	360,000	0	—
Laurus Master Fund, Ltd. (6)	4,697,126	3,600,000	4,697,126	4.99%
Wolverine Convertible Arbitrage Fund Trading Limited(7)	2,160,000	2,160,000	0	—
Rockmore Investment Master Fund, Limited(8)	720,000	720,000	0	—

Total		18,000,000

(1)	Represents a good faith estimate of the maximum number of shares of common stock issuable pursuant to the 8% Secured Convertible Debentures due September 29, 2010 and the Common Stock Purchase Warrants. The convertible debentures and warrants contain conversion and exercise limitations providing that a selling stockholder may not at any time, unless waived by the selling stockholder upon no less than 61 days prior written notice, convert such notes or exercise such warrants into shares of our common stock if and to the extent that such conversion or exercise would result in the selling stockholder having beneficial ownership (calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) of more than 4.99% of our common stock. Accordingly, the number of shares of common stock set forth in the table as being registered for a selling stockholder may exceed the number of shares of common stock that the selling stockholder could own beneficially at any given time through its ownership of the convertible debentures and warrants.

(2)	Assumes that the shareholders dispose of all the shares of common stock covered by this prospectus and do not acquire or dispose of any additional shares of common stock. The selling stockholders are not representing, however, that any of the shares covered by this prospectus will be offered for sale, and the selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

(3)	The percentage of common stock beneficially owned is based on 94,130,775 shares of common stock outstanding on November 3, 2006.

(4)	Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

(5)	Mr. Andrew Redleaf, as managing member of the General Partner, has the power to vote or to dispose of the shares held by Whitebox Convertible Arbitrage Partners, L.P., Whitebox Hedged High Yield Partners, L.P., Guggenheim Portfolio Company XXXI, LLC, GPC LIX, LLC, Pandora Select Partners, L.P., and Whitebox Intermarket Partners, L.P.

(6)	Laurus Capital Management, LLC is the investment manager for Laurus Master Fund. The Principals of Laurus Capital Management are David and Eugene Grin. By virtue of their position as Principals of Laurus Capital Management, Messrs. Grin exercise direct voting and investment control over the shares of our common stock owned by Laurus Master Fund. In addition to the 8% Secured Convertible Debentures and the Common Stock Purchase Warrants issued to Laurus Master Fund, Ltd. on September 29, 2006, Laurus Master Fund, Ltd. holds options to purchase up to 24,555,779 shares of our common stock. Similar to the convertible notes and warrants, the options held by Laurus contain exercise limitations providing that Laurus may not at any time exercise such options into shares of our common stock if and to the extent that such conversion or exercise would result in Laurus having beneficial ownership (calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) of more than 4.99% of our common stock.

(7)	Mr. Rob Bellick has the power to vote or to dispose of the shares held by Wolverine Convertible Arbitrage Fund, Ltd.

(8)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of October 19, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

DESCRIPTION OF SECURITIES

General

As of the date of this prospectus, our authorized capital stock consists of 350,000,000 shares of capital stock, of which 300,000,000 shares are common stock, $.01 par value per share, and 50,000,000 shares are preferred stock, $.01 par value per share. As of November 3, 2006, 94,130,775 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding. In addition, as of November 3, 2006, we had 439 stockholders of record.

The following is a summary description of our securities and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws as currently in effect and other relevant agreements that have been filed as exhibits to this registration statement.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record in the election of directors and in all other matters to be voted on by the shareholders. We have not provided for cumulative voting for the election of directors in our amended certificate of incorporation. Subject to the preferences of any shares of preferred stock outstanding at the time, holders of shares of our common stock are entitled to receive dividends when, as, and if declared by our board of directors, out of funds legally available to us. Upon our liquidation, dissolution or winding up, the holders of shares of our common stock are entitled to share equally and ratably in all our assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock, if any.

The holders of shares of common stock have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered by the selling stockholders in this prospectus will be, validly issued, fully-paid and non-assessable.

Preferred Stock

Our articles of incorporation empower our board of directors to issue up to 50,000,000 shares of preferred stock from time to time in one or more series. Our board also may fix the rights, preferences, privileges, and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences, and the number of shares constituting any series or the designation of the series. Any preferred stock terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. The issuance of preferred stock could also have the effect of delaying or preventing a change in control of our company or make removal of management more difficult.

As of September 30, 2006, no shares of preferred stock were outstanding.

Notes and Warrants

On January 7, 2006, we issued a warrant to the Investor Relations Group as partial compensation for acting as our investor relations management company. The warrant calls for the issuance of up to 200,000 shares of our common stock at an exercise price of $0.50 per share. The warrant which vested immediately will expire on January 7, 2016.

Laurus Master Fund, Ltd.

On March 31, 2006, we closed a financing transaction with Laurus Master Fund, Ltd., or Laurus, pursuant to which Laurus purchased from us a secured promissory note in the principal amount of $7,799,000 (the “Note”) and a warrant to purchase up to 18,087,889 shares of our common stock at an exercise price of $.01 per share (the “Warrant”). The Note will be due and payable on March 31, 2009. The initial monthly payment amount under the terms of the Note will be $9,060.61 per month, subject to certain adjustments. The Note may be prepaid at any time without penalty. The Warrant provides that the exercise price may be paid by Laurus in cash or through a cashless exercise by surrendering a portion of the Warrant or underlying warrant shares with a fair market value at the time of exercise equal to the exercise price. The Warrant will expire on March 31, 2021.

New Market Tax Credit Warrants

In connection with the New Market Tax Credit financing, four Accentia common stockholders, three of whom are also Board members, pledged personal assets guaranteeing certain of our obligations regarding the series of transactions and program requirements. As consideration for these guarantees, we issued four warrants on April 20, 2006, to issue a total of 1,000,000 shares of common stock at an exercise price of $1.00 per share. The warrants vest in entirety on April 20, 2007, and expire October 19, 2013.

Also in connection with the New Market Tax Credits financing, we issued a warrant on April 25, 2006, to Telesis CDE Corporation II, LLC, to purchase up to 1,200,000 shares of common stock at an exercise price of $1.30 per share. The warrant vests as follows: 300,000 shares vest on April 25, 2009, 300,000 shares vest on April 25, 2010, and 300,000 shares vest on April 25, 2011. The warrant expires on April 24, 2015, contains certain piggy-back registration rights, and a cashless exercise provision.

Legal Settlement Note Payable

In February, 2006, we settled all claims arising from litigation which had been pending in the United States District Court for the Southern District of New York. We agreed to pay the plaintiff $0.2 million by issuing a Promissory Note calling for 16 equal payments commencing March 1, 2006. At September 30, 2006, the balance of the note was $0.1 million.

Pulaski Bank and Trust Company

On September 5, 2006, we closed a loan transaction with Pulaski Bank and Trust Company of St. Louis, Missouri (“Pulaski”), pursuant to which Pulaski loaned us $2 million pursuant to an unsecured promissory note. $50,000 of the principal amount was disbursed at the closing to Pulaski to cover closing fees relating to the loan transaction. The note will become due and payable on January 5, 2007 but may be prepaid by us at any time without penalty. The note is an unsecured obligation and is subordinated to our outstanding obligation to Laurus Master Fund, Ltd. We issued to Pulaski a warrant to purchase up to 66,667 shares of our common stock, par value $0.01 per share, at an exercise price of $1.10 per share. The warrant will expire on September 5, 2011.

Bridge Loans

In addition to the above, we currently have two notes payable outstanding. These notes in the original amounts of $100,000 each, bear interest at 10%, and will be paid by December, 2006, and February, 2007 respectively. The notes contain conversion rights at the option of the holders to convert the balance owed into shares of common stock at $1.00 per share. At September 30, 2006, the balances owed on both notes was approximately $103,000

Options

As of September 30, 2006, we had options outstanding to purchase 6,366,141 shares of our common stock at exercise prices ranging from $0.50 to $3.00 per share, with a weighted average exercise price of $0.73 per share, under our equity incentive plans described in “MANAGEMENT—Equity Incentive Plan.”

Registration Rights

Laurus Financing Transaction

In connection with the financing transaction with Laurus in March 2006, we entered into a registration rights agreement providing that Laurus would have the right to require us to file a registration statement with the U.S. Securities and Exchange Commission to register the resale of the shares issuable to Laurus pursuant to the exercise of its warrant. We were required to file such registration statement within sixty days after written demand by Laurus, provided that in no event would we be required to file such registration statement earlier than ninety days after the closing of the financing transaction. We were required to use our best efforts to cause such registration statement to be declared effective no later than ninety days after the date on which it was filed and to maintain the effectiveness of such registration statement until the registered securities are sold by Laurus or can be sold under SEC Rule 144(k). The agreement also grants Laurus “piggyback registration rights” to include the warrant shares in any other registration statement we file, with certain customary exceptions.

Pulaski Bank and Trust Company Loan Transaction

The warrant issued to Pulaski in connection with the loan transaction in September 2006 provides Pulaski with piggy-back registration rights for the shares underlying the warrant.

September 2006 Private Placement by Accentia Biopharmaceuticals, Inc.

On September 29, 2006, we entered into a registration rights agreement with the selling stockholders, who were purchasers of the 8% Secured Convertible Debentures due September 29, 2010 issued by Accentia. Under the registration rights agreement, we are required to file with the SEC, within thirty days of the date of the registration rights agreement, a registration statement covering the resale of the 18,000,000 shares of our common stock issuable pursuant to the terms of the debentures and the warrants for an offering to be made on a continuous basis pursuant to Rule 415. Additionally, we are required to use our best efforts to cause a registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to the 90th calendar day following the date of the registration rights agreement, and to keep such registration statement continuously effective under the Securities Act until all 18,000,000 shares covered by such Registration Statement have been sold, or may be sold without volume restrictions pursuant to Rule 144(k).

Anti-Takeover Effect of Bylaw Provisions and Delaware Law

There are provisions of the Delaware General Corporation Law (“DGCL”), our Certificate of Incorporation and our Bylaws that could have the effect of delaying, deferring or preventing an acquisition of our company, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions could also limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests.

Delaware Law. We are subject to Section 203 of the DGCL, which restricts our ability to enter into a business combination with an interested stockholder for a period of three years. Generally, a business combination means a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a stockholder who, together with that stockholder’s affiliates and associates, owns 15% or more of our outstanding voting stock. These restrictions do not apply if:

•	before the date a stockholder becomes an interested stockholder, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to exceptions; or

•	on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Certificate of Incorporation and Bylaws. Some provisions of our Certificate of Incorporation and Bylaws could also have anti-takeover effects. These provisions:

•	authorize our board of directors to issue preferred stock from time to time, in one or more classes or series, without stockholder approval;

•	do not include a provision for cumulative voting for directors (under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors).

Listing

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “BVTI.”

Transfer Agent and Registrar

We have retained the services of American Stock Transfer & Trust Company to act as our transfer agent and registrar immediately following the completion of this registration.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock being offered under this prospectus and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction, not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction, a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions entered into after the effective date of the registration statement of which this prospectus is a part, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the shares of common stock registered in this prospectus will be passed upon for us by Foley & Lardner LLP, Tampa, Florida

EXPERTS

Our financial statements for the years ended September 30, 2005 and 2004 included in this prospectus and in the registration statement, of which this prospectus is a part, have been audited by Aidman, Piser & Company, P.A., an independent registered public accounting firm, as set forth in their report. We have included our financial statements in this prospectus and in the registration statement, of which this prospectus is a part, in reliance on Aidman, Piser & Company, P.A.’s report, given on their authority as experts in accounting and auditing

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission. You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

BIOVEST INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Biovest International, Inc.

We have audited the accompanying balance sheet of Biovest International, Inc. (The Company) as of September 30, 2005 and the related statements of operations, shareholders’ deficit, and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biovest International, Inc. as of September 30, 2005 and its results of operations and its cash flows for each of the years in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred significant losses and used cash in operating activities during the year ended September 30, 2005, and had a deficit in working capital at September 30, 2005. These factors, among others as discussed in Note 2 to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ AIDMAN PISER & COMPANY, P.A.

Tampa, Florida

December 1, 2005

Balance Sheet as of September 30, 2005

BIOVEST INTERNATIONAL, INC.

BALANCE SHEET

SEPTEMBER 30, 2005

ASSETS
Current assets:
Cash	$32,000
Accounts receivable, net of $30,000 allowance for doubtful accounts	531,000
Costs and estimated earnings in excess of billings on uncompleted contracts	21,000
Inventories	113,000
Prepaid expenses and other current assets	54,000

Total current assets	751,000
Property and equipment, net	874,000
Other assets:
Patents and trademarks, net	408,000
Reorganization value in excess of amounts allocated to identifiable assets	2,131,000

$4,164,000

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt:
Related Party	$1,310,000
Other	3,088,000
Accounts payable	1,636,000
Customer deposits	112,000
Accrued liabilities:
Compensation and related taxes	1,146,000
Other	628,000
Billings in excess of costs and estimated earnings on uncompleted contracts	48,000

Total current liabilities	7,968,000
Long-term debt, less current maturities:	1,358,000

Total liabilities	9,326,000

Commitments and contingencies (Note 10)
Shareholders’ deficit:
Preferred stock, $.01 par value, 50,000,000 shares authorized; 0 issued and outstanding	0
Common stock, $.01 par value, 300,000,000 shares authorized; 77,920,763 shares issued and outstanding	779,000
Additional paid-in capital	33,384,000
Accumulated deficit	(38,643,000)
Stock subscription receivable	(682,000)

Total shareholders’ deficit	(5,162,000)

$4,164,000

See notes to financial statements.

BIOVEST INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Revenues:
Cell culture products and services	$1,137,000	$2,145,000
National cell culture center	894,000	1,107,000
Instruments and disposables	3,046,000	2,334,000
Research and development services revenue, related party	-0-	120,000

Total revenues	5,077,000	5,706,000

Operating costs and expenses:
Cost of sales	3,750,000	5,447,000
Research and development	9,950,000	5,541,000
Marketing, general and administrative	2,438,000	3,251,000

Total operating costs and expenses	16,138,000	14,239,000

Loss from operations	(11,061,000)	(8,533,000)

Other income (expense):
Interest expense	(395,000)	(448,000)

Other income (expense), net	(23,000)	(15,000)

	(418,000)	(463,000)

Net loss	$(11,479,000)	$(8,996,000)
Loss per common share:
Basic	$(0.23)	$(0.24)

Diluted	$(0.23)	$(0.24)

Weighted average common shares outstanding:
Basic	49,044,822	38,196,733
Diluted	49,044,822	38,196,733

See notes to financial statements.

BIOVEST INTERNATIONAL, INC.

STATEMENTS OF SHAREHOLDERS’ DEFICIT

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	Preferred stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stock Subscription Receivable	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balances at September 30, 2003	8,021,886	$80,000	38,160,733	$382,000	$33,581,000	$(18,168,000)	$(17,150,000)	$(1,275,000)
Net loss for the year	—	—	—	—	—	(8,996,000)	—	(8,996,000)
Conversion of debt to equity	—	—	36,000	—	16,000	—	—	16,000
Settlement of dispute regarding stock subscription receivable	—	—	—	—	(250,000)	—	250,000	0
Collection of stock subscription receivable							5,913,000	5,913,000
Stock-based compensation	—	—	—	—	5,000	—	—	5,000

Balances at September 30, 2004	8,021,886	$80,000	38,196,733	$382,000	$33,352,000	(27,164,000)	$(10,987,000)	$(4,337,000)
Net loss for the year						(11,479,000)		(11,479,000)
Conversion of Preferred stock into common	(8,021,886)	(80,000)	16,043,772	160,000	(80,000)			0
Collection of stock subscription receivable							10,497,000	10,497,000
Stock-based compensation					7,000			7,000
Options exercised for cash			1,578,947	16,000	284,000		(150,000)	150,000
Shares issued from cashless conversion (Note 6)			22,101,311	221,000	(179,000)		(42,000)	0
Balances at September 30, 2005	0	$0	77,920,763	$779,000	$33,384,000	(38,643,000)	$(682,000)	$(5,162,000)

See notes to financial statements.

BIOVEST INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Cash flows from operating activities:
Net loss	$(11,479,000)	$(8,996,000)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation	426,000	304,000
Amortization	106,000	122,000
Issuance of common stock, options and warrants for services	7,000	5,000
Amortization of debt discounts	49,000	52,000
Loss on disposal of property and equipment	22,000	—
Write-down of inventory	350,000	—
Change in cash resulting from changes in:
Accounts receivable	(428,000)	877,000
Costs and estimated earnings in excess of billings on uncompleted contracts	55,000	(52,000)
Inventories	101,000	237,000
Other	86,000	150,000
Accounts payable and accrued liabilities	433,000	1,986,000
Customer deposits	10,000	7,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(58,000)	(74,000)

Net cash flows used in operating activities	(10,320,000)	(5,382,000)

Cash flows from investing activities:
Purchases of property and equipment	(227,000)	(444,000)

Net cash flows from investing activities	(227,000)	(444,000)

Cash flows from financing activities:
Repayment of notes payable and long-term debt	(272,000)	(421,000)
Net proceeds from issuance of common stock and warrants	150,000	—
Proceeds from stock subscription receivable	10,497,000	5,913,000

Net cash flows from financing activities	10,375,000	5,492,000

Net change in cash	(172,000)	(334,000)
Cash at beginning of year	204,000	538,000

Cash at end of year	$32,000	$204,000

Supplemental cash flow information:
Cash paid for interest during the year	$190,000	$36,000
Cash paid during the year for income taxes	$—	$—
Non cash financing activity:
During 2004, debt in the amount of $16,000 was converted to equity.

See notes to financial statements

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1. Nature of business and summary of significant accounting policies:

Nature of business:

Biovest International, Inc. (the “Company” or “Biovest”) is a biotechnology company focused on production and contract manufacturing of biologic drugs and products from small through commercial scale. It has historically developed, manufactured and marketed patented cell culture systems and equipment to pharmaceutical, diagnostic and biotechnology companies, as well as leading research institutions worldwide, and has provided contract cell production services to those institutions. While continuing this business, management has chosen to re-orient the Company’s focus, assets and operations to increase contract cell production and biologic drug development and ownership. The Company’s first drug product, a personalized vaccine for the most common and fastest-growing form of hematologic cancer, known as B-cell Non-Hodgkin’s lymphoma, is currently in a Phase 3 FDA-approved pivotal licensing trial.

During the year the Company has incorporated a wholly-owned subsidiary, Biovax, Inc., a Florida corporation, however that subsidiary had not commenced operations as of December 1, 2005.

The Company is an 81% owned subsidiary of Accentia BioPharmaceuticals, Inc.

Summary of significant accounting policies:

Inventories:

Inventories are recorded at the lower of cost or market with cost determined using the first-in, first-out (“FIFO”) method.

Property and equipment:

Property and equipment are recorded at cost. Depreciation for property and equipment is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of their economic lives or the lease term.

Reorganization value in excess of amounts allocated to identifiable assets and intangible assets:

Intangible assets include patents and trademarks as well as reorganization value in excess of amounts allocated to identifiable assets, which are accounted for based on Financial Accounting Standard Statement No. 142 Goodwill and Other Intangible Assets (“FAS 142”). In that regard, intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company has designated reorganization value in excess of amounts allocated to identifiable assets as intangible assets with indefinite lives and, therefore, these assets are not amortized.

Patents and trademarks:

Costs incurred in relation to patent applications are capitalized as deferred patent costs. If and when a patent is issued, the related patent application costs are transferred to the patent account and amortized over the estimated useful life of the patent. If it is determined that a patent will not be issued, the related patent application costs are charged to expense at the time such determination is made.

Patent and trademark costs are recorded at historical cost. Patent and trademark costs are being amortized using the straight-line method over their estimated useful lives of six years for patents and twenty years for trademarks. Accumulated amortization was $0.7 million at September 30, 2005.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1. Nature of business and summary of significant accounting policies (continued):

Patents and trademarks (continued):

Estimated future amortization of patent and trademark costs is as follows:

Year ending September 30,
2006	$30,000
2007	30,000
2008	30,000
2009	30,000
thereafter	288,000

$408,000

Carrying value of long-lived assets:

The carrying values of the Company’s other long-lived assets are evaluated whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. This assessment may be based upon management’s experience in the industry, historical and projected sales, current backlog and expectations of undiscounted future cash flows, and, as in the case for the current year, might include an external valuation. The Company reviews the valuation and amortization of those long-lived assets to determine possible impairment by comparing the carrying value to projected undiscounted future cash flows of the related assets.

Financial instruments:

Financial instruments consist of cash, accounts receivable, accounts payable, notes payable and convertible debentures. As of September 30, 2005, the fair values of these instruments, except as to the convertible debentures, approximated their respective carrying values. The carrying value of the Company’s long-term debt, including convertible debentures of $5.8 million as of September 30, 2005 reflect discounts associated with beneficial conversion features, more fully discussed in Note 5. The fair value of the long-term debt is estimated by management to be $5.8 million (their face value) in consideration of the terms and interest rates applicable to the indebtedness.

Revenue recognition:

Instruments and disposables sales are recognized in the period in which the applicable products are delivered. The Company does not provide its customers with a right of return; however, deposits made by customers must be returned to customers in the event of non-performance by the Company.

Revenues from contract cell production services are recognized using the percentage-of-completion method, measured by the percentage of contract costs incurred to date to estimated total contract costs for each contract. Contract costs include all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as indirect labor, insurance, supplies and tools. General and administrative costs are charged to operations as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to revenues, costs and profits and are recognized in the period such revisions are determined. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1. Nature of business and summary of significant accounting policies (continued):

Revenue recognition (continued):

The asset “costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. Such revenues are expected to be billed and collected within one year on uncompleted contracts. The liability “billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenue recognized.

Research and development expenses:

The Company expenses research and development expenditures as incurred. In the fiscal years ended September 30, 2005 and 2004 the Company incurred total research and development expenses of approximately $10.0 million and $5.5 million, respectively. Expenses for the CRADA (See Note 10) amounted to $8.6 million and $5.2 million, respectively.

Shipping and handling costs:

Shipping and handling costs are included as a component of cost of sales in the accompanying statements of operations.

Advertising:

The Company expenses the costs of advertising as they are incurred. Advertising expense was approximately $9,000 and $66,000 for the years ended September 30, 2005 and 2004, respectively.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation:

The Company follows Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123) for non-employee stock based compensation, which establishes a fair value based method of accounting for such stock-based compensation. However, the Company has elected to account for its employee stock compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25 whereby compensation expense is only recorded to the extent that the fair value of the underlying stock exceeds the stock option price at the date of grant.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1. Nature of business and summary of significant accounting policies (continued):

Stock-based compensation (continued):

The following table reflects supplemental financial information related to stock-based employee compensation, as required by SFAS No. 148, accounting for stock-based compensation – transition and disclosure.

	2005	2004
Net loss, as reported	$(11,479,000)	$(8,996,000)
Employee Stock-based compensation, as reported	$7,000	$5,000
Employee Stock-based compensation under fair value method	$260,000	$269,000
Pro-forma net loss under fair value method	$(11,739,000)	$(9,260,000)
Basic net loss per share, as reported	$(0.23)	$(0.24)
Pro-forma net loss per share under fair value method	$(0.24)	$(0.24)

Recent accounting pronouncements:

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is currently evaluating the effect that the adoption of FIN 47 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections (“SFAS 154”), which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition, but does not expect it to have a material impact.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1. Nature of business and summary of significant accounting policies (continued):

Recent accounting pronouncements (continued):

In December 2004, the FASB revised its SFAS No. 123 (“SFAS No. 123R”), “Accounting for Stock Based Compensation.” The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The Company is currently evaluating the impact that this statement will have on its financial condition or results of operations.

Net loss per common share

The Company had net losses for all periods presented. Diluted loss per share assumes conversion of all potentially dilutive outstanding common stock options and warrants. Potential common shares outstanding are excluded from the calculation of diluted loss per share if their effect is anti-dilutive. Dilutive loss per share is the same as basic loss per share for all periods presented as the effect of all options outstanding is anti-dilutive.

2. Liquidity and management’s plans:

The accompanying financial statements have been prepared on a going-concern basis, which assumes that Biovest will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying financial statements, Biovest incurred net losses of $11.5 million and $9.0 million and negative cash flows from operations of $10.3 million and $5.4 million in 2005 and 2004, respectively. Furthermore, the Company has a working capital deficit of $7.2 million at September 30, 2005. In addition, Biovest’s projected cash flows from operations for fiscal 2006 are currently projected to be insufficient to finance projected operations without funding from other sources.

In September 2001, the Company entered into a definitive Cooperative Research and Development Agreement (“CRADA”) with the National Cancer Institute (“NCI”) for the development and ultimate commercialization of patient-specific vaccines for the treatment of non-Hodgkin’s lymphoma. Successful development of the vaccine, if approved by the FDA, from Phase 3 clinical trials, which are in process, through commercialization, will commit the Company to several years of significant expenditures before revenues will be realized, if ever.

In June 2003, the Company sold shares of common and preferred stock, representing approximately 81% of the Company, to Accentia, Inc. (“Accentia”) for $20.0 million. As of September 30, 2005, Biovest has collected $19.3 million of that amount. Subsequent to October 1, 2005, Accentia paid the remaining $0.7 million.

In the period following the change in control, management has spent considerable time and effort in revising the budget process, drafting a marketing plan and seeking ways to more efficiently operate the core business and conduct its research and development activities. For fiscal 2006 management anticipates losses in total due to research and development expenditures and lower sales volume. Management’s plans to sustain operations and fund the losses involve collection of the stock subscription receivable from Accentia and search for funding from outside sources. Biovest anticipates that stabilized commercialization of the aforementioned vaccine will occur in late 2008, at which time the Company should commence profitable operations.

Subsequent to September 30, 2005, Biovest converted $1.3 million of its convertible debentures and accrued interest, due in 2006 and 2007, to 1,669,900 shares of The Company’s common stock. In addition, $3.7 million of The Company’s convertible debentures and accrued interest were converted into Accentia common stock.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

2. Liquidity and management’s plans (continued):

While management is confident that they will obtain the necessary funding, reduce the level of historical losses and achieve successful commercialization of the vaccine, there can be no assurances in that regard. The financial statements do not include any adjustments that may arise as a result of this uncertainty.

3. Details to balance sheet:

Inventories:

Inventories consist of the following at September 30, 2005:

Finished goods	$35,000
Work-in-process	36,000
Raw materials	42,000

$113,000

During 2005, the Company recorded an additional $0.4 million provision for obsolete inventory, which is included in cost of sales in the accompanying 2005 statement of operations.

Property and equipment:

Property and equipment consist of the following at September 30, 2005:

Furniture and fixtures	$69,000
Leasehold improvements	491,000
Machinery and equipment	1,574,000

2,134,000
Less accumulated depreciation and amortization	(1,260,000)

$874,000

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

3. Details to balance sheet (continued):

Costs and estimated earnings on uncompleted contracts:

Costs and estimated earnings on uncompleted contracts consists of the following as of September 30, 2005:

Costs incurred on uncompleted contracts	$660,000
Estimated earnings	665,000
1,325,000

Less billings to date	(1,352,000)
$(27,000)

These amounts are included in the accompanying 2005 balance sheet under the following captions:

Costs and estimated earnings in excess of billings on uncompleted contracts	$21,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(48,000)

$(27,000)

4. Concentration of credit risk and major customer information:

Financial instruments that subject the Company to concentrations of credit risk include cash and accounts receivable. The Company places its cash in several high-quality financial institutions. Such amounts are insured by the FDIC up to $100,000 per institution.

Accounts receivable are customer obligations due under normal trade terms for products sold to distributors and retail customers. The Company performs ongoing credit evaluations of customers’ financial condition, but does not require collateral.

Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The allowance for doubtful accounts contains a specific accrual for accounts receivable balances that are considered potential bad debts and a general accrual for remaining possible bad debts. Any accounts receivable balances that are determined to be uncollectible are written off to bad debt expense. Based on the information available, management believes that the allowance for doubtful accounts as of September 30, 2005 is adequate. However, actual write-offs might exceed the recorded allowance.

Four customers accounted for 26%, 25%, 21% and 18% of the Company’s trade accounts receivable balance at September 30, 2005. One customer accounted for 15% and 27% of revenues for the fiscal years ended September 30, 2005 and 2004, respectively.

A significant amount of the Company’s revenue has been derived from export sales. The Company’s export sales, principally to European and Canadian customers, were 40% and 36% of total revenues, respectively in the fiscal years ended September 30, 2005 and 2004.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

5. Long-term debt:

Long-term debt consists of the following at September 30, 2005

Notes payable, former management (current stockholder); principal and interest at 7% both due upon maturity in June 2007. Collateralized by certain assets; convertible at the option of the holder to Biovest common stock (at $.25 per share) or Accentia common stock (at either the Accentia IPO offering price of $8.00, or based on an appraised value)	$1,310,000
Convertible working capital notes payable; principal and interest at 7%, both due upon maturity in June 2006. Collateralized by certain assets; convertible at the option of the holder. Less: unaccreted value of beneficial conversion feature of $15,000 (i)	695,000
Notes payable, bridge financing; principal and interest at 7% both due upon maturity in June 2006. Collateralized by certain assets; convertible at the option of the holder to Biovest common stock (at $.50 per share) or Accentia common stock (at either the IPO offering price, if any, or based on an appraised value).	2,050,000
Convertible note payable, former legal counsel; principal due in installments through June 2006; interest at 7% due upon maturity. Collateralized by certain assets; Less: unaccreted value of beneficial conversion feature of $19,000 (i)	432,000
Notes payable, 2001 bridge financing, interest at 7.5%; due in 2006; convertible into common stock at $1.00 per share	53,000
Notes payable, 2000 bridge financing, interest at 10%; due in 2006; convertible into common stock at $1.00 per share	175,000
Other	88,000
Long-term accrued interest (including $0.2 million related party)	953,000

5,756,000
Less current maturities (ii)	(4,398,000)

Long-term portion of notes payable	$1,358,000

Future maturities of long-term debt is as follows at September 30, 2005

Year ending September 30,
2006 (iii)	$1,270,000
2007	88,000

Total maturities	$1,358,000

(i)	During fiscal 2003, the Company issued various convertible debentures, three of which contained beneficial conversion features. The notes are convertible, solely at the Holder’s option, into shares of Accentia common stock with the value per Accentia share being adjusted by a twenty percent (20%) discount from defined Accentia share value or, in the alternative; the convertible notes may be converted into shares of Biovest common stock at a conversion price of $0.25 per share.

(ii)	Subsequent to October 1, 2005, $3.8 million of these notes were converted to Accentia equity.

(iii)	Subsequent to October 1, 2005, $1.3 million notes payable and accrued interest were converted into the Company’s common stock, and as such were classified as non-current at September 30, 2005.

6. Shareholders’ equity:

Common stock:

On September 30, 2005, we entered into agreements with thirteen holders of warrants to purchase our common stock, which agreements provided for the immediate cashless exercise of such warrants. Prior to these agreements, these warrants were not exercisable on a cashless basis. As a result of these agreements, the number of shares issued upon the exercise of these warrants was 4.2 million shares of our common stock, and the consideration paid for such shares was the relinquishment of warrants to purchase an aggregate of 4.4 million additional shares of our common stock. Immediately prior to the agreements, the warrants represented the right to purchase an aggregate of 8.6 million shares for an aggregate exercise price of $4.9 million. In this regard, we issued 4.2 million shares of common stock to the warrant holders, and an additional 17.9 million shares to Accentia as it exercised its first right of refusal option.

Preferred stock:

The Company has authorized 10.0 million shares of preferred stock. The holders of outstanding shares of preferred stock have the right to convert each one (1) share of preferred stock to two (2) shares of fully paid assessable common stock of the Company. During 2005, The Company converted approximately 8.0 million shares of convertible preferred stock into approximately 16.0 million shares of common stock. As of September 30, 2005 no preferred shares were issued and outstanding.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

7. Stock-based compensation:

Issuances of stock for services, stock options and stock warrants in 2005 and 2004 are as follows:

	Equity Instrument			Fair value at date of issuance	Exercise Price	Term
	Stock	Options	Warrants
New Issuances in 2004:
Consulting services	—	—	200,000	$0.27	$1.00	3 years
Employee and non-employee director compensation	—	2,518,000	—	$0.27	$.50	10 years
Former CEO per employment contract	36,000	—	—	$0.27
Total issued in 2004	36,000	2,518,000	200,000
New Issuances in 2005:
Employee and non-employee director compensation	—	595,000	—	$0.13	$0.53	10 years
Total issued in 2005	—	595,000	—

Effective September 30, 2003, certain officers of the Company were granted an aggregate of 1.2 million options, 0.5 million exercisable immediately, with the balance vesting over three years. These options were granted at an exercise price of $.50 per share.

In addition, in 2003, the Company modified certain options and warrants for the purchase of its common shares as follows:

•	An aggregate of 0.3 million warrants were repriced from $.50 to $.25.

•	5.7 million options were converted to warrants. 3.0 million were repriced at $.50, 2.6 million were repriced at $.25; both exercisable after 6 months, with a term of 5 years.

•	0.2 million warrants were repriced from $1.50 and $1.25 to $.50 and $.25, respectively.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

7. Stock-based compensation (continued):

As a result of these modifications, the Company is now required to treat these options as variable stock options, which requires a charge to operations for adjustments in subsequent periods changes in the underlying market value of the stock.

The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant as of the date of grant for consulting expense incurred and for the purpose of the pro forma presentation in Note 1. The following assumptions were used for grants in 2005 and 2004, respectively.

In 2005 the option pricing model parameters were: No dividend yield, expected volatility of 78%, risk-free interest rates of 3.31% to 3.95%, and expected lives 3 to 5 years. In 2004 the parameter values were: No dividend yield, expected volatility of 78%, risk-free interest rates of 2.62% and 2.56%, and expected lives 5 years.

The share price on the date of grant for two of the awards in 2005 and all of the 2004 grants was $0. One award, occurring late in 2005 used a share price of $0.91 as it was the only award granted after the Company’s stock had begun trading in August, 2005. The exercise prices of the grants ranged between $0.50 to $1.50 in 2005 and $0.25 to $0.50 in 2004.

Stock option activity for the years ended September 30, 2005 and 2004 is as follows:

	Years ended September 30
	2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding-beginning of year	6,178,098	$0.75	4,750,933	$0.74
Granted	595,000	0.53	2,518,000	0.27
Exercised	(300,000)	0.50	—	—
Cancelled	(1,491,998)	0.51	(1,090,835)	—
Outstanding-end of year	4,981,100	$0.68	6,178,098	0.65
Exercisable-end of year	4,108,089	$0.72	3,734,592	0.75

Stock options outstanding at September 30, 2005 are summarized as follows:

Options Outstanding
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.01-1.00	3,867,000	7.35	$0.47
1.01-2.00	1,061,100	5.74	1.27
2.01-3.00	53,000	6.39	2.39

	4,981,100

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

7. Stock-based compensation (continued):

Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.01-1.00	3,008,989	7.35	$0.50
1.01-2.00	1,046,100	5.73	1.26
2.01-3.00	53,000	6.39	2.39

	4,108,089

Stock Warrants:

Stock warrants outstanding at September 30, 2005 are summarized as follows:

Warrants Outstanding
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.01-1.00	500,000	1.80	$0.65
1.01-2.00	50,000	2.06	1.25
2.01-3.00	210,000	0.67	2.52
3.01-4.00	6,000	1.70	4.00
4.01-5.00	279,000	0.71	5.00

	1,045,000

Warrants Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.01-1.00	500,000	1.80	$0.65
1.01-2.00	50,000	2.06	1.25
2.01-3.00	210,000	0.67	2.52
3.01-4.00	6,000	1.70	4.00
4.01-5.00	279,000	0.71	5.00

	1,045,000

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

7. Stock-based compensation (continued):

Termination Agreement:

In 2005 the Company accepted the resignation of a former Chief Executive Officer and member of the Board of Directors. In settlement of all related issues the Company agreed to pay $0.2 million cash and issue 0.8 million shares of common stock in fiscal 2006 as final termination compensation. In return, the former executive forfeited 2.0 million stock options. In this regard, the Company recognized compensation expense in fiscal 2005 of $0.6 million, comprised of $0.2 million cash and $0.4 million Company stock.

8. Income taxes:

The significant income components of the Company’s net deferred total assets as of September 30, 2005 are as follows:

Accrued Compensation	17,000
Other	9,000
Accrued Vacation	47,000
Allowance for Doubtful Accounts	11,000
Inventory Reserves	244,000
Net operating loss carryover	10,184,000
Valuation Allowance	(10,458,000)

Total Deferred Tax Asset	54,000

Intangibles	(54,000)

Total Deferred Tax Liability	(54,000)

Net Deferred Tax Asset	—

The components of the provision (benefit) for income taxes consists of the following:

Current Tax	—
Federal	—
State	—

Total Current	—

Deferred Tax
Deferred	(4,882,000)
Increase in Valuation allowance	4,882,000

Total Deferred	—

Total provision (benefit) for income taxes	—

FAB 109 requires that a deferred tax amount be reduced by a valuation allowance if, based on the weight of available evidence it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. As a result the Company recorded a valuation allowance with respect to all the Company’s deferred tax assets.

For the tax periods 06/17/2003 through 09/20/2005, the Company is part of a consolidated federal income tax return that includes Accentia Biopharmaceuticals, Inc (“Accentia”). The Company’s income tax provision is calculated on a separate return basis as if the Company was not part of the Accentia consolidated group.

The Company has a federal net operating loss of approximately $26.8 million as of September 30, 2005 (expiring 2020). Under Section 382 and 383 of the Internal Revenue Code, if an ownership occurred charge occurs with respect to a “loss corporation”, as defined, there are annual limitations on the amount of the net operating loss (“NOL”) and other deductions which are available to the company. The portion of the NOL’s incurred prior to 06/17/2003 ($3.4 million) are subject to these limitation. As such, these NOL’s are limited to approximately $.2 million per year. NOL’s incurred after 06/17/2003 may also subject to restriction.

At the time that the Company was acquired by Accentia, it had significant NOLs. Due to severe limitations of these NOLs and the fact that a significant portion of NOLs could never be utilized, the Company made and an election under IRS regulation 1.1502-22P32(b)(4) to waive most of the losses. The Company waived approximately $29 million of NOLs while retaining $3.4 million.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

8. Income taxes (continued):

A reconciliation of the U.S. Federal statutory rate to the effective rate is as follows:

	Year ended September 30,
	2005	2004
Federal statutory rate	(34)%	(34)%
State taxes	(4)%	(4)%
Effect of valuation allowance	38%	38%
Net actual effective rate	—%	—%

9. Retirement plans:

The Company has a retirement savings plan covering all employees eligible to participate in the plan. Employees of the Company scheduled to provide at least 1,000 hours of service during their first year of employment are eligible as of a date no later than six months after employment and employees scheduled to provide less than 1,000 hours of service become eligible after completing a year of service. Eligible employees may make annual earnings reduction contributions of up to the maximum percentage allowable by the Internal Revenue Code. The Company may also make discretionary contributions to this plan, subject to approval by the Board of Directors. The Company has made no discretionary contributions pursuant to the plan.

10. Commitments and contingencies:

Employment agreements:

The Company has employment agreements with certain employees, which extend from 24 to 36 months. These agreements provide for base levels of compensation and separation benefits. Future minimum payments under these employment agreements for the years ended September 30, 2005 and 2006 are approximately $80,000 and $878,000 respectively. In 2005, one employee’s agreement terminated normally, three employees resigned and one employee had their agreements transferred to Accentia. The Company incurred $0.7 million and $0.4 million related to these agreements during fiscal 2005 and 2004, respectively.

Leases:

The Company leases equipment and office and manufacturing space pursuant to several non-cancelable operating leases. The Company leases approximately 33,000 square feet in Minneapolis, Minnesota, which is used for offices, a laboratory, manufacturing, warehousing areas to support the production of perfusion cell culture equipment and contract cell culture services. This facility also houses the National Cell Culture Center, which is operated under a grant by the National Institutes of Health which expired in September, 2005. This facility Lease agreement has expired and we continue to occupy this facility on a month to month basis. In April 2005 we amended our current lease in Worcester, Massachusetts whereby we increased our leased space from approximately 14,000 square feet to approximately 17,000 square feet, and included a provision for $0.1 million of leasehold improvement allowance to be paid by the lessor. In addition, we extended our lease term through February 28, 2010.

Rent expense pertaining to these leases was $717,000 and $640,000 for years ended September 30, 2005 and 2004, respectively.

Years ending September 30,
2006	414,000
2007	423,000
2008	438,000
2009	450,000
2010	190,000

$1,915,000

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

10. Commitments and contingencies (continued):

Cooperative Research and Development Agreement:

In September 2001 Biovest entered into a definitive Cooperative Research and Development Agreement (“CRADA”) with the National Cancer Institute (“NCI”) for the development and ultimate commercialization of patient-specific vaccines for the treatment of non-Hodgkin’s low-grade follicular lymphoma. The terms of the CRADA, as amended, included, among other things, a requirement to pay $0.5 million quarterly to NCI for expenses incurred in connection with the ongoing Phase 3 clinical trials. Since the transfer to Biovest of the IND for development of this vaccine, which occurred in April 2004, these payments to NCI have been reduced to a small fraction of this original obligation (approximately $0.2 million per year). Failure to remit these reduced payments will constitute the Company’s unilateral termination of the CRADA and Biovest will lose the rights to commercialize the results of its collaborative research. We have funded the continuing development costs as described above, including the renovation of our Worcester facility to meet FDA requirements. Successful development of the vaccine, if approved by the FDA, from Phase 3 clinical trials through commercialization will commit Biovest to several years of significant expenditures before revenues will be realized, if ever. The agreement expires in September 2009, but may be unilaterally terminated by either party by giving thirty days written notice. Certain termination costs, as defined in the CRADA, will be the Company’s responsibility if the CRADA is terminated.

The terms of the CRADA provide for the Company to be granted an exclusive option to negotiate with the NCI for a license to commercialize certain intellectual property resulting from the research conducted pursuant to the CRADA. There can be no assurance that research under the CRADA will be successful or, if it is successful, that the Company will be able to negotiate a license on favorable terms. In addition, the Company may not be able to derive any revenue from a license for a number of years.

Food and Drug Administration:

The FDA has extensive regulatory authority over biopharmaceutical products (drugs and biological products), manufacturing protocols and procedures and the facilities in which mammalian proteins will be manufactured. Any new bioproduct intended for use in humans (including, to a somewhat lesser degree, in vivo biodiagnostic products), is subject to rigorous testing requirements imposed by the FDA with respect to product efficacy and safety, possible toxicity and side effects. FDA approval for the use of new bioproducts (which can never be assured) requires several rounds of extensive preclinical testing and clinical investigations conducted by the sponsoring pharmaceutical company prior to sale and use of the product. At each stage, the approvals granted by the FDA include the manufacturing process utilized to produce the product. Accordingly, our cell culture systems used for the production of therapeutic or biotherapeutic products are subject to significant regulation by the FDA under the Federal Food, Drug and Cosmetic Act, as amended (the “FD&C Act”).

Product liability:

The contract production services for therapeutic products offered exposes an inherent risk of liability as the proteins or other substances manufactured, at the request and to the specifications of customers, could foreseeably cause adverse effects. The

Company obtains agreements from contract production customers indemnifying and defending the Company from any potential liability arising from such risk. There can be no assurance, however, that the Company will be successful in obtaining such agreements in the future or that such indemnification agreements will adequately protect the Company against potential claims relating to such contract production services. The Company may also be exposed to potential product liability claims by users of its products. A successful partial or completely uninsured claim against the Company could have a material adverse effect on the Company’s operations.

Legal proceedings:

From time to time the Company is subject to various legal proceedings in the normal course of business. Management believes that these proceedings will not have a material adverse effect on the financial statements.

BIOVEST INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

11. Segment information:

The Company operates in four identifiable industry segments. The Company’s Cell Culture products and services and National Cell Culture Center segments are engaged in the production and contract manufacturing of biologic drugs and cell production for research institutions worldwide. The National Cell Culture Center segment performs the same services; however in connection with the NIH grant. The Instruments and Disposables segment is engaged in the development, manufacture and marketing of patented cell culture systems, equipment and consumable parts to pharmaceutical, diagnostic and biotechnology companies, as well as leading research institutions worldwide and the Therapeutic Vaccine segment, which has no revenues generated to date, is focused on developing a therapeutic vaccine pursuant to the CRADA agreement.

The Company’s facilities and other assets as well as gross margins and expenses are not distinguished among the identifiable segments. Revenue information about the Company’s segments is as follows:

	September 30, 2005
	Cell Culture Products and Services	National Cell Culture Center	Instruments and Disposables	Total
Net revenue	$1,137,000	$894,000	$3,046,000	$5,077,000

	September 30, 2004
Net revenue	$2,265,000	$1,107,000	$2,334,000	$5,706,000

12. Related party transactions:

In connection with a Biovest contract for an unrelated institutional party, Accentia reimbursed Biovest $120,000 for services rendered, which is included in the cell culture products and services segment.

The Company has granted Accentia the right to be the Company’s exclusive commercialization partner and to provide all distribution services worldwide for therapeutic products including all biopharmaceutical products, monoclonal antibodies, peptides, infectious disease and cancer vaccines, autologous cancer vaccines such as for non-Hodgkins lymphoma and renal cell carcinoma, cell-based therapies, stem cells, cytokines, and viruses produced by mammalian cell culture techniques. This agreement covers products currently owned, licensed or being developing and products which may be subsequently acquired or developed during the Agreement. Accentia is required to facilitate the development, regulatory approval, sale, marketing and delivery of products, including but not limited to the patient, end consumer, health care professional, and pharmacy following any required governmental approval. For so long as Accentia owns more than fifty one percent (51%) of our outstanding capital stock, the Company is only obligated to reimburse Accentia for its costs incurred in connection with providing these services. Should Accentia’s ownership drop below fifty one percent (51%) of our outstanding capital stock, the Company has agreed to pay Accentia forty nine percent (49%) of the Net Profit from covered products calculated separately. Net Profit takes into account all revenue from the sale, license, sub-license, joint venture or other receipts from covered products whether collected by Accentia or us. Net Profit is calculated by deducting from revenue all out of pocket costs and expenses incurred by Accentia and us in providing services including, but not limited to, the costs of products and materials, marketing, packaging and shipping, and payments to service providers.

BIOVEST INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2006 (Unaudited)	September 30, 2005 (Audited)
ASSETS
Current assets:
Cash	$101,000	$32,000
Restricted cash	5,070,000	—
Accounts receivable, net of $30,000 allowance for doubtful accounts at June 30, 2006 and September 30, 2005	850,000	531,000
Costs and estimated earnings in excess of billings on uncompleted contracts	72,000	21,000
Inventories	325,000	113,000
Prepaid expenses and other current assets	142,000	54,000

Total current assets	6,560,000	751,000
Property, plant and equipment, net	985,000	874,000
Other assets:
Construction in process	89,000	—
Patents and trademarks, net	386,000	408,000
Deferred financing costs	729,000	—
Goodwill	2,131,000	2,131,000

	$10,880,000	$4,164,000

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

BIOVEST INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Cont’d)

	June 30, 2006 (Unaudited)	September 30, 2005 (Audited)
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt:
Related party	$—	$1,310,000
Other	609,000	3,088,000
Accounts payable (including $0.3 million and $0.3 million due to affiliate at June 30, 2006, and September 30, 2005 respectively)	1,458,000	1,636,000
Customer deposits	82,000	112,000
Accrued liabilities:
Compensation and related taxes	1,082,000	1,146,000
Other	926,000	628,000
Billings in excess of costs and estimated earnings on uncompleted contracts	84,000	48,000
Due to related party	7,069,000	—

Total current liabilities	11,310,000	7,968,000

Long term debt, less current maturities	2,451,000	1,358,000
Derivative liability	307,000	—

Total liabilities	14,068,000	9,326,000

Non-controlling interests in variable interest entities (Note 14)	3,600,000	—
Non-controlling interest in consolidated subsidiary (Note 14)	6,000,000	—
Commitments and contingencies (Note 13 and 14)	—	—
Stockholders’ deficit:
Preferred stock, $.01 par value, 50,000,000 shares authorized; 0 issued and outstanding	—	—
Common stock, $.01 par value, 300,000,000 shares authorized; 70,626,635 and 77,920,763 issued and outstanding at June 30, 2006 and September 30, 2005; respectively	706,000	779,000
Additional paid-in capital	35,059,000	33,384,000
Accumulated deficit	(48,553,000)	(38,643,000)
Stock subscription receivable	—	(682,000)

Total stockholders’ deficit	(12,788,000)	(5,162,000)

	$10,880,000	$4,164,000

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

BIOVEST INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Nine Months Ended June 30, 2006	Nine Months Ended June 30, 2005
Revenues:
Cell culture products and services	$650,000	$318,000	$1,361,000	$954,000
National Cell Culture Center	243,000	239,000	734,000	766,000
Instrument and disposables	1,158,000	920,000	3,315,000	2,367,000

Total revenues	2,051,000	1,477,000	5,410,000	4,087,000

Operating costs and expenses:
Cost of sales	1,149,000	791,000	2,987,000	2,725,000
Inventory write-down	—	—	—	350,000
Research and development	3,048,000	2,603,000	8,389,000	6,853,000
General and administrative	700,000	571,000	2,446,000	1,783,000

Total operating costs and expenses	4,897,000	3,965,000	13,822,000	11,711,000

Loss from operations	(2,846,000)	(2,488,000)	(8,412,000)	(7,624,000)
Other income (expense):
Interest expense, net	(1,272,000)	(93,000)	(1,498,000)	(297,000)

	(1,272,000)	(93,000)	(1,498,000)	(297,000)

Net loss	$(4,118,000)	$(2,581,000)	$(9,910,000)	$(7,921,000)

Net loss per common share:
Basic and diluted	$(0.06)	$(0.05)	$(0.13)	$(0.17)
Weighted average shares outstanding:
Basic and diluted	73,361,988	54,304,877	77,469,259	46,680,839

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

BIOVEST INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE NINE MONTHS ENDED JUNE 30, 2006

(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stock Subscription Receivable	Total
Balances at September 30, 2005	77,920,763	$779,000	$33,384,000	$(38,643,000)	$(682,000)	$(5,162,000)
Collection on stock subscription receivable	—	—	—	—	682,000	682,000
Employee stock-based compensation	—	—	514,000	—	—	514,000
Conversion of accrued expense to equity	800,000	8,000	400,000	—	—	408,000
Conversion of long-term debt to equity	1,669,900	17,000	1,265,000	—	—	1,282,000
Warrants issued for services rendered	—	—	82,000	—	—	82,000
Proceeds from sale of warrants	—	—	4,818,000	—	—	4,818,000
Exercise of stock options	300	—	—	—	—	—
Cashless warrant exercise	235,672	2,000	(2,000)	—	—	—
Repurchase and retirement of stock	(10,000,000)	(100,000)	(5,900,000)	—	—	(6,000,000)
Warrants issued with financing transaction	—	—	498,000	—	—	498,000
Net loss	—	—	—	(9,910,000)	—	(9,910,000)
Balances at June 30, 2006	70,626,635	$706,000	$35,059,000	$(48,553,000)	$—	$(12,788,000)

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

BIOVEST INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended June 30, 2006	Nine Months Ended June 30, 2005
Cash flows from operating activities:
Net loss	$(9,910,000)	$(7,921,000)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation	410,000	317,000
Amortization	22,000	91,000
Write-down of inventory	—	350,000
Employee stock-based compensation	514,000	5,000
Warrants issued for services	41,000	—
Amortization of discounts on notes payable	247,000	37,000
Amortization of deferred loan costs	39,000	—
Warrants issued for guarantees of financing covenants	498,000	—
Changes in cash resulting from changes in:
Accounts receivable	(319,000)	(608,000)
Costs and estimated earnings in excess of billings on uncompleted contracts	(51,000)	73,000
Inventories	(150,000)	(58,000)
Other assets	(47,000)	73,000
Accounts payable and accrued liabilities	199,000	(86,000)
Customer deposits	(30,000)	(33,000)
Billings in excess of costs and estimated earnings on uncompleted contracts	36,000	(104,000)

Net cash flows used in operating activities	(8,501,000)	(7,864,000)

Cash flows from investing activities:
Purchase of property and equipment	(672,000)	(179,000)
Deposit of restricted cash	(7,869,000)	—
Release of restricted cash	2,799,000	—

Net cash flows used in investing activities	(5,742,000)	(179,000)

Cash flows from financing activities:
Repayment of notes payable and long-term debt	(597,000)	(230,000)

Proceeds from stock subscription receivable	682,000	8,031,000
Advances from Accentia, net	3,328,000	—
Proceeds from long term debt	8,067,000	—
Repurchase of stock	(6,000,000)	—
Proceeds from exercise of stock option	—	150,000
Payment of deferred financing costs	(768,000)	—
Proceeds from non-controlling-interest investment in variable interest entity	3,600,000	—
Proceeds from non-controlling interest in consolidated subsidiary	6,000,000	—

Net cash flows from financing activities	14,312,000	7,951,000

Net change in cash	69,000	(92,000)

Cash at beginning of period	32,000	204,000

Cash at end of period	$101,000	$112,000

Supplemental disclosure of cash flow information:
Non-cash financing:
Issuance of Common Stock to retire convertible debt (Note 8)	$1,282,000	—
Issuance of Warrant (Discount on Note payable) (Note 3)	4,818,000	—
Stock issued for payment of accrued expenses	408,000	—
Transferred fixed assets to inventory, net	62,000
Cash paid for interest during period:	$118,000	$189,000

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

BIOVEST INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Description of the company:

Biovest International, Inc. (the “Company” or “Biovest”) is a biotechnology company focused on the development of a personalized therapeutic anti-cancer vaccine for the treatment of low-grade Follicular Lymphoma (FL), which is named BiovaxID™. FL is a deadly cancer of the white blood cells. This therapeutic vaccine is currently in a pivotal Phase 3 clinical trial. In September 2001, the Company entered into a Cooperative Research and Development Agreement (CRADA) with the National Cancer Institute (“NCI”) regarding the development of this therapeutic vaccine. In April 2004, the Investigational New Drug application (“IND”) for BiovaxID was transferred to the Company from the NCI. The Company has recently augmented its plans with respect to its Phase 3 clinical trial and planned commercialization expenditures. See FN 3 “Liquidity and management plans.”

The Company has developed an automated cell culture instrument, called AutovaxID™, which reduces the manpower and production space requirements and costs associated with the production of monoclonal antibodies, a critical step in the production of personalized therapeutics and vaccines. This instrument will facilitate more efficient commercial production of

BiovaxID following approval of the vaccine, if and when it is obtained. The Company has been informed that no further FDA review or approval is required to market the AutovaxID instruments and anticipates commercially marketing the automated instrument in late calendar 2006, with delivery of instruments in early calendar 2007.

The Company manufactures instruments and disposables used in hollow fiber production of cell culture products. Hollow fiber cell culture products and instruments are used by biopharmaceutical and biotech companies, medical schools, universities, research facilities, hospitals and public and private laboratories. The Company produces mammalian and insect cells, monoclonal antibodies, recombinant and secreted proteins and other cell culture products using the unique capability, expertise and proprietary advancements in cell production process known as hollow fiber perfusion. Prior to September 2005, we were designated as the National Cell Culture Center (“NCCC”) under a grant from the National Institutes of Health and from September 2005 through June 30, 2006, we continued to provide the same services under an interim grant. We are discontinuing activities as the designated NCCC and we plan to integrate these activities into our commercial contract manufacturing business.

2. Significant accounting policies:

Basis of presentation:

The accompanying unaudited condensed financial statements have been derived from unaudited interim financial information prepared in accordance with the rules and regulations of the Securities and Exchange Commission for quarterly financial statements. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. The interim financial statements of the Company, in the opinion of management, include all normal and recurring adjustments necessary for a fair presentation of results as of the dates and for the periods covered by the interim financial statements.

Operating results for the three and nine months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire fiscal year. For further information, refer to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2005.

Goodwill:

Goodwill is tested for impairment annually or whenever there is an impairment indicator. The Company has not recorded any impairment losses as a result of these evaluations.

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Loss per common share:

Basic loss per share of common stock is computed by dividing net loss by the weighted average number of outstanding common shares. Diluted loss per common share is computed by dividing net loss by the weighted average number of outstanding common shares and common share equivalents relating to stock options and warrants, when dilutive. (See Note 10 for additional information.)

Consolidation policy:

The consolidated financial statements represent the consolidation of wholly-owned companies and interests in joint ventures where the Company has a controlling financial interest or has been determined to be the primary beneficiary under Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The 2006 condensed consolidated financial statements include Biovest International, Inc., and its wholly owned subsidiary Biovax, Inc.; and certain variable interest entities of the company, Biovax Investments LLC, and Telesis CDE Two LLC; and Biolender LLC, due to the Company’s controlling financial interest. All significant inter-company balances and transactions have been eliminated.

Stock-based compensation:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“FAS 123(R)”) using the modified-prospective-transition method. Under this transition method, compensation cost in 2006 includes cost for options granted prior to but not vested as of December 31, 2005, and options vested in 2006. Therefore results for prior periods have not been restated.

The adoption of SFAS No. 123(R) lowered net income by approximately $0.5 million for the nine months ended June 30, 2006, compared to continued accounting for share-based compensation using the intrinsic value method under APB No. 25, Accounting For Stock Issued to Employees.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 during the period ended June 30, 2005. For the purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options vesting periods. Unvested stock-based compensation as of June 30, 2006 was $0.9 million, which will be expensed through March, 2008.

	Three Months Ended, June 30, 2005	Nine Months Ended, June 30, 2005
Net loss, as reported	$(2,581,000)	$(7,921,000)

Employee stock-based compensation, as reported	$2,000	$5,000

Employee stock-based compensation under fair value method	$(55,000)	$(165,000)

Pro-forma net loss under fair value method	$(2,634,000)	$(8,081,000)

Basic net loss per share, as reported	$(.05)	$(.17)

Pro-forma net loss per share under fair value method	$(.05)	$(.17)

Revenue recognition:

Instruments and disposables sales are recognized in the period in which the applicable products are delivered. The Company does not provide its customers with a right of return; however, deposits made by customers must be returned to customers in the event of non-performance by the Company.

Cell culture contract revenues are recognized based upon the percentage of completion method, whereby revenues are recorded based upon the percentage of actual costs incurred to date of total estimated contract costs. Contract costs related to cell culture production include all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as indirect labor, insurance, supplies and tools. We believe that actual costs incurred in contract cell production services is the best indicator of the performance of the contractual obligations, because the costs relate primarily to the amount of labor incurred to perform such services. The deliverables inherent in each of our cell culture production contracts are not output driven, but rather driven by a pre-determined production run. The duration of our cell culture production contracts range typically from 2 to 14 months.

3. Liquidity and management plans:

During the nine months ended June 30, 2006 the Company incurred a net loss of approximately $9.9 million. At June 30, 2006 the Company had an accumulated deficit of approximately $48.5 million and working capital deficit of approximately $4.8 million. The Company has been meeting its cash requirements through proceeds from its cell culture and instrument manufacturing activities, various financing transactions, the use of cash on hand, short-term borrowings (primarily from affiliates), the collection of and advances on the Accentia Biopharmaceuticals, Inc. (“Accentia”) stock subscription receivable and inter-company demand loans from Accentia Biopharmaceuticals, Inc. (“Accentia”) as discussed below, and by managing its accounts payable. The Company’s auditors issued a “going concern” opinion on the financial statements for the year ending September 30, 2005, citing significant losses and working capital deficits at that date, which raised substantial doubt about the Company’s ability to continue as a going concern.

Advances to us by Accentia

During the nine months ended June 30, 2006, the Company received the balance of $0.7 million in stock subscription receivable which fulfilled the total amount required to be paid in connection with the Accentia Investment Agreement. Inter-company demand loans from Accentia, which at June 30, 2006 had an outstanding balance of $7.1 million, consists of cash loans, payments directly to third parties and allocated inter-company expenses, accrued interest of $0.2 million, and amounts owed in connection with the conversion of notes outstanding at the time of Accentia’s initial investment in June 2003, as described below. The $7.1 million balance of the inter-company loans is represented by two secured promissory demand notes. During the three months ended June 30, 2006, the Company made a net repayment of $1.1 million under the demand loan.

Conversion of convertible notes to Accentia Common Stock

During the first three months of fiscal 2006, the holders of $1.0 million of convertible debentures issued by the Company prior to June 2003 converted $1.0 million in principal and $0.3 million in accrued interest due under the convertible debentures in 2006 and 2007, into 1.7 million shares of the Company’s common stock. In addition, $3.0 million of other convertible debentures issued by the Company prior to June 2003, together with $0.7 million in accrued interest, were converted in accordance with their terms into 494,030 shares of Accentia common stock. As a result of the terms of the Accentia Investment Agreement, Accentia is due $3.7 million which is included in the total indebtedness of $7.1 million.

Laurus Financing

On March 31, 2006, the Company closed a financing transaction with Laurus Master Fund, Ltd (“Laurus”), a Cayman Islands corporation, whereby Laurus purchased from the Company a secured promissory note in the principal amount of $7.8 million and a warrant to purchase up to 18,087,889 shares of the Company’s common stock at an exercise price of $.01 per share. The proceeds of the transaction were placed in a restricted account requiring Laurus’ consent before release and is intended to be used in connection with New Market Tax Credit (“NMTC”) related financings. On April 26, 2006, $2.5 million of the restricted funds was released in connection with the first NMTC transaction and on August 2, 2006, the Company along with its wholly-owned subsidiary, Biovax, Inc., entered into an Amendment and Consent to Release (the “Amendment”) with Laurus Master Fund, Ltd. (“Laurus”). The Amendment amends the Restricted Account Agreement and Side Letter Agreement entered into by the Company and Laurus on March 31, 2006 (the “Agreements”) to permit the release to the Company from the Restricted Account of the sum of $2,500,000 (the “Release”) prior to the satisfaction of the preconditions for such Release as set forth in the Agreements. The Amendment further sets forth commitments on the part of the Company and outlines corresponding events of default related to those commitments with regard to consummation of New Market Tax Credit enhanced financings and the use of the proceeds being released. In accordance with the terms of the Amendment, the sum of $2.5 million was released from the Restricted Account to the Company on August 2, 2006.

Phase 3 Clinical Trial and planned commercialization expenditures

Continued development activities related to BiovaxID, including the Phase 3 clinical trials, are expected to result in substantial, and potentially increasing, expenditures over the next several years before any revenues from this product development materialize. While the Company pursues FDA approval of BiovaxID, the Company plans to make significant investments in laboratory equipment, including the development of automated cell production instruments, and potentially space and related capability necessary to support commercial vaccine production requirements anticipated upon FDA approval of BiovaxID. The Company has filed an amendment to the trial Protocol with the FDA covering its Phase 3 clinical trial to expand the trial to include patients who receive initial passive immunotherapy treatment including Rituxan ®, and has added a number of Clinical Trial sites in Ukraine and Russia in order to significantly accelerate patient accrual in the Clinical Trials. The Company anticipates that expenditures related to vaccine and equipment development and commercialization will increase significantly over those experienced in the past. The Company’s inability to continue its Phase 3 clinical trials would have a material adverse effect on the Company. The Company’s inability to obtain required funds or any substantial delay in obtaining required funds would have a material adverse effect on the ability to continue to develop BiovaxID and prepare for its planned commercialization.

In addition, we plan to establish a manufacturing facility in late calendar 2006 for the commercial production of our AutovaxID instruments, which will potentially produce revenues in calendar 2007. This will entail the expenditure of significant sums in leasehold improvements, construction, equipment, and personnel costs, in advance of any revenues from commercial sale of AutovaxID instruments. The Company’s inability to obtain required funds or any substantial delay in obtaining required funds would have an adverse effect on the ability to commercialize the AutovaxID instruments.

Additional expected financing activity

Management expects to continue to meet its cash requirements through the use of cash on hand, short-term borrowings, debt and equity financings, strategic transactions such as collaborations and licensing, and by managing its accounts payable. While Accentia may make additional advances in the exercise of its discretion, Accentia has advised the Company that it expects the Company to seek and rely upon third party debt and equity financings to support its ongoing financial requirements. Accentia has advanced all payments required under its investment agreement obligation of $20 million. Additionally, Accentia has loaned the Company or otherwise paid on our behalf an additional $7.1 million through June 30, 2006, through the inter-company demand loans discussed above. Our ability to continue present operations and meet obligations for vaccine development under the CRADA agreement is dependent upon the Company’s ability to obtain significant external funding. Additional sources of funding have not been established; however, additional financing is currently being sought by the Company from a number of sources other than Accentia, including the sale of equity or debt securities, strategic collaborations, recognized research funding programs, as well as domestic and/or foreign licensing of our vaccine. Management is currently in the process of exploring various financing alternatives, and has hired an investment banking firm to assist in these efforts. There can be no assurance that we will be successful in securing such financing at acceptable terms, if at all. If adequate funds are not available from the foregoing sources, or if the Company determines it to otherwise be in the Company’s best interest, the Company may consider additional strategic financing options, including sales of assets or business units that are non-essential to the ongoing development or future commercialization of BiovaxID and AutovaxID, or the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs or curtail some of its commercialization efforts.

4. Concentrations of credit risk and major customer information:

The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. Four customers accounted for 16%, 16%, 14% and 14% of revenues for the three months ended June 30, 2006, while one customer accounted for 23% of revenues and 14% of trade accounts receivable for the nine months ended June 30, 2006. Two additional customers accounted for 14% and 16% of the trade accounts receivable balance at June 30, 2006.

A significant amount of the Company’s revenue has been derived from export sales. The Company’s export sales were 37% and 25% of revenues for the three and nine months ended June 30, 2006 respectively, compared to 38% and 40% for the same period in 2005. For the three months ended June 30, 2006, two country’s sales accounted for 16% and 14% of total revenue, while no single foreign country had sales in excess of 10% of revenues for the three months ended June 30, 2005. For the nine months ended June 30, 2006, no single country’s sales exceeded 10% of revenues, compared to the same period in fiscal 2005 whereby two countries’ sales accounted for 13% and 12% of total revenues, respectively.

5. Inventories:

Inventories consist of the following at June 30, 2006 and September 30, 2005:

	June 30, 2006 (Unaudited)	September 30, 2005
Finished goods	33,000	$35,000
Work-in-process	131,000	36,000
Raw materials	161,000	42,000

	$325,000	$113,000

6. Restricted cash:

Restricted cash consists of proceeds from the Laurus transaction discussed in Notes 3 and 8. Such proceeds are being held in a restricted account and is anticipated to be used primarily in connection with or furtherance of additional NMTC transactions

7. Property and Equipment:

At June 30, 2006 and September 30, 2005, property and equipment consisted of the following:

	June 30, 2006 (Unaudited)	September 30, 2005
Furniture and fixtures	$75,000	$69,000
Leasehold improvements	887,000	491,000
Machinery and equipment	1,432,000	1,574,000
Less accumulated depreciation and amortization	(1,409,000)	(1,260,000)

	$985,000	$874,000

8. Long-term debt:

Long-term debt consists of the following at June 30, 2006:

Note payable, Laurus Master Fund, $5,000,000 face value, prime rate (8.0% at June 30, 2006) non-amortizing note payable, secured by restricted cash in escrow, due March 31, 2009*	$1,905,000
Note payable, Laurus Master Fund, $2,799,000 face value, variable rate (10.0% at June 30, 2006) amortizing note payable due in monthly payments through March 31, 2009*	713,000
Notes payable, interest at 10%; due in 2006; convertible into common stock at $1.00 per share.	131,000
Other	88,000
Note Payable, other (note 13)	158,000
Long-term accrued interest	65,000

3,060,000
Less current maturities	(609,000)

Long-term portion of notes payable	$2,451,000

*	These notes are collateralized by all cash, restricted cash, accounts receivable, inventory, fixed assets and other assets. The notes also contain certain restrictive covenants. As of June 30, 2006, the Company was in compliance with these covenants.

Future maturities of long-term debt are as follows as of June 30, 2006:

Years ending June 30,
2007	$1,322,000
2008	1,134,000
2009	5,785,000

8,241,000
Less unamortized discount	(5,181,000)

$3,060,000

Convertible Debt and Related Party Transactions:

As of December 1, 2005, nine convertible note holders converted $1.0 million in principal and $0.3 million in accrued interest under convertible debentures into 1.7 million shares of the Company’s common stock, and five note holders elected to convert $3.0 million in principal and $0.7 million in accrued interest into 494,031 shares of Accentia common stock. As a result of the conversion into shares of the Company’s common stock, $1.3 million was credited to stockholders’ equity. As a result of the conversion to Accentia common stock, the Company has incurred a liability which is treated as a portion of the of $7.1 million which is reflected in Due to Related Party in the accompanying June 30, 2006 balance sheet.

Laurus Master Fund:

On March 31, 2006, the Company issued a face value $7.8 million Secured Promissory Note and warrants to acquire 18,087,889 shares of the Company’s common stock to Laurus Master Fund for net proceeds of $7.5 million. Proceeds from the financing are required to be held in a restricted account (carried as restricted cash) until release by the creditor in its discretion. The restricted cash is anticipated to be used in connection with or to facilitate the additional NMTC Financing Arrangements being sought by the Company (See Note 14) and other allowable purposes. Until such release, the creditor’s recourse is solely to the escrow fund. In addition, principal payments are not required until release. Unreleased funds are referred to as the non-amortizing balance. Released funds are referred to as amortizing balances. The Company allocated the proceeds from the financing arrangement between the debt and warrants on a relative fair value basis; the proceeds allocated to the warrants ($4.8 million) were recorded in stockholders’ equity. The proceeds allocated to the debt instrument resulted in a discount that is being amortized through periodic charges to interest expense using the effective method. Amortization of the debt discount amounted to $0.2 million for the three and nine months ended June 30, 2006.

On April 25, 2006, the creditor released $2.5 million to the Company in connection with the a financing transaction by the Company which was enhanced by a NMTC Financing Arrangement (See Note 14). The note payable provides for monthly payment provisions, a variable interest feature that includes a cap of 9.0% and a default put at 130% of face value for certain contingent events, including service defaults and changes in control, for the amortizing portion of the arrangement; these features are not present for unreleased, non-amortizing balances. The Company evaluated all terms and conditions of the amortizing notes for indications of embedded derivative financial instruments. While the interest rate cap was found to be clearly and closely related to the host instrument, the Company determined that the default put did not meet the clearly and closely related criteria as provided in FASB 133 Derivative Financial Instruments. Accordingly, upon release of funds underlying the first tranche, the Company reclassified an amount of $0.3 million which represents the estimated fair value of the default put liability. The default put liability is initially and subsequently carried at fair value with changes recorded in income. The Company reviewed the fair value of the default put liability at June 30, 2006, and no charges to income were deemed necessary. As additional tranches are released in future periods, the Company will be required to recognize the default put liability associated with each release of funds.

9. Income taxes:

No provision for income taxes has been recorded for the three and nine months ended June 30, 2006 and 2005 due to the losses incurred during the periods. At June 30, 2006, the Company has net operating loss carry forwards of approximately $36.7 million available to offset future taxable income, which will begin to expire in 2020.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company has recorded a deferred tax asset valuation allowance of approximately $14.2 million, which fully offsets all deferred tax assets.

10. Loss per common share:

The Company had net losses for all periods presented. Diluted loss per share assumes conversion of all potentially dilutive outstanding common stock options and warrants, and convertible securities. Potential common shares outstanding are excluded from the calculation of diluted loss per share if their effect is anti-dilutive. As such, dilutive loss per share is the same as basic loss per share for all periods presented as the effect of all options outstanding is anti-dilutive.

The following table sets forth the calculations of basic and diluted loss per share:

	Three months ended June 30,		Nine months ended June 30,
	2006	2005	2006	2005
Numerator:
Net loss	$(4,118,000)	$(2,581,000)	$(9,910,000)	$(7,921,000)
Denominator:
For basic and diluted loss per share – weighted average shares	73,361,988	54,304,877	77,469,259	46,680,839
Net loss per share, basic and diluted	$(.06)	(.05)	$(.13)	$(.17)

The effect of common stock equivalents are not considered in the calculation of diluted loss per share because the effect would be anti-dilutive. They are as follows at June 30, 2006:

Options and warrants to purchase common stock including potential exercise of Accentia’s first right of refusal	29,552,346
Shares issuable for convertible debt including potential exercise of Accentia’s first right of refusal	719,405

11. Due to Related Party:

Due to Related Party includes two secured promissory demand notes issued to Accentia Biopharmaceuticals, Inc., bearing interest at prime rate. As of June 30,2006, Due to Related Party consisted of the following:

Working capital cash advances, allocated inter-company charges, and accrued interest	$3,328,000
Amounts due associated with conversion of notes payable into Accentia stock	3,741,000

$7,069,000

12. Segment information:

The Company operates in four identifiable industry segments. The Company’s Cell Culture products and services and National Cell Culture Center segments are engaged in the production and contract manufacturing of biologic drugs and cell production for research institutions worldwide. The National Cell Culture Center segment performs the same services, but only in connection with the NIH grant. The Instruments and Disposables segment is engaged in the development, manufacture and marketing of patented cell culture systems, equipment and consumable parts to pharmaceutical, diagnostic and biotechnology companies, as well as leading research institutions worldwide. The Therapeutic Vaccine segment, which has generated no revenues to date, is focused on developing BiovaxID, as described earlier.

The Company’s facilities and other assets as well as gross margins and expenses are not distinguished among the identifiable segments. Revenue information about the Company’s segments for the respective periods are as follows:

	Three Months ended June 30,		Nine Months ended June 30,
	2006	2005	2006	2005
Cell Culture Products and Services	$650,000	$318,000	$1,361,000	$954,000
National Cell Culture Center	243,000	239,000	734,000	766,000
Instruments and Disposables	1,158,000	920,000	3,315,000	2,367,000

Total revenues	$2,051,000	$1,477,000	$5,410,000	$4,087,000

13. Commitments and contingencies:

Legal proceedings:

The Company is not a party to any material legal proceedings, and management is not aware of any threatened legal proceedings, that could cause a material adverse impact on the Company’s business, assets, or results of operations. However, from time to time the Company is subject to various legal proceedings in the normal course of business, some of which is covered by insurance. Management believes that these proceedings will not have a material adverse effect on the financial statements.

14. New Market Tax Credit Financing and variable interest entities

On April 25, 2006, the Company, through its wholly-owned subsidiary, Biovax, Inc. (“Biovax”) became the recipient of $3.0 million in net-funds under a qualified New Market Tax Credit Program (“NMTC”). The NMTC was provided for in the

Community Renewal Tax Relief Act of 2000 (the “Act”) and is intended to induce investment capital in underserved and impoverished areas of the United States. The Act permits taxpayers (whether companies or individuals) to claim credits against their Federal income taxes for up to 39% of qualified investments in qualified, active low-income businesses or ventures. Biovax is a qualified, active low-income business and is eligible to receive investment capital under the NMTC.

NMTC investments are made through Community Development Entities (“CDE”); such entities are qualified for this purpose through the U.S. Department of the Treasury. The CDE investor in the Company’s financing arrangement is Telesis CDE II, LLC. Telesis CDE II, LLC is managed and partially owned (0.01%) by Telesis CDE Corporation, which is a private financial institution. The remaining equity interest in Telesis CDE II, LLC (99.99%) is owned by Biovax Investments, LLC (the “Fund”), a company established for the purpose of facilitating this NMTC financing arrangement. The Fund equity is owned 99.99% by US Bancorp and 0.01% by Telesis CDE Corporation.

The fund was capitalized with $3.6 million equity from US Bancorp and a nominal equity investment by Telesis CDE Corporation. In addition, the Company and its Parent Company (Accentia Biopharmaceuticals, Inc.), through a consolidated subsidiary, loaned $8.5 million to the Fund pursuant to a 5.18%, annual rate, senior-secured, convertible note receivable, due in seven and one-half years. The note is convertible at the option of the Fund into shares of the Company’s common stock at a price based upon trading market prices of the Company’s common stock near the maturity date in seven and one-half years. These proceeds received by the Fund from the aforementioned financing transactions were used to make a contemporaneous 99.99% equity investment in Telesis CDE II, LLC ($12.0 million) and payment for associated management, legal and accounting fees ($0.1 million).

Telesis CDE II, LLC, upon receipt of its equity funding, contemporaneously issued $11.5 million to Biovax for a 1.0% convertible promissory note payable, due in seven and one-half years. The convertible promissory note is convertible into common stock at the option of Telesis CDE II, LLC within 5 days of the maturity date at a conversion price equaling the then trading market price of the common stock. The overall arrangement provides that in the event Telesis CDE II, LLC converts the note payable, the aforementioned note receivable is subject to immediate conversion at the same conversion price. The Company also issued to Telesis CDE Corporation warrants to purchase 1.2 million shares of the Company’s common stock over a period of nine-years at a fixed price of $1.30 and warrants to purchase 0.2 million shares of Accentia’s common stock over a period of seven years at a fixed price of $9.00.

14. New Market Tax Credit Financing (continued):

Other salient terms and conditions of the NMTC financing arrangement are as follows:

1.	The tax credits arising from this transaction were fully assigned to US Bancorp. The Company, its subsidiaries and certain related parties (also see 3, below) have entered into an indemnification agreement directly with US Bancorp that provides for indemnification in the event of tax credit recapture from events caused by the Company. Examples of events that would cause recapture are relocation out of the qualified zone or disqualification from changes in Biovax’s employment mix. An example of an event that would not cause a recapture is changes in the Internal Revenue Code that results in such recapture. The total indemnification amount could be $4.7 million (representing 39% of the $12.0 million qualified investment). However, in accordance with Financial Interpretation 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of the Indebtedness of Others, the conditions and events that could result in recapture are within the Company’s control. Therefore, the financial statements do not reflect a liability for this potential liability.

2.	In connection with the NMTC financing, the Company and US Bancorp entered into a put option wherein US Bancorp will have the right to put its investment in the Fund to the Company near the maturity of the instruments at a price of $180,000. The counterparties also extended a purchase option to the Company to purchase US Bancorp’s interest in the fund near the maturity date at fair value. These instruments were evaluated pursuant to the provisions of FAS133 and it was concluded that the put liability required recognition in the Company’s financial statements because it is highly probable that, upon maturity, US Bancorp will put its investment in the Fund to the Company.

3.	The Company, its subsidiaries and certain related parties have entered into a guarantee arrangement with Telesis CDE II, Inc. for the debt service of Biovax. In addition, Accentia has partially guaranteed debt service with limitations established at no greater than $60,000 each year the instrument is outstanding. The Company issued warrants to purchase 1.0 million shares of common stock to the related parties as compensation for their guarantees. The guarantees were treated in a manner similar to contributed service and the fair value of the warrants issued for consideration was charged to expense upon issuance.

Accounting for the NMTC financing arrangement:

The Company evaluated the structure of the NMTC financing arrangement and entities so involved under the context of FIN46. FIN46 provides a framework for determining whether certain entities should be consolidated (irrespective of equity ownership) based upon a variable interests model. This model determines the control and consolidation based upon potential variability in gains and losses of the entity being evaluated for consolidation. Generally, a variable interest holder that absorbs a majority of the entity’s expected losses, if they occur, receives a majority of the entity’s expected residual return, if they occur, or both is identified as the primary beneficiary for consolidation purposes.

The Company concluded that the Fund and Telesis CDE II, LLC met the definition of variable interest entity. However, for the Company to be required to apply the provisions of the Interpretation, it must have a variable interest in the entity. Variable interests in a variable interest entity are contractual, ownership or other money interests in an entity that change with changes in the value of the net assets of the entity. The following table illustrates the variable interests have been identified in each of the entities considered by the Company and the related holder:

Variable Interest Holder	Variable Interests Fund	Variable Interests Telesis CDE II, LLC

Biovest and its Related Parties	Senior beneficial interest Guaranty Agreement Indemnification Agreement Put (VIE Equity) Call (VIE Equity)	Senior beneficial interest Guarantee Agreement Call (Biovest Equity)

Fund		VIE Equity (99.9%)

US Bancorp	VIE Equity (99.9%)	Tax Credit Rights

Biovest Investment Corp.	VIE Equity (0.01%)

Telesis CDE, Inc.		VIE Equity (0.01%)

The above table illustrates the weight of the variable interests that are held by the Company. In addition, in performing quantitative valuation, the Company afforded significant weight to the guarantee agreement, indemnification and put feature, the preponderance of which limit the equity investor’s risk of loss on the venture. In evaluating both qualitative and quantitative considerations, the Company has concluded that its variable interests in the entity absorb most of the entities’ losses and should, therefore, consolidate the entities under the scope of FIN46.

Assets of $12.1 million and liabilities of $8.5 million of the variable interest entities identified above, are limited to the instruments referred to in the description of the NMTC financing arrangement above. In accordance with consolidation principles, these assets and liabilities are eliminated in consolidation leaving the non-controlling interests of US Bancorp and Telesis CDE Corporation reflected on the Company’s June 30, 2006 balance sheet as non controlling interests in variable interest entities. The warrants issued to Telesis CDE Corporation are reflected as an equity financing cost in stockholders’ equity at their fair value. The warrants issued to the guarantors were expensed based upon their fair values. All intercompany accounts will continue to be eliminated so long as (i) the entities meet the definition of variable interest entities and (ii) the Company is the primary beneficiary.

15. Subsequent events:

Amendment and Consent to Release Restricted Cash

On August 2, 2006, the Company along with its wholly-owned subsidiary, Biovax, Inc., entered into an Amendment and Consent to Release (the “Amendment”) with Laurus Master Fund, Ltd. (“Laurus”). The Amendment amends the Restricted Account Agreement and Side Letter Agreement entered into by the Company and Laurus on March 31, 2006 (the “Agreements”) to permit the release to the Company from the Restricted Account of the sum of $2.5 million (the “Release”) prior to the satisfaction of the preconditions for such Release as set forth in the Agreements. The Amendment further sets forth commitments on the part of the Company and outlines corresponding events of default related to those commitments with regard to consummation of NMTC enhanced financings and the use of the proceeds being released. In accordance with the terms of the Amendment, the sum of $2.5 million was released from the Restricted Account to the Company on August 2, 2006.

New Subsidiary

On August 7, 2006, the Company formed a new wholly-owned subsidiary corporation called AutovaxID, Inc., which is incorporated in the State of Florida and is additionally qualified to do business in the states of Minnesota and Missouri. The Company anticipates that this subsidiary may potentially be used to conduct the business of manufacturing and commercially distributing the Company’s AutovaxID instruments in the future.

Option Grants

On October 19, 2006, the Company issued the following option grants for service in Fiscal Year 2006 to each of its Directors pursuant to the Directors’ Compensation policy:

Steven R. Arikian, M.D.(Chairman)	75,000 options
Martin G. Baum	60,000 options
Christopher C. Chapman, M.D.	60,000 options
Nicholas J. Leb	60,000 options
Raphael J. Mannino, Ph.D.	75,000 options
Peter J. Pappas	60,000 options
Jeffrey A. Scott, M.D.	105,000 options
Robert D. Weiss	150,000 options
John Sitilides	90,000 options

These options were granted pursuant to the Biovest 2000 Stock Option Plan and are immediately vested and exercisable at a price of $1.13 per share (110% of closing market price as of October 19, 2006), with a ten-year term.

Restructuring

On October 31, 2006, the Company entered into a series of agreements with Accentia Biopharmaceuticals, Inc. (“Accentia”), its parent corporation, providing for the restructuring of certain material terms of the relationship between the two companies. The restructuring was proposed by the Company in order to better position the Company for independent financing. These material terms of these agreements are summarized as follows:

•	The Company and Accentia entered into a Royalty Agreement that terminated and superseded the Biologics Products Commercialization Agreement (the “Biologics Commercialization Agreement”), dated August 17, 2004, between the two companies. The Biologics Commercialization Agreement had provided that Accentia was the exclusive commercialization partner for the Company’s biologic products and was entitled to 49% of the Company’s net profits from the sale of biologic products. Net revenue as used in the Biologics Commercialization Agreement included all receipts from the sale, license, sub-license, joint venture or other receipts from each Company biologic product less all expenses including the costs of product acquisition, research, manufacture, sales, distribution, commercialization and governmental regulation. The new Royalty Agreement provides that Accentia is no longer the Company’s exclusive commercialization partner and replaces the share of net profits with a 19.5% royalty based on net sales of biologics products. The products and territory subject to the Royalty Agreement remain identical to those terms as previously contained in the Biologics Commercialization Agreement. In consideration for Accentia entering into this Royalty Agreement, the Company agreed to issue to Accentia five million new shares of the Company’s common stock, representing the independently appraised value to the Company of the new agreement.

•	The Company and Accentia entered into a Termination Agreement under which Accentia agreed to immediately terminate its absolute anti-dilution rights that were granted to Accentia pursuant to the First Right of Refusal Agreement dated June 16, 2003 with the Company. In consideration of Accentia’s termination of the First Right of Refusal Agreement, Biovest issued to Accentia five million additional new shares of the Company’s common stock.

•	The Company and Accentia entered into a Purchase Agreement whereby the Company purchased Accentia’s 70.5% ownership interest in Biolender, LLC (“Biolender”). Biolender is the entity that was formed by Accentia and the Company to participate in the Company’s New Market Tax Credit enhanced financing that closed on April 25, 2006. In consideration of the sale of this interest in Biolender, the Company agreed to issue to Accentia ten million additional new shares of the Company’s common stock, representing the negotiated value of the purchased interest.

•	In order to consummate the foregoing transactions, the Company and Accentia were required to obtain the consent of the Company’s senior lender, Laurus Master Fund, Ltd. (“Laurus”), under the Company’s loan agreement with Laurus. In consideration for providing such consent, the Company and Accentia entered into an agreement with Laurus pursuant to which Laurus consented to the above-described agreements and Accentia issued to Laurus a warrant to purchase 10 million outstanding shares of the Company’s common stock owned by Accentia at an exercise price of $.01 per share. The warrant expires in October 2012.

Options to New Director

On November 2, 2006, the Company issued to Ronald Osman, its newly-appointed Director, options to purchase 60,000 shares of the Company’s common stock pursuant to the Directors’ Compensation policy. These options were granted pursuant to the Biovest 2000 Stock Option Plan and are immediately vested and exercisable at a price of $1.05 per share (110% of closing market price as of November 2, 2006), with a ten-year term.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers

Our Amended Certificate of Incorporation and Bylaws provide that we shall indemnify, to the full extent authorized by Sections 102(b)(7) and 145 of the General Corporation Law of the State of Delaware, any person with respect to any civil, criminal, administrative or investigative action or proceeding instituted or threatened by reason of the fact that he, his testator or intestate, is or was a director or officer of our company or any predecessor of our company, is or was serving at the request of our company or a predecessor of our company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

Section 145 of the General Corporation Law of the State of Delaware authorizes the indemnification of directors and officers against liability incurred by reason of being a director or officer and against expenses (including attorneys fees) in connection with defending any action seeking to establish such liability, in the case of third-party claims, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and if such officer or director shall not have been adjudged liable for negligence or misconduct, unless a court otherwise determines. Indemnification is also authorized with respect to any criminal action or proceeding where the officer or director had no reasonable cause to believe his conduct was unlawful.

In accordance with Section 102(b)(7) of the General Corporation Law of the State of Delaware, our Amended Certificate of Incorporation eliminates the personal liability of directors to us and to stockholders for monetary damage for violation of a director’s fiduciary duty of care. Our Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, and further provide for advancement of expenses to directors and officers prior to final disposition of a matter unless a quorum of disinterested directors (or independent legal counsel if such a quorum is unobtainable or such a quorum so directs) determines, based on the facts then available, that (a) such director or officer acted in bad faith or deliberately breached his duty to us or our stockholders and (b) as a result of such actions, it is more likely than not that it will be ultimately determined that such director or officer is not entitled to indemnification. Our Bylaws, as amended, provide that such indemnification is not exclusive of indemnification pursuant to indemnification agreements with any of its directors and officers or otherwise.

We also maintain a policy of directors’ and officers’ liability insurance to indemnify our directors and officers with respect to actions taken by them on our behalf.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 25.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses relating to this registration of our common stock. All amounts are estimates, except for the Securities and Exchange Commission registration fee. All of these costs and expenses will be borne by the registrant.

Securities and Exchange Commission filing fee	$2,119
Printing and engraving expenses	20,000
Accountants’ fees and expenses	18,000
Legal fees and expenses	30,000
Miscellaneous	0

Total	$70,119

Item 26.	Recent Sales of Unregistered Securities

We have issued the following securities within the past three years without registering the securities under the Securities Act of 1933:

1. On November 30, 2004, we amended our Certificate of Incorporation and increased our authorized capital stock from 60,000,000 shares (50,000,000 shares of common stock, $0.01 par value and 10,000,000 shares of preferred stock, $0.01 par value) to 350,000,000 shares (300,000,000 shares of common stock, $0.01 par value and 50,000,000 shares of preferred stock, $0.01 par value).

2. In January, 2005, we issued 16,043,772 shares of common stock to our parent, Accentia Biopharmaceuticals, Inc. (“Accentia”), in conversion of all shares of preferred stock previously issued to Accentia, and all outstanding preferred stock was thus canceled. This issuance was exempt from registration.

3. On June 1, 2005, we issued 300,000 shares of common stock to Julian Casciano, a former employee, as the result of an option exercise.

4. On June 27, 2005, we issued 1,278,947 shares of our common stock to our parent company, Accentia, as a result of its exercise of its first right of refusal in connection with the issuance described in number 3 above.

5. On September 30, 2005, we entered into agreements with thirteen holders of warrants to purchase our common stock, which agreements provided for the immediate cashless exercise of such warrants. Prior to these agreements, these warrants were not exercisable on a cashless basis. As a result of these agreements, the number of shares issued upon the exercise of these warrants was 4.2 million shares of our common stock, and the consideration paid for such shares was the relinquishment of warrants to purchase an aggregate of 4.4 million additional shares of our common stock. Immediately prior to the agreements, the warrants represented the right to purchase an aggregate of 8.6 million shares for an aggregate exercise price of $4.9 million. We issued 4,199,249 shares of common stock to these warrant holders, as follows:

Warrant Holder	Shares Issued
Angelo Tsakopoulos	152,500
Peter Pappas	328,000
Othon Mourkakos	1,625,000
Christopher Kyriakides	1,625,000
David DeFouw	212,500
GNS Holdings LLC	57,500
Bridge Partners LLC	142,500
Anaka Prakash	4,687
Laury Pensa	20,312
Fay & Helen Logan	3,125
Robert Dillon	21,875
John & Maria Lignos	3,125
Kit Ching Wong	3,125

6. On September 30, 2005, as a result of the share issuance to the warrant holders previously discussed, and pursuant to the First Right of Refusal Agreement dated June 16, 2003, we issued 17,902,062 shares of common stock to our parent company, Accentia.

7. On September 30, 2005, we entered into agreements with fourteen holders of outstanding Secured Convertible Promissory Notes (the “Notes”) providing for the modification of the terms of their respective Notes. These fourteen holders collectively represent $5.0 million of the total

$5.7 million in aggregate principal and accrued but unpaid interest under the Notes outstanding as of September 30, 2005. Under the modifications to the Notes, the fourteen note holders agreed that their Notes, including interest thereunder, would automatically convert into our common stock on the earlier of (i) December 1, 2005 or (ii) 30-days after an initial public offering by Accentia, which holds approximately 78% of the outstanding common stock of our company. However, this automatic conversion was conditioned on the continued quotation of our common stock on the OTC Bulletin Board as of the date of conversion and on the failure of the note holder to convert his or her respective Note into Accentia common stock prior to the automatic conversion date. The Notes held by these fourteen note holders were convertible into either our common stock or Accentia common stock, at the option of the holder. Also as a part of these modifications to these Notes, certain note holders agreed to increase the conversion price of their respective Notes. As of December 1, 2005, 9 of these note holders allowed their notes to be converted into our common stock, and 5 note holders elected to convert their note balances into Accentia common stock. As a result, on December 1, 2005, in connection with the foregoing agreements we issued 1,669,900 shares of common stock to these note holders, as follows:

Issued To	Number of Shares
C & M Soras	84,588
Anaka Prakash	108,960
F & G Korahais	60,174
Chris Soras	84,520
A Konstantinidis	42,197
Laury Pensa	539,856
Fay & Helen Logan	81,432
Robert Dillon	586,741
John & Maria Lignos	81,432

8. On December 8, 2005, we issued 800,000 shares of common stock to Stephane Allard, M.D., our former CEO and Director, as part of a termination compensation agreement, partially in consideration of the cancellation of all outstanding vested options previously issued to Dr. Allard. This transaction is further described in the “Certain Relationships and Related Transactions” section herein. This stock issuance is exempt from registration.

9. On March 31, 2006, we issued to Laurus Master Fund Ltd. a non-convertible promissory note in principal amount of $7,799,000 and a warrant to purchase up to 18,087,889 shares of the Company’s common stock at an exercise price of $.01 per share as part of the closing of a financing transaction entered into in anticipation of our New Market Tax Credit Financing. On July 31, 2006, we issued 3,500,000 shares to Laurus upon the partial exercise of this warrant.

10. On April 26, 2006, Biovax, Inc. sold a secured convertible promissory note to Telesis CDE of which $11,300,000 of the principal amount is convertible into shares of common stock of the Company at the fair market value at the option of Telesis CDE on October 27, 2013 and we issued a Warrant to Telesis CDE that provides that Telesis CDE Corporation may purchase up to 1,200,000 shares of our common stock at an exercise price equal to $1.30 per share, subject to customary adjustments. The Warrant vests 300,000 shares three years from the closing date of the Transaction and 300,000 shares each year thereafter.

11. On April 26, 2006, we issued warrants to individuals who are officers, directors, and/or significant shareholders of our parent, Accentia, in consideration of their agreement to act as Guarantors of certain of our obligations (including inter alia those of our subsidiary, Biovax) in connection with the New Market Tax Credit Financing: The four warrants were for 500,000, 250,000, 250,000, and 125,000 shares at an exercise price of $1.00 per share. Each of these warrants provide for immediate vesting and a 6.5 year term.

12. On September 5, 2006, we closed a loan transaction with Pulaski Bank and Trust Company of St. Louis, Missouri (“Pulaski”), pursuant to which Pulaski loaned us $2 million pursuant to an unsecured promissory note. $50,000 of the principal amount was disbursed at the closing to Pulaski to cover closing fees relating to the loan transaction. The note will become due and payable on January 5, 2007 but may be prepaid by us at any time without penalty. The note is an unsecured obligation and is subordinated to our outstanding obligation to Laurus Master Fund, Ltd. We issued to Pulaski a warrant to purchase up to 66,667 shares of our common stock, par value $0.01 per share, at an exercise price of $1.10 per share. The warrant will expire on September 5, 2011. The warrant provides Pulaski with piggy-back registration rights for the shares underlying the warrant.

13. On October 31, 2006, we issued five million shares of our common stock to Accentia in consideration for Accentia entering into a new Royalty Agreement, which terminates Accentia’s role as our commercialization partner for our biologic products.

14. On October 31, 2006, we issued an additional five million shares of our common stock to Accentia in consideration of Accentia’s termination of the First Right of Refusal Agreement, dated June 16, 2003.

15. On October 31, 2006, we issued ten million additional new shares of our common stock to Accentia in consideration of the sale of Accentia’s 70.5% interest in Biolender, LLC to us.

The sales and issuances of securities in the transactions described above were exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act in that such sales and issuances did not involve a public offering, were made without general solicitation or advertising and were made to accredited investors.

Item 27.	Exhibits and Financial Statement Schedules

All financial statement schedules have been omitted because they are inapplicable or not required and because the information is included elsewhere in the consolidated financial statements or notes thereto.

Exhibit Number	Description
3.1	Amended Certificate of Incorporation of the Company (1)

3.2	Amended Bylaws of the Company (1)

5.1	Opinion of Foley & Lardner LLP (26)

10.1	Asset Purchase Agreement between the Company and Unisyn Technologies, Inc. (2)

10.2	Settlement Agreement between the Company and Hambrecht & Quist Guaranty Finance, LLC (2)

10.3	Settlement Agreement between the Company and Latham & Watkins (2)

10.4	Agreement between the Company and Bridge Partners III (3)

10.5	Biovest International, Inc. 2000 Stock Option Plan. (4)

10.6	Press release dated April 15, 2003 (5)

10.7	Investment Agreement dated April 10, 2003 (6)

10.8	Termination Compensation Agreement dated April 24, 2003 with George Constantin (10)

10.9	Amendment to Investment Agreement dated June 16, 2003 (6)

10.10	Escrow Agreement dated June 16, 2003 (6)

10.11	Promissory Note in principal amount of $2,500,000 payable to Biovest International, Inc. (6)

10.12	Promissory Note in principal amount of $15,000,000 payable to Biovest International, Inc. (6)

10.13	Promissory Note to Othon Mourkakos (6)

10.14	Promissory Note to Christopher Kyriakides (6)

10.15	Promissory Note to Peter Pappas (6)

10.16	Promissory Note to Angelo Tsakopoulos (6)

10.17	Agreement regarding first right of refusal (6)

10.18	Promissory Note in principal amount of $885,538.47 payable to Cohen, et al. (6)

10.19	Security Agreement (6)

10.20	Resignation of directors

Othon Mourkakos (6)

David DeFouw, PhD (6)

George Constantin (6)

10.21	Letter from Lazar Levine & Felix LLP, former independent auditors, regarding its concurrence or disagreement with the statements in this report (7)

10.22	Incentive Stock Option Agreement – P. Pappas ($0.25 / share) (8)

10.23	Incentive Stock Option Agreement – P. Pappas ($0.50 / share) (8)

10.24	Common Stock Purchase Warrant – P. Pappas (8)

10.25	Incentive Stock Option Agreement – D. Moser (8)

10.26	Common Stock Purchase Warrant – C. Kyriakides (8)

10.27	Common Stock Purchase Warrant – O. Mourkakos (8)

10.28	Common Stock Purchase Warrant – A. TsaKopoulos (8)

10.29	Common Stock Purchase Warrant – T. Belleau (8)

10.30	Common Stock Purchase Warrant – D. DeFouw (8)

10.31	Master Contract Services Agreement (8)

10.32	Amendment to Promissory Note in the principal amount of $2,500,000 dated June 16, 2003 (9)

10.33	Amended and Restated Amendment to Promissory Note (9)

10.34	Amended and Restated Amendment to Escrow Agreement (9)

10.35	Amendment to Escrow Agreement (9)

10.36	Code of Ethics (10)

10.37	Employment Agreement with Dr. Stephane Allard (10)

10.38	Employment Agreement with James McNulty, CPA (10)

10.39	Employment Agreement with James Wachholz (10)

10.40	Employment Agreement with Richard Sakowicz (10)

10.41	Employment Agreement with Samuel Duffey, Esq. (10)

10.42	Employment Agreement with Julian Casciano (10)

10.43	Press release dated March 25, 2004 (11)

10.44	Certificate of Incorporation of Biovax, Inc.(11)

10.45	Bylaws of Biovax, Inc (11)

10.46	Charter for Audit Committee (11)

10.47	Insider Trading Policy (11)

10.48	Delegation of Authority Policy (11)

10.49	Financial Consulting Agreement with Andreas Zigouras (11)

10.50	Common Stock Warrant to Andreas Zigouras (11)

10.51	Release of Claim & Settlement Agreement (Warburton) (12)

10.52	IND Transfer Letter Dated April 27, 2004 (13)

10.53	Second Amendment to Investment Agreement (14)

10.54	Biologic Products Commercialization Agreement (14)

10.55	Line of Credit Promissory Note (14)

10.56	General Security Agreement (14)

10.57	Masters Service Agreement With PPDI (15)

10.58	Project Addendum PPDI (15)

10.59	Confidentiality & Non-Compete Agreement with Carl Cohen, Ph.D. (1)

10.60	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Dillon. (16)

10.61	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Kit Ching Wong. (16)

10.62	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Bridge Partners. (16)

10.63	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE DeFouw. (16)

10.64	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE GNS. (16)

10.65	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Lignos. (16)

10.66	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Logan. (16)

10.67	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Kyriakides. (16)

10.68	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Mourkakos. (16)

10.69	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Pappas. (16)

10.70	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Pensa. (16)

10.71	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Prakash. (16)

10.72	AGREEMENT REGARDING CASHLESS WARRANT EXERCISE Tsakopoulos. (16)

10.73	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Christos Soras. (16)

10.74	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Con. & Mary Soras. (16)

10.75	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Dillon. (16)

10.76	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Kit Ching Wong. (16)

10.77	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Konstantinidis. (16)

10.78	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Korahais. (16)

10.79	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Kyriakides. (16)

10.80	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Lignos. (16)

10.81	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Logan. (16)

10.82	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Mourkakos. (16)

10.83	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Pappas. (16)

10.84	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Pensa. (16)

10.85	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Prakash. (16)

10.86	AGREEMENT REGARDING CONVERSION OF PROMISSORY NOTE Tsakopoulos. (16)

10.87	Clarification Agreement. (16)

10.88	Investment Banking Engagement Agreement. (16)

10.89	Modification of Gunn Allen Engagement Agreement. (16)

10.90	Termination Compensation Agreement between registrant and Dr. Stephane Allard (17)

10.91	Employment Agreement between registrant and Carl Cohen, Ph.D. (17)

10.92	Engagement Agreement dated January 7, 2006 between registrant and Investor Relations Group, Inc. (17)

10.93	Warrant dated January 7, 2006 from registrant to Investor Relations Group, Inc. (17)

10.94	Settlement Agreement dated February 13, 2006 between registrant and Dr. Robert Pfeffer (17)

10.95	Promissory Note dated February 13, 2006 between registrant and Dr. Robert Pfeffer (17)

10.96	Release from Dr. Robert Pfeffer to registrant (17)

10.97	Release from registrant to Dr. Robert Pfeffer (17)

10.98	Incentive Stock Option Grant dated February 10, 2006 from registrant to Carl Cohen, Ph.D. (17)

10.99	Incentive Stock Option Grant dated February 10, 2006 from registrant to James McNulty, CPA (17)

10.100	Incentive Stock Option Grant dated February 10, 2006 from registrant to Samuel Duffey, Esq. (17)

10.101	Incentive Stock Option Grant dated February 10, 2006 from registrant to Steven Arikian, M.D. (17)

10.102	Incentive Stock Option Grant dated February 10, 2006 from registrant to David Moser (17)

10.103	Incentive Stock Option Grant dated February 10, 2006 from registrant to Robert Weiss (17)

10.104	Incentive Stock Option Grant dated February 10, 2006 from registrant to Angelos Stergiou M.D (17)

10.105	Secured Promissory Note Dated December 1, 2005 from the registrant to Accentia Biopharmaceuticals, Inc. (17)

10.106	Secured Promissory Note Dated December 31, 2005 from the registrant to Accentia Biopharmaceuticals, Inc. (17)

10.107	Note and Warrant Purchase Agreement, dated March 31, 2006, between Biovest International, Inc. (“Biovest”) and Laurus Master Fund, Ltd. (“Laurus”). (18)

10.108	Secured Promissory Note, dated March 31, 2006, issued by Biovest to Laurus. (18)

10.109	Common Stock Purchase Warrant, dated March 31, 2006, issued by Biovest to Laurus. (18)

10.110	Restricted Account Agreement, dated March 31, 2006, among Biovest, Laurus, and North Fork Bank. (18)

10.111	Restricted Account Letter Agreement, dated March 31, 2006, between Biovest and Laurus. (18)

10.112	Registration Rights Agreement, dated March 31, 2006, between Biovest and Laurus. (18)

10.113	Master Security Agreement, dated March 31, 2006, among Laurus, Biovest, and Biovax, Inc. (18)

10.114	Stock Pledge Agreement, dated March 31, 2006, between Laurus and Accentia Biopharmaceuticals, Inc. (“Accentia”). (18)

10.115	Guaranty, dated March 31, 2006, made by Accentia in favor of Laurus. (18)

10.116	Amended and Restated Stock Pledge Agreement, dated as of April 29, 2005 and amended and restated as of April 25, 2006, among Laurus, Accentia and each other Pledgor party thereto. (19)

10.117	Demand Note, dated April 21, 2006, issued by the Company to Laurus. (19)

10.118	First Bank Subordination Agreement, dated as of April 25, 2006, by and among Laurus, First Bank (“First Bank”) and Accentia. (19)

10.119	Telesis Subordination Agreement, dated as of April 25, 2006, by and among Laurus, Telesis CDE Two, LLC (“Telesis CDE”), Biovax, Inc. (“Biovax”), the Company and Accentia. (19)

10.120	Promissory Note, dated April 25, 2006, issued by Biovax Investment LLC (“Leverage Fund”) to Biolender, LLC (“Biolender”). (19)

10.121	Loan and Security Agreement, dated as of April 25, 2006, between Leverage Fund and Biolender. (19)

10.122	Subordinated Convertible Promissory Note, dated April 25, 2006, from Biovax to Telesis CDE. (19)

10.123	Convertible Loan Agreement, dated as of April 25, 2006, by and among Biovax, Telesis CDE and the Company. (19)

10.124	Guaranty, dated April 25, 2006, made by Frances E. O’Donnell, Jr., Kathleen M. O’Donnell (as Trustee of the Frances E. O’Donnell, Jr.

Irrevocable Trust), Dennis L. Ryll, Ronald Osman, Steven J. Stogel, Donald L. Ferguson, Donald L. Ferguson (as trustee of the Donald L. Ferguson Revocable Trust), the Company and Accentia in favor of U.S. Bancorp Community Investment Corporation (“USBCIC”) and Telesis CDE. (19)

10.125	Limited Liability Company Agreement of Biolender, LLC, dated April 25, 2006, between the Company and Accentia. (19)

10.126	Put Option Agreement dated April 25, 2006, between Biovax, Leverage Fund, USBCIC and Biolender. (19)

10.127	Purchase Option Agreement dated April 25, 2006, between Biovax, Leverage Fund, USBCIC and Biolender. (19)

10.128	Common Stock Purchase Warrant, dated April 25, 2006, issued by the Company to Telesis CDE. (19)

10.129	Common Stock Purchase Warrant, dated April 25, 2006, issued by Accentia to Telesis CDE. (19)

10.130	Tax Credit Reimbursement and Indemnity Agreement, dated as of April 25, 2006, between Biovax and USBCIC. (19)

10.131	Asset Purchase Agreement dated April 18, 2006 between Biovest and Biovax. (19)

10.132	Vaccine Purchase and Sale Agreement, dated as of April 28, 2006, between Biovax and the Company. (19)

10.133	Indemnification Agreement, dated as of April 25, 2006, from the Company to Dennis Ryll. (19)

10.134	Indemnification Agreement, dated as of April 25, 2006, from the Company to Steven Stogel. (19)

10.135	Indemnification Agreement, dated as of April 25, 2006, from the Company to Donald Ferguson. (19)

10.136	Indemnification Agreement, dated as of April 25, 2006, from the Company to Ronald Osman. (19)

10.137	Indemnification Agreement, dated as of April 25, 2006, from the Company to Francis O’Donnell. (19)

10.138	Common Stock Purchase Warrant, dated April 25, 2006, issued by Biovest to Ronald Osman. (20)

10.139	Common Stock Purchase Warrant, dated April 25, 2006, issued by Biovest to Dennis Ryll. (20)

10.140	Common Stock Purchase Warrant, dated April 25, 2006, issued by Biovest to Steven Stogel. (20)

10.141	Common Stock Purchase Warrant, dated April 25, 2006, issued by Biovest to Donald Ferguson. (20)

10.142	Press Release dated May 11, 2006 Announcing Fast Track Status for BiovaxID. (20)

10.143	Press Release dated May 16, 2006 Announcing FDA Approval of Surrogate Endpoint for BiovaxID Clinical Trial. (20)

10.144	Amendment and Consent to Release dated August 2, 2006 (21)

10.145	AutovaxID, Inc. Certificate of Incorporation Filed August 7, 2006. (22)

10.146	Promissory Note dated September 5, 2006, between Biovest International, Inc. (“Biovest”) and Pulaski Bank and Trust Company. (“Pulaski”). (23)

10.147	Common Stock Purchase Warrant, dated September 5, 2006, issued by Biovest to Pulaski. (23)

10.148	Letter Terminating CRADA from Biovest International, Inc. to National Cancer Institute dated September 25, 2006. (24)

10.149	Registration Rights Agreement, dated September 29, 2006, among Biovest International, Inc. and the Purchasers identified therein (25)

10.150	Royalty Agreement Between Biovest International, Inc. and Accentia Biopharmaceuticals, Inc., dated October 31, 2006.

10.151	Termination Agreement Between Biovest International, Inc. and Accentia Biopharmaceuticals, Inc., dated October 31, 2006.

10.152	Biolender Purchase Agreement, dated October 31, 2006, between the Company and Accentia Biopharmaceuticals, Inc.

10.153	Consent, dated October 31, 2006, among the Company, Biolender, LLC, AutovaxID, Inc. and Laurus Master Fund, Ltd.

21.1	Subsidiaries of the Registrant (26)

23.1	Consent of Aidman, Piser & Co., P.A.

24.1	Power of Attorney (contained on the signature page of this registration statement)

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K dated December 3, 2004

(2)	Incorporated by reference to the Company’s Current Report on Form 8-K dated July 7, 2000.

(3)	Incorporated by reference to the Company’s Annual Report on Form 10-KSB for the period ended September 30, 2000, which was filed on January 16, 2001.

(4)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the period ended March 31, 2001, which was filed on May 21, 2001.

(5)	Incorporated by reference to the Company’s Current Report on Form 8-K dated April 29, 2003.

(6)	Incorporated by reference to the Company’s Current Report on Form 8-K dated June 23, 2003.

(7)	Incorporated by reference to the Company’s Current Report on Form 8-K dated July 7, 2003.

(8)	Incorporated by reference to the Company’s Quarterly Report on Form 10- QSB for the period ended June 30, 2003, which was filed on August 19, 2003.

(9)	Incorporated by reference to the Company’s Current Report on Form 8-K dated September 22, 2003

(10)	Incorporated by reference to the Company’s Annual Report on Form 10-K dated January 13, 2004.

(11)	Incorporated by reference to the Company’s Current Report on Form 8-K dated March 29, 2004.

(12)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the period ended December 31, 2003, which was filed on February 19, 2004.

(13)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the period ended March 31, 2004, which was filed on May 24, 2004.

(14)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the period ended June 30, 2004, which was filed on August 23, 2004.

(15)	Incorporated by reference to the Company’s Current Report on Form 8-K dated October 4, 2004.

(16)	Incorporated by reference to the Company’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2005, which was filed on January 13, 2006.

Signed originals of these written statements required by Section 906 have been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

(17)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the period ended December 31, 2005, which was filed on February 21, 2006.

(18)	Incorporated by reference to the Company’s Current Report on Form 8-K dated April 6, 2006.

(19)	Incorporated by reference to the Company’s Current Report on Form 8-K dated May 2, 2006.

(20)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the period ended March 31, 2006, which was filed on May 22, 2006.

(21)	Incorporated by reference to the Company’s Current Report on Form 8-K dated August 8, 2006.

(22)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the period ended June 30, 2006, which was filed on August 21, 2006.

(23)	Incorporated by reference to the Company’s Current Report on Form 8-K dated September 11, 2006.

(24)	Incorporated by reference to the Company’s Current Report on Form 8-K dated September 26, 2006.

(25)	Incorporated by reference to the Company’s Current Report on Form 8-K dated October 11, 2006.

(26)	Previously filed.

Item 28.	Undertakings

The undersigned registrant hereby undertakes to:

(a) (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) That, for the purpose of determining liability under the Securities Act to any purchaser:

(1) If the registrant is relying on Rule 430B:

(i) Each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) If the registrant is subject to Rule 430C,

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Worcester, State of Massachusetts on November 13, 2006.

BIOVEST INTERNATIONAL, INC.

By:	/s/ Steven R. Arikian
Steven R. Arikian
President and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ James A. McNulty
James A. McNulty
Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)

	Signature	Title	Date

By:	/s/ Steven R. Arikain Steven R. Arikain	President and Chief Executive Officer; Chairman of the Board (Principal Executive Officer)	November 13, 2006

By:	/s/ James A. McNulty James A. McNulty	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	November 13, 2006

By:	* Francis E. O’Donnell, Jr.	Vice Chairman of the Board	November 13, 2006

By:	* Carl M. Cohen	Chief Operating Officer	November 13, 2006

By:	* Raphael Mannino	Director	November 13, 2006

By:	* Peter J. Pappas, Sr.	Director	November 13, 2006

By:	* Christopher Chapman	Director	November 13, 2006

By:	* Jeffrey A. Scott	Director	November 13, 2006

By:	* Robert D. Weiss	Director	November 13, 2006

By:	* John Sitilides	Director	November 13, 2006

*	By:	/s/ Steven R. Arikian
Steven R. Arikian
Attorney-in-Fact

*	By:	/s/ James A. McNulty
James A. McNulty
Attorney-in-Fact